UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ______________________

                                  FORM 20-F

[ X ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[   ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934 OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

               For the transition period from __________ to ________

                      Commission file number ___________

                        TRI-LATERAL VENTURE CORPORATION
                        -------------------------------
              (Exact name of Registrant as specified in its charter)

                              Ontario, Canada
                              ---------------
                 (Jurisdiction of incorporation or organization)

         750 West Pender Street, #604, Vancouver, British Columbia  V6C 2T7
                    --------------------------------------
                   (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:  None

          Securities to be registered pursuant to Section 12(g) of the Act:
                       Common Shares, without par value
                       ---------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act:   None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual
report.        3,372,054 issued shares of common stock

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to
such filing requirements for the past ninety days.         Yes ___   No [X]

Indicate by check mark which financial statement item the registrant has elected
to follow:     Item 17 [X]   Item 18 ___


Page 1 of 112
Index to Exhibits on Page 50


                        TRI-LATERAL VENTURE CORPORATION
                       FORM 20-F REGISTRATION STATEMENT

                              TABLE OF CONTENTS

PART I

Item 1.  Identity of Directors, Senior Management and Advisors               3
Item 2.  Offer Statistics and Expected Timetable                             4
Item 3.  Key Information                                                     4
Item 4.  Information on the Company                                         12
Item 5.  Operating and Financial Review and Prospects                       18
Item 6.  Directors, Senior Management and Employees                         20
Item 7.  Major Shareholders and Related Party Transactions                  25
Item 8.  Financial Information                                              26
Item 9.  The Offer and Listing                                              27
Item 10. Additional Information                                             29
Item 11. Quantitative and Qualitative Disclosures About Market Risk         36
Item 12. Description of Securities Other Than Equity Securities             36


PART II

Item 13. Default, Dividend Arrearages and Delinquencies                     36
Item 14. Material Modifications to the Rights of
          Security Holders and Use of Proceeds                              36
Item 15. Reserved
Item 16. Reserved


PART III

Item 17. Financial Statements                                               36
Item 18. Financial Statements                                               49
Item 19. Exhibits                                                           50



INTRODUCTION

Tri-Lateral Venture Corporation was organized under the laws of Ontario,
Canada.   In this Registration Statement, the "Company", "we," "our" and
"us" refer to Tri-Lateral Venture Corporation (unless the context otherwise
requires).   We have prepared this Registration Statement on the basis of information that we have or that we have obtained from sources we believe
to be reliable.   Summary discussions of documents referred to in this
Registration Statement may not be complete and we refer you to the actual documents for more complete information. Our principal corporate offices are located at 750 West Pender Street, #604, Vancouver, British Columbia V6C 2T7; our telephone number is 604-689-0188.


BUSINESS OF TRI-LATERAL VENTURES CORPORATION

The Company is in the business of acquiring, exploring, and developing (when appropriate) natural resource properties. The Company's primary property is the Lennie Property, a gold-exploration project in Ontario, Canada. No known bodies of commercial ore or economic deposits have been established on any of the Company's natural resource properties.


FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ("CDN$" or "$"). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).


FORWARD-LOOKING STATEMENTS

This Registration Statement includes forward-looking statements, principally in ITEM #4, "Information on the Company" and ITEM #5 Item #5, "Operating and Financial Review and Prospects". We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Registration Statement under ITEM #3, "Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect", and similar words are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Registration Statement might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.



PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors
Table No. 1 lists as of 10/15/2002 the names of the Directors of the Company.

                                  Table No. 1
                                   Directors
______________________________________________________________________________
                                                            Date First Elected
Name                                  Age                         or Appointed
------------------------------------------------------------------------------
Gregory C. Burnett (1)(2)(3)           40                            June 2000
Alan G. Crawford (1)(2)(3)             47                            June 2000
Kevin R. Hanson (1)(2)(3)              45                            June 2000
Michael Weingarten (4)                 47                            June 2001
------------------------------------------------------------------------------
(1)  Member of Audit Committee.
(2)  Member of Executive Committee.
(3)  Resident/Citizen of British Columbia, Canada.
(4)  Resident/Citizen of Ontario, Canada
(5)  All business addresses  c/o Tri-Lateral Venture Corporation
                                 750 Pender Street #604
                                 Vancouver, BC  Canada  V6C 2T7
_____________________________________________________________________________


1.A.2.  Senior Management
Table No. 2 lists, as of 10/15/2002, the names of the Senior Management of the Company. The Senior Management serves at the pleasure of the Board of Directors.

                                   Table No. 2
                                Senior Management
______________________________________________________________________________
                                                                       Date of
                                                                         First
Name                         Position               Age            Appointment
------------------------------------------------------------------------------
Gregory C. Burnett (1)(3)    President/CEO           40              June 2000
Brent Petterson (2)(3)       Corporate Secretary     41              June 2000
------------------------------------------------------------------------------
(1)  He spends about 20% of his time on the affairs of the Company.
(2)  He spends about  5% of his time on the affairs of the Company.
(3)  All business addresses  c/o Tri-Lateral Venture Corporation
                                 750 Pender Street #604
                                 Vancouver, BC  Canada  V6C 2T7
______________________________________________________________________________

Gregory C. Burnett's business functions, as President/CEO of the Company, include leading the search for businesses opportunities, strategic planning, business development, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/shareholders; and preparation/payment/organization of the expenses/ taxes/ activities of the Company, and reporting to Board of Directors.

Brent Petterson's business functions, as Corporate Secretary, include assisting the President with financial and corporate administrative matters.


1.B.  Advisors
The Company's attorneys are Clark Wilson,
                            800- 885 West Georgia Street
                            Vancouver, BC  V6C 2T7
                            604-687-5700

1.C.  Auditors
The Company's auditors for its financial statements for each of the preceding two periods was Morgan & Company, Chartered Accountants, 700 West Georgia Street, #1730, Vancouver, British Columbia, Canada V7Y 1A1. They are members of the British Columbia Institute of Chartered Accountants.


ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.
         --- No Disclosure Necessary ---


ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data
3.A.2.  Selected Financial Data
The selected financial data of the Company for Fiscal 2001 and Fiscal 2000 ended December 31st was derived from the financial statements of the Company which have been audited by Morgan & Company, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Registration Statement. The selected financial data of the Company for Fiscal 1999, Fiscal 1998 and Fiscal 1997 ended December 31st was derived from the financial state-ments of the Company that were audited by Amisano Hanson; these financial statements are not included herein.

The selected financial data as at and for the six-month periods ended 6/30/2002 and 6/30/2001 have been derived from the unaudited financial statements of the Company, included herein and, in the opinion of management include all adjust-ments (consisting solely of normally recurring adjustments) necessary to present fairly the information set forth therein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Effective 5/15/1998, the Company consolidated its common shares on a 1-for-10 basis. All references to numbers of shares and/or per share figures refer to post-consolidation data unless otherwise indicated.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS). There are no material numerical differences between Canadian GAAP and US GAAP; other differences, as applicable to the Company, are described in footnotes to the financial statements.

                                  Table No. 3
                            Selected Financial Data
                    (CDN$ in 000, except per share data)
________________________________________________________________________________
                                   Unaudited
                      Six Months       Year     Year     Year     Year     Year
                    Ended   Ended     Ended    Ended    Ended    Ended    Ended
                   6/30/02 6/30/01  12/31/01 12/31/00 12/31/99 12/31/98 12/31/97
--------------------------------------------------------------------------------
CANADIAN GAAP and US GAAP
Sales Revenue            $0      $0      $ 0      $ 0      $ 0      $ 0     $ 0
(Loss) From Operations ($35)   ($93)   ($198)    ($77)   ($110)  ($1065)  ($441)
Net Income (Loss)      ($35)   ($93)   ($198)    ($77)   ($110)  ($1065)  ($441)
(Loss) per Share     ($0.01) ($0.03)  ($0.06)  ($0.02)  ($0.05)  ($0.96) ($0.39)
Dividends Per Share   $0.00   $0.00    $0.00    $0.00    $0.00    $0.00   $0.00

Wtg. Avg. Shares (000) 3372    3372     3372     3372     2238     1103    1103
Period-end Shares O/S  3372    3372     3372     3372     3372     1104    1104
--------------------------------------------------------------------------------
Working Capital       ($904)   (264)   ($869)   ($171)    ($93)   ($437)  ($164)
Long-Term Debt            0       0        0        0        0        0       0
Capital Stock          5783    5783     5783     5785     5785     5332    5332
Shareholders' Equity   (404)   (369)    (369)    (171)     (93)    (437)    628
Total Assets            566     738      738       47        4       40     986

(1) Cumulative Net Loss since incorporation under US GAAP has been ($6,189,139).
________________________________________________________________________________


3.A.3.  Exchange Rates
In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of Fiscal 2001/2000/1999/1998/1997 ended December 31st, the average rates for the period, and the range of high and low rates for the period. The data for the six-month periods ended 6/30/2002 and 6/30/2001 is provided, as is the data for each month during the most recent ten months.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

                                  Table No. 4
                          U.S. Dollar/Canadian Dollar
______________________________________________________________________________

                                             Average     High     Low    Close
------------------------------------------------------------------------------
October 2002                                             1.59     1.56    1.56
September 2002                                           1.59     1.55    1.59
August 2002                                              1.60     1.55    1.56
July 2002                                                1.59     1.51    1.57
June 2002                                                1.55     1.51    1.52
May 2002                                                 1.57     1.53    1.53
April 2002                                               1.60     1.56    1.57
March 2002                                               1.60     1.58    1.60
February 2002                                            1.61     1.59    1.60
January 2002                                             1.61     1.59    1.59
------------------------------------------------------------------------------
Six Months Ended   6/30/2002                    1.55     1.61     1.51    1.52
Six Months Ended   6/30/2001                    1.53     1.58     1.49    1.52
------------------------------------------------------------------------------
Fiscal Year Ended 12/31/2001                    1.55     1.60     1.49    1.59
Fiscal Year Ended 12/31/2000                    1.50     1.56     1.44    1.50
Fiscal Year Ended 12/31/1999                    1.49     1.53     1.44    1.44
Fiscal Year Ended 12/31/1998                    1.49     1.57     1.41    1.54
Fiscal Year Ended 12/31/1997                    1.39     1.44     1.34    1.43
______________________________________________________________________________


3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 6/30/2002.

                                  Table No. 5
                       Capitalization and Indebtedness
                                 June 30, 2002
______________________________________________________________________________

Shareholders' equity:
  Common Shares, no par value;
  Unlimited number authorized
    3,372,054 shares issued and outstanding                        $5,783,259
  Contributed Surplus                                                   2,000

  Retained Earnings (deficit)                                     ($6,189,398)

  Net Stockholders' Equity                                          ($404,139)

TOTAL CAPITALIZATION                                                ($404,139)
------------------------------------------------------------------------------
Stock Options Outstanding: nil
Warrants Outstanding: nil
Preference Shares Outstanding: nil
Capital Leases: nil
Guaranteed Debt: nil
Secured Debt: nil
______________________________________________________________________________


3.C.  Reasons For The Offer And Use Of Proceeds
      --- No Disclosure Necessary ---


3.D.  Risk Factors

Risks Associated with Mining
Despite exploration work on its mineral claims, to date, no known bodies of commercial ore or economic deposits have been established on any of the Company's mineral properties. In addition, the Company is in its early stages of exploration; the Company has only done a preliminary legal survey of the boundaries of any of these properties, and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence/area could be in doubt.

Furthermore, mining exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to avoid. The Company may not discover commercial quantities of minerals. The mining properties may not be brought into a state of commercial production.

Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration.


Mining operations are subject to a wide range of government regulations such as restrictions on production, price controls, tax increases, expropriation of property, environmental protection, protection of agricultural territory or changes in conditions under which minerals may be marketed.

Mining operations may also be affected by claims of native peoples. The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing. These factors include market fluctuations, government regulations relating to prices, taxes royalties, allowable production, import, exports and supply and demand. The effect of these factors cannot be accurately determined.

The Company is an exploration stage company with no history of pre-tax profit There can be no assurance that the Company's operations will be profitable in the future.

The mining industry is highly competitive and the Company will be required to compete in the future directly with other corporations that may have greater resources. Such corporations could outbid the Company for potential projects or produce minerals at lower costs.

The Company may become subject to liability for cave-ins and other hazards of mineral exploration against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Payment of such liabilities would reduce funds available for acquisition or exploration of mineral prospects and would have a material adverse effect on the Company's financial position.

The Company's ability to continue exploration of resource properties will be dependent upon its ability to raise significant additional financing hereafter Should the Company not be able to obtain such financing, its properties may be lost entirely.


Financing Risks
The Company, while engaged in the business of exploiting mineral properties, believes it has sufficient funds to undertake its planned operations and exploration projects during the next six months. If the Company's exploration programs are successful, additional financing will be required to develop the mineral properties identified and to place them into commercial production.
The exploitation of the Company's mineral properties is, therefore, dependent upon the Company's ability to obtain financing through the joint venturing of
projects,  debt financing,  equity financing or other means.   There is no
assurance that such sources of financing will be available on acceptable terms, if at all. Failure to obtain such financing may result in delay or indefinite postponement of work on the Company's mineral properties, as well as the possible loss of such properties.

Development Risks
The development of mineral properties, assuming exploration efforts identify commercially recoverable amounts of minerals, involves a high degree of risk. Unusual or unexpected geological formations, formation pressures, fires, power outages, labor disruptions, industrial accidents, flooding, explosions, cave-ins, land slides, environmental hazards, and the inability to obtain suitable or adequate machinery, equipment or labor are other risks involved in the operation of mines and the conduct of exploration programs. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. The economics of developing precious and base metal properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuating mineral markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the price of precious and base metals produced, the Company may determine that it will be impractical to commence commercial production. If the Company's development efforts are not successful with respect to any individual properties, the expenditures associated with such properties are written off.

Management of Growth
The Company may not be able to manage the expansion of its business, and a failure to do so may have a material adverse effect on the Company's operating results.

Dependence Upon Key Management Employees
While engaged in the business of exploiting mineral properties, the nature of the Company's business, its ability to continue its exploration of potential development projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel. The Company's growth will depend, on the efforts of its key management employees. Loss of any of these people could have a material adverse effect on the Company. The Company has no key-man life insurance or written contacts with Senior Management.

Conflicts of Interest
Certain of the Directors and Senior Management of the Company are also Directors and/or Senior Management and/or significant shareholders of other companies, including those also involved in natural resources. As the Company is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time. The Directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board of Directors, any Director in a conflict must disclose his interest and abstain from voting on such matter.
In determining whether or not the Company will participate in any project or opportunity, the Directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.


Risks Relating to an Investment in the Securities of the Company

Dilution Through Employee/Director/Consultant Options.   Because the success
of the Company is highly dependent upon its respective employees, the Company may in the future grant to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives. Those options may be granted at exercise prices below those for the common shares prevailing in the public trading market at the time or may be granted at exercise prices equal to market prices at times when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.

Dividends. The Company intends to invest all available funds to finance the growth of the Company's business and therefore investors cannot expect to receive a dividend on the common shares of the Company in the foreseeable future. Even were the Company to determine a dividend could be declared, the Company could be precluded from paying dividends by restrictive provisions of loans, leases or other financing documents or by legal prohibitions under applicable corporate law.

Stock Market Price and Volume Volatility. The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e., mineral price fluct-uation/high production costs/accidents) as well as factors unrelated to the Company or its industry. The Company's common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company's business, and changes in estimates and evaluations by securities analysts or other events or factors In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, the Company's common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control. Further, despite the existence of a market for trading the Company's common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the common shares.

Control by Principal Stockholders, Officers and Directors Could Adversely Affect the Company's Stockholders. The Company's Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to the Company's stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company's assets) and to control the Company's management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company's stock.

History of Losses. The Company has had a history of losses and there is no assurance that it can reach profitability in the future. The Company will require significant additional funding to meet its business objectives. Capital will need to be available to help maintain and to expand work on the Company's principal exploration property. The Company may not be able to obtain additional financing on reasonable terms, or at all. If equity financing is required, as expected, then such financings could result in significant dilution to existing shareholders. If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects. The Company has historically obtained the preponderance of its financing through the issuance of equity, there is no limit to the number of authorized common shares, and the Company has no current plans to obtain financing through means other than equity financing.

Company is Incorporated in Canada. The articles/by-laws and the laws of the Province of Ontario are different that those typical in the United States. However, the typical rights of investors in Canadian companies differ only modestly from those in the United States; refer to the relevant sections which are discussed in Section 9.A.5 and Section 10.B of this Registration Statement.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Considered Penny Stocks And Are Subject To The Penny Stock Rules. Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock".
A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share. Our shares are quoted on the Canadian Unlisted Board, and the price of our common shares ranged from CDN$1.00 (low) to CDN$1.50 (high) during the period from 1/1/2001 to 9/30/2002. The closing price of our shares on 9/30/2002 was CDN$1.00. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers. It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated in the province of Ontario under the Ontario Business Corporations Act. A majority of the Company's directors must be residents of Canada, and all or a substantial portion of their assets are located outside of the United States, predominately in Canada. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except, for example:
  a) where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;
  b) the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;
  c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;
  d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;
  e) the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;
  f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or
  g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.


ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction
Tri-Lateral Venture Corporation hereinafter also is referred to as the "Company". The Company actively explored its natural resource properties until Fiscal 1998 when it wrote-down its interests in its remaining properties, in response to low precious metal prices and a difficult investment market in which to raise funds to finance continued exploration. However, the Company retained ownership of its crown-granted mineral claims in good standing on one property, known as the Lennie Property. Given a recent resurgence in the price of gold, market conditions for raising capital for precious metals exploration, and the recent activity in the Red Lake gold camp in Ontario, where the Company's claims are located, the Company is seeking to explore this property.

From December 2000 until July 2001, the Company attempted to acquire Contact Solutions Group Inc. ended July 2001. That effort ended unsuccessfully; and the Company has had to file suit in the Superior Court of Ontario to recover the $500,000 loaned to Contact Solutions Group Inc.

The Company's executive office is located at:
 750 West Pender Street, #604
 Vancouver, British Columbia, Canada  V6C 2T7
 Telephone: (604) 689-0188
 Facsimile: (604) 689-9773.
 e-mail: khanson@amisanohanson.com

The Company's registered office is located at:
 c/o: Clark Wilson,
      800 - 885 West Georgia St.,  Vancouver, BC, Canada  V6C 2T7
      Telephone: (604) 687-5700; and
      Facsimile: (604) 687-6314.

The contact person is:
  Gregory C. Burnett, President/CEO/Director.

The Company's fiscal year ends December 31st.

The Company's common shares trade on the Canadian Unlisted Board in Toronto under the symbol "TRIV".

The Company has an unlimited number of common shares without par value authorized and an unlimited non-voting convertible redeemable non-cumulative 6% preference shares authorized. At 12/31/2001, the end of the Company's most recent fiscal year, there were 3,372,054 common shares issued and outstanding. At 9/30/2002, there were 3,372,054 common shares issued/outstanding.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes
The Company was incorporated in Ontario, Canada under the Ontario Business Corporations Act on 4/24/1967 under the name "Jolly Jumper Products of America Limited". The name was changed on 9/25/1987 to "Sun Valley Hot Springs Ranch Inc". The name was changed on 3/26/1991 to "Tri-Valley Free Trade Inc". The name was changed on 6/19/1995 to "Tri-Valley Investments Corporation". The name was changed on 10/2/1998 to "Tri-Lateral Venture Corporation".

Stock Consolidation
Effective 5/15/1998, the Company consolidated its common shares on a 1-for-10 basis. All references to numbers of shares and/or per share figures refer to post-consolidation data unless otherwise indicated.

Financings
The Company has financed its operations through funds raised in loans, public/ private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.
______________________________________________________________________________

Fiscal                                          Number of              Capital
Year   Nature of Share Issuance                   Shares                Raised
------------------------------------------------------------------------------
1997   Shares for debts                        578,388 shares       $1,199,076
1998   None
1999   Shares for debts                      2,268,498 shares         $453,699
2000   None
2001   Unsecured Loans                                                $700,000
2002-to-Date None
______________________________________________________________________________


Capital Expenditures
Fiscal 1997: $359,992 for property acquisition/exploration
Fiscal 1998: $ 58,149 for property acquisition/exploration
Fiscal 1999: None
Fiscal 2000: None
Fiscal 2001: None
Fiscal 2002-to-Date: None

4.B.  BUSINESS OVERVIEW

Description and Growth
The Lennie Property was acquired in August 1995 as part of a larger group of properties in the Red Lake District on Ontario, Canada. During Fiscal 1995 through 1998, the Company conducted exploration on this property, expending $660,077 in total.

The Lennie Property was a special focus of activity with exploration expenditures of $6,337 incurred during 1995, $512,732 during 1996, $114,828 during 1997, and $26,180 during 1999. During the 1996 season, 17,413 feet of diamond drilling was completed. The first phase contained 9887 feet and sixteen; the second phase contained 3962 feet and five holes. Based on interim results, additional drilling completed combined portions of the original Phase III and Phase IV drill programs. A total of 26 holes of varying depths were drilled encompassing the central portion of the property along the stratigraphic geological boundaries. Two major zones were outlined between two folds in the rock units. One zone was located at a vertical depth of 400 feet and the second zone was in the mid-west of the property with a strike length of 700 feet and to a vertical depth of 1000 feet. In order to continue to explore the full potential of the property a total of 30,000 feet of diamond drilling was estimated. Due to severe winter weather conditions and a very last spring season during 1997, the drilling was delayed.

Faced with low prices for precious metals and a financial market not conducive toward small, exploration stage natural resource companies, the Company ceased all exploration work and wrote down it natural resource property interests to $1. The Company retained its interests in the Lennie Property, believing that the property had the possibility of being developed into a commercial project.

With the price of gold again trading above US$300 per ounce and hitting US$324 (on 7/18/2002) for the first time since late 1997, the Company is working to resume exploration of its Lennie Property. The Company is considering many alternatives regarding the exploitation of this property, including optioning the property to a larger, third-party exploration company. Discussions have been held with several parties, but as of 10/15/2002, all discussions are preliminary.

Plan Of Operations

Source of Funds for Fiscal 2002/2003
The Company's primary source of funds since incorporation has been through the issuance of common shares and loans. The Company has had no revenue from operations and does not anticipate revenues in the foreseeable future.

The Company had a negative working capital balance of ($869,130) at 12/31/2001 and ($934,139) at 6/30/2002. The Company had $61,849 in cash at 6/30/2002.
The Company has had discussions with third parties about additional equity offerings and/or loans; but the talks as of 8/30/2002 were preliminary.

Use of Funds for Fiscal 2002/2003
During Fiscal 2002 and Fiscal 2003, respectively, the Company estimates that it might expend $100,000 and $100,000 on general/administrative expenses. During Fiscal 2002 and Fiscal 2003, respectively, the Company estimates that it might expend $25,000 and $100,000 on property acquisition/exploration expenses. These estimates are contingent upon many factors, including the method the Company chooses to exploit its Lennie Property.

Anticipated Changes to Facilities/Employees
The Company has no plans to acquire any new facilities. The Company has no plans to add any additional personnel. Management anticipates that any property exploration efforts will be carried out by outside contractors.

United States vs. Foreign Sales/Assets
The Company generated no sales revenue in the last five years.

At 12/31/2001 and 12/31/2000, all assets were located in Canada.

Seasonality
Dependency upon Patents/Licenses/Contracts/Processes
Sources/Availability of Raw Materials
Material Effects of Government Regulations
--- No Disclosures Necessary ---

4.C. Organization Structure
The Company was incorporated in Ontario, Canada under the Ontario Business Corporations Act on 4/24/1967 under the name "Jolly Jumper Products of America Limited". The name was changed on 9/25/1987 to "Sun Valley Hot Springs Ranch Inc". The name was changed on 3/26/1991 to "Tri-Valley Free Trade Inc". The name was changed on 6/19/1995 to "Tri-Valley Investments Corporation". The name was changed on 10/2/1998 to "Tri-Lateral Venture Corporation". The Company has no subsidiaries.

4.D.  Property, Plant and Equipment
The Company's executive offices are located in shared, rented premises of approximately 300 sq. ft. at 750 West Pender Street, #604, Vancouver, British Columbia, Canada V6C 2T7. The Company began occupying these facilities in July 2000. Monthly rent is $500.

Lennie Property
The Company's primary mineral property is the Lennie Property, a gold-exploration project located in the Red Lake District in northwestern Ontario, Canada.

Acquisition Details
Pursuant to an option agreement dated 8/31/1995, the Company acquired a 100% interest in ten mineral claims located in Balmer Township, Ontario, subject to a 2% net smelter return upon commencement of commercial production. The Company was obligated to incur exploration expenses of $250,000 on the property on or before 2/28/1997 (done).

Property Description
The property consists of ten patented claims that are for mineral rights only. The Red Lake area is glaciated Precambrian shield with comparatively thin till reworked by a pro-glacial lake. This caused sandy gravelly veneer that is anticipated to overlie a sandy till. The latter is largely limited to topographic depressions. Relief in the Red Lake area is a maximum 80 meters with relief observed on the property estimated at 15-20 meters.

Location and Access
The Balmertown - Red Lake area is a well-established mining center 165 miles by air northwest of the city of Winnipeg, Manitoba. Red Lake has daily air service from Winnipeg and Thunder Bay, Ontario, via Sioux Lookout. Balmertown has a year-round paved road connecting it with the town of Red Lake, ten kilometers to the west on Highway 125. From Red Lake, paved Highway 105 extends southward 115 miles to the village of Vermilion Bay on Highway 17, the Trans Canada Highway.

The property is two miles to the east-northeast of Balmertown. Access to the property is through the Gold Corp. mining site by a gravel bush road to a gravel forestry road that crosses the property. The latter gravel forestry road crossing the property arcs to the northwest then south six kilometers to Balmertown.


Figure No. 1
Lennie Property
Location Map



See Exhibit 10.e











Regional and Property Geology
The Lennie Property is underlain by the lower Mafic Sequence (komatites to tholaitas with minor sediments) of the Red Lake portion of the Uchi Lake Greenstone Belt. This lithological package hosts the Campbell Red Lake, Gold Corp Red Lake, McMarmac, Cochenour, and H.G. Young Mines, all being or having been successful mining ventures.

Outcrop exposure is poor, being largely mantled by swamp and overburden. Mostly diamond drilling and some surface geology mapping are the basis for determining the geology. Amphibolite grade metamorphism has affected the following rock types: mafic to intermediate flows to tuffs, iron formation chemical sediments, diorite and quartz feldspar porphyry dykes. The flows are massive with fine to medium grained crystalline texture. Tuffs are well-banded fine-grained volcanic sediments.

Alteration is regional carbonization overprinted by local metamorphism to garnet, biotite, sericite with superimposed areas of silicification. Garnets may comprise up to 5% of the rock commonly associated with green cliloritic and gray sericite alteration.

Two felsic tuff units are recognized. A northern unit identified from drill hole locations in the western part of the claim group, possibly extending across the property. The second, larger felsic tuff unit extends along the southern contact of the central iron formation, intersected in drill holes near the east and western boundaries of the property. These latter tuffs are intensely altered rocks are unexposed lying beneath low swampy ground. This type of alteration has been identified as a very positive factor for gold mineralization.

The two bands of iron formation are readily identified by magnetometer surveys and scattered outcrops. The well-banded material is predominately cherty oxide phase iron formation with sulphide facies in argillaceous portions. Bedding contains irregular millimeter to meter scale folds with closures to the east. New and larger exposures observed indicate folding is not isoclinal, rather an irregular deformation varying significantly over a matter of meters.

Thin zones of diorite and quartz feldspar porphyry intersected by diamond drilling are interpreted as dykes. The gray-to-brown diorite is fine to medium grained and generally un-mineralized. Quartz feldspar porphyries contain white to blue rounded phenocryst in a white-to-gray aphanitic groundmass. The boundaries are sharp well-defined contacts.

Previous Work Done by Former Owners
Three separate investigations have been undertaken over 42 years. This has lead to possible discrepancies in correlating data from one survey to the next. In each case, a grid was established without tying into the previous work. Only the 1975 drill collars were left and can be precisely located. Permanent location markers were not erected for either the 1946 or 1967 drilling. The grids established in 1946 and 1975 were largely eradicated by logging sometime after 1975. The 1987 grid is poorly recognized as the north half of the claims have been extensively reforested.

Lennie Red Lake Gold Mines, 1946.   Following staking of the property, the
claim block perimeter was surveyed to bring the ground to patent. Geological mapping and a magnetometer survey were completed over a grid with 200-foot line spacings oriented 360 degrees. Data presented on 1" to 200' scale maps. Corrections for drift in the magnetometer survey was by looping to a common base line station. From the data, a west-northwest shear or fault was identified as crossing the property. These surveys do not appear to have covered claim 22687.

Diamond drilling of six holes were completed for a total of 4,381 feet. The core size was E core with split samples taken for assay. No structural information was collected from the drill core, only general lithological descriptions. This work was sufficient to bring the claims to patent.

Option by Dome Exploration, 1975. Dome Exploration Ltd. optioned the property from Lennie Red Lake Gold Mines for the period 1975 - 1976. A new grid was established lines at 200-foot intervals oriented 010 degrees. The drill log records state the holes were drilled grid north at 015 degrees while the geology map with the grid-plotted states baseline at 100 degrees with cross-lines at 010 degrees. A matching of the 1946, 1975 and 1987 magnetic data supports the 010 degree orientation of the 1976 grid.

A magnetic survey was completed over the entire grid with data and contours plotted at 1" to 200' scale. Magnetic data was corrected using repeat stations and NOT using a base station magnetometer.

An EM survey carried out over the entire grid identifying three highly conductive zones trending west-northwest across the property. The southern zone, or more properly group of zones, lies within the southern iron formation. The middle conductor is a single well-defined conductor in the center of the property with defined east and west terminations. It definitely does not continue on the adjoining property to the east. The northern conductor in the far northwest of the property. The good correlation between magnetic signature and conductivity has led to interpreting all conductors as suiphide facies iron formation.

The geological mapping was also undertaken with attention paid to stratigraphy but not to structural elements. A geochemical survey was completed. Reports of the results cite surface contamination by dust from the nearby Campbell and Gold Corp mines. Four localized anomalous zones were referred to but not located. They were stated as correlating approximately to Lennie drill holes #1 and #6 and some unspecified Dome drill holes.

Thirteen diamond drill holes totaling 7639 feet of AX core were completed on the Lennie property with additional holes on the adjoining Dunlop Option. Drilling was as three fences crossing the property more or less perpendicular to the stratigraphy. Assays of split core yielded two interesting sections.

No evidence of the earlier 1946 work was observed making correlations the early work inexact. The drill hole casing were left such that their exact locations can not be determined.

International RSV Resources Corp., 1987. A successor company to Lennie fled Lake Gold Mines, International RSV Resources Corp. carried out further Field-work in 1987. A grid with lines oriented 360 degrees at 200' spacing was cut. The grid did not extend to the western boundary of the property. Another magnetometer survey was undertaken with a contoured map presented without numerical data. A base station magnetometer was not used to correct the data. Similar features to those identified in the earlier magnetic surveys were reconfirmed.

The remainder of work was diamond drilling collecting 13,082 feet of BQ core from sixteen drill locations. Sludge samples were not taken. The drill core was split and sent for assay. The drilling focused on fence drilling to intersect structures paralleling the interpreted fold axis or shear zone.

Some of the proposed drill targets could not be drilled due to time and access limitations (swamps not yet frozen). Following the logging of the core, it was initially stored then dumped and is unavailable for re-examination.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Six Months Ended 6/30/2002, Six Months Ended 6/30/2001, and the fiscal periods ended 12/31/2001, 12/31/2000, and 12/31/1999 should be read in conjunction with the financial statements of the Company and the notes thereto.

Overview
With the price of precious metals rising since November 2001, management has accelerated its activities regarding the Lennie Property. Management believes that it will be able to structure an arrangement whereby it will be possible to re-activate exploration on this property. Management is exploring numerous alternatives, including optioning the property to a larger, more well-financed exploration company, whereby that firm would provide the funds and expertise for exploration in exchange for a percentage ownership of the property. As of 10/31/2002, all discussions are preliminary.

With the exception of the renewed interest in natural resource property exploration during Fiscal 2002, the Company has been relatively inactive during the last year.

During May 2000, control of the Company changed to the current Directors and management, with their purchase of 1,801,422 common shares. This control group desired to expand the Company's focus from natural resource property exploration to include involvement in "high technology" ventures. The attempt to acquire Contact Solutions Group Inc. resulted from the change of control effected May 2000, whereby the current management and directors gained substantial ownership of the Company.

From December 2000 until July 2001, the Company attempted to acquire Contact Solutions Group Inc. During Fiscal 2001, the Company expended $66,224 on acquisition costs related to Contract Solutions Group Inc. That acquisition effort ended unsuccessfully; and the Company has had to file suit in the Superior Court of Ontario to recover the $500,000 loaned to Contact Solutions Group Inc.

During Fiscal 2001/2000/1999, the Company spent virtually no funds on capital expenditures, other than discussed above.

During the Six Months Ended 6/30/2002, the Company has expended $22,324 on legal costs related to attempts to recover is $500,000 investment in Contract Solutions Group Inc.


Results of Operations

Six Months Ended 6/30/2002
Administrative expenses totaled $86,343 for the Six Months Ended 6/30/2002, a 26% increase from the $68,714 for the same period last year. Increased corporate activity and higher bank charges/interest were the causes for the higher costs. Bank charges/interest were $25,339 versus $386; the increase was related to interest expense on "loans payable".

Other Items were $51,334 primarily resulting from a $51,072 gain on settlement of debt, which was related to negotiated settlement of old accounts payable.

Net Income (Loss) was ($35,009) and ($92,985) for the Six Months Ended 6/30/2002 and Six Months Ended 6/30/2001, respectively.

Net Loss per Share was ($0.01) and ($0.03) for the Six Months Ended 6/30/2002 and Six Months Ended 6/30/2001, respectively.

Fiscal 2001 Ended 12/31/2001 vs Fiscal 2000
Administrative expenses totaled $240,000 for Fiscal 2001 Ended 12/31/2001, nearly three times the $85,007 for Fiscal 2000 add double the $104,811 for Fiscal 1999. The Fiscal 2001 increase primarily was related to the attempt to acquire Contact Solutions Group Inc. Many of the expenses were non-recurring, including the $58,333 in bad debt expense. Legal fees were $41,549, a 52% increase from Fiscal 2000 and ten times that for Fiscal 1999; the high levels relate to costs to acquire Contract Solutions Group Inc. Bank charges and interest were $71,600, versus only $315 in Fiscal 2000 and $244 in Fiscal 1999; these expenses relate primarily to the $500,000 borrowed from directors/ management/shareholders to fund the loans to Contact Solutions Group Inc.

The Company had significant "other items" in Fiscal 2001, including $26,725 in business investigation costs versus $nil in Fiscal 2000; these costs related to costs to acquire Contract Solutions Group Inc. Also, the Company "earned" interest income of $68,415 in Fiscal 2001 versus $285, this income related to interest income on the $500,000 advance to Contract Solutions Group Inc. and interest earned on bank deposits.

Net Income (Loss) was ($198,310) and ($77,410) for Fiscal 2001 Ended 12/31/2001 and Fiscal 2000, respectively. Net Loss per Share was ($0.06) and ($0.02) for the Fiscal 2001 Ended 12/31/2001 and Fiscal 2000, respectively.


Liquidity and Capital Resources

The Company has been inactive in the capital markets since issuing 2,268,498 common shares in Fiscal 1999 to settle $453,699 in debts. During Fiscal 2001, the Company cancelled 10,000 preferred shares, related to shares returned to the treasury by a former Director.

Six Months Ended 6/30/2002
The Company had negative working capital of ($903,139) on 6/30/2002. Much of the current liabilities represent funds owing to Directors and Senior Management, where demand for payment is not anticipated in the near future.
At 6/30/2002, the Company had $61,849 in cash and cash equivalents, sufficient to temporarily fund operations. Cash Used by Six Months Ended 6/30/2002 Operating Activities totaled ($174,833) including the ($35,009) Net Loss. Significant adjustments included ($88,752) in net changes in non-cash working capital items. Cash Used in Six Months Ended 6/30/2002 Investing Activities and Cash Raised in Six Months Ended 6/30/2002 Financing Activities were $nil.

Fiscal 2001 Ended 12/31/2001 vs. Fiscal 2000
The Company had working capital of ($869,130) on 12/31/2001.
The Company had working capital of ($170,820) on 12/31/2000.
The Company had working capital of ($ 93,410) on 12/31/1999.

Cash Used by Fiscal 2001 Ended 12/31/2001 Operating Activities totaled
($61,564) including the ($198,310) Net Loss. Significant adjustments included the $141,746 in net changes in non-cash working capital items. Cash Used in Fiscal 2001 Investing Activities was $500,000, representing the funds loaned to Contact Solutions Group Inc. Cash Provided by Fiscal 2001 Financing Activities was $767,080, representing increased loans payable to directors/ management/shareholders. Cash Used by Fiscal 2000 Ended 12/31/2000 Operating Activities totaled ($50,521), including the ($77,410) Net Loss. Significant adjustments included $34,191 in net changes in non-cash working capital items. Cash Used in Fiscal 2000 Investing Activities was $nil. Cash Provided by Fiscal 2000 Financing Activities was $78,424, representing increased loans payable to directors/ management/shareholders.


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6
Directors and Senior Management
October 15, 2002
______________________________________________________________________________
                                                                       Date of
                                                                         First
                                                                   Election or
Name                           Position                  Age       Appointment
------------------------------------------------------------------------------
Gregory C. Burnett (1)(2)(3)   President/CEO/Director     40         June 2000
Alan G. Crawford (1)(2)        Director                   47         June 2000
Kevin R. Hanson (1)(2)         Director                   45         June 2000
Brent Petterson (4)            Secretary                  41         June 2000
Michael S. Weingarten          Director                   47         June 2001
------------------------------------------------------------------------------
(1)  Member of Audit Committee.
(2)  Member of Executive Committee.
(3)  He spends about 20% of his time on the affairs of the Company.
(4)  He spends about  5% of his time on the affairs of the Company.
(5)  All business addresses c/o Tri-Lateral Venture Corporation
                                750 Pender Street #604
                                Vancouver, BC  Canada  V6C 2T7
______________________________________________________________________________


Gregory C. Burnett, President/CEO and a Director of the Company, brings 16 years experience in corporate management. Since 1989, he has been President of Carob Management Ltd., a private management consulting company, specializing in providing due diligence services, developing business plans, and structuring/ managing various venture capital projects, primarily in the public market area. Mr. Burnett serves on the board of directors and is a consultant to the following public companies: Garibaldi Granite Corp., Orka Gold Corp., Camflo International Inc., and Prefco Enterprises Inc., all listed on the TSX Venture Exchange; and Ocean Ventures Inc. which is listed on the NASD OTCBB. Mr. Burnett obtained a Master of Business Administration degree
(1986) and a Bachelor of Applied Sciences Degree in Civil Engineering (1984) from the University of British Columbia. He lives in British Columbia, Canada.

Alan G. Crawford, Director of the Company, is the founder and President of the Telchven Finance Group of Companies, doing business in Vancouver, Canada, and Edinburgh, Scotland since 1991. Mr. Crawford's public company experience includes the formation, financing and management of companies on the Toronto Stock Exchange, TSX Venture Exchange, NASDAQ, German markets, and the London Stock Exchange. Related experience includes corporate finance strategy, mergers and acquisitions, investor relations and business planning. Mr. Crawford was previously a Corporate Finance Partner and Registered Representative in Canaccord Capital Corp. and Nesbitt Burns, where he was involved in the structure, syndication and financing of public and private companies. Mr. Crawford has a Master of Business Administration (MBA), Honors, 1993 from the University of Edinburgh where he majored in technology finance and marketing, as well as a Chartered Financial Planning (CFP), Honors Accreditation (1987). He lives in British Columbia, Canada.


Kevin R. Hanson, Director of the Company, has been a chartered accountant since 1983, a certified public accountant (CPA) since 2001, and is currently a partner with Amisano Hanson, Chartered Accountants, since 1991. From 1987 to 1991, Mr. Hanson provided services as a controller of seven reporting public companies while working for Clark Consulting Services Inc. From 1994 until 1998, Mr. Hanson served as a member of the Technical Subcommittee to the British Columbia Securities Commission and the Vancouver Stock Exchange. Mr. Hanson is President/Director of Brockton Capital Corp., "capital pool" public company that trades on the TSX Venture Exchange. Mr. Hanson is also a director of: Zena Capital Corp., a capital pool company listed on the TSX Venture Exchange. He lives in British Columbia, Canada.

Brent Petterson, Corporate Secretary of the Company, obtained his Certified General Accountant designation in 1989 and has 15 years of public practice accounting experience as well as three years of property management experience. Mr. Petterson is the President of Hiatt Management Ltd., a real estate investment company since 1996; and President of Acony Belle Management Ltd., a financial consulting company since 2001.

Michael S. Weingarten is a Director of the Company. In 1999, as the President and controlling shareholder of Business Supplies Are Us Inc. ("BSRU"), he successfully completed the reverse take-over of a capital pool company, Balmoral Capital Corp., and listed the company on the Canadian Venture Exchange (formerly the Vancouver Stock Exchange). The public company is now named Commercial Consolidators Corp. His achievements to date which attribute to his success include being a founding majority shareholder of BSRU; founder and President of Complete Telemanagement Services Inc., the major hybrid channel for AT&T Canada with regard to local Centrex resale, bundled with long distance services; Director of Operations for Preferred Telemanagement, a reseller of Centrex local lines and owner and President of Isoceles Telephone Corp. Mr. Weingarten also is a director of Brockton Capital Corporation, a "capital pool" public company that trades on the TSX Venture Exchange in Canada. Mr. Weingarten is also a director of Zena Capital Corp., a "capital pool" company listed on the TSX Venture Exchange. He lives in Ontario, Canada.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serve at the pleasure of the Board of Directors.

Despite the Company's Senior Management spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to properly carry out their duties.

No Director and/or Senior Management has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.


6.B.  Compensation

Cash Compensation. Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2001 ended 12/31/2001 was CDN$30,000, indirectly paid to Gregory Burnett, President/CEO.

Director Compensation. The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options. The Company may grant stock options to Directors, Senior Management and employees; refer to ITEM #6.E., "Share Ownership". There are no stock options outstanding.

Change of Control Remuneration. The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2002 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation. No Senior Management/Director received "other compensation" in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation. Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/Retirement Benefits. No funds were set aside or accrued by the Company during Fiscal 2001 to provide pension, retirement or similar benefits for Directors or Senior Management.


6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.
6.C.2.  Directors' Service Contracts.  --- No Disclosure Necessary ---
6.C.3.  Board of Director Committees.
The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company's audits, the Company's internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: Gregory Burnett, Alan Crawford, and Kevin Hanson.
The Audit Committee met once during Fiscal 2001 and once during Fiscal 2002-to-date.


6.D.  Employees
As of 10/15/2002, the Company had two employees, representing the Senior Management. As of 12/31/2001, 12/31/2000 and 12/31/1999, there were two, two and two employees (including the Senior Management), respectively. None of the Company's employees are covered by collective bargaining agreements.


6.E.  Share Ownership
Table No. 7 lists, as of 10/15/2002, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common share, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group. Table No. 7 also includes data on Terry Amisano and Ruby Holdings Ltd., the only other persons/companies where the Company is aware that a shareholder has 5% or greater beneficial interest in the Company's securities.

Table No. 7
Shareholdings of Directors and Senior Management
Shareholdings of 5% Shareholders
______________________________________________________________________________

Title                                             Amount and Nature    Percent
  of                                                of Beneficial        of
Class    Name of Beneficial Owner                     Ownership        Class #
------------------------------------------------------------------------------
Common   Alan Crawford                                      600,474      17.8%
Common   Gregory Burnett                                    352,474      10.4%
Common   Kevin R. Hanson                                    330,474       9.8%

Common   Ruby Holdings Ltd. (1)                             600,474      17.8%
Common   Terry M. Amisano                                   274,799       8.1%
Total Directors/Management/5% Holders                     2,158,695      63.9%
------------------------------------------------------------------------------
(1) Ruby Holdings is an investment corporation incorporated pursuant to the laws of Turks & Caicos with a registered office located at Design House Leeward High P.O. Box 150, Providenciales, Turks & Caicos Islands, British West Indies.

#  Based on 3,372,054 shares outstanding as of 10/15/2002.
______________________________________________________________________________



Stock Options. The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the Canadian Unlisted Board and the Ontario Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto. The Company has no formal written stock option plan.

Such "terms and conditions", including the pricing of the options, expiry and the eligibility of personnel for such stock options; and are described below.

The principal purposes of the Company's stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

The Canadian Unlisted Board and Ontario Securities Commission policies in respect of incentive stock options provides that shareholder approval is not required if the aggregate number of common shares that may be reserved for issuance pursuant to incentive stock options does not exceed 10% of the issued common shares of the Company, 5% to any one individual and 2% to any consultant at the time of granting.

Shareholder approval of the grant of incentive stock options is required pursuant to the rules of the Canadian Unlisted Board and Ontario Securities Commission where the grant will result in the Company having options outstanding which, in aggregate, are exercisable to acquire over 10% (to a maximum of 20%) of the outstanding common shares of the Company.

In addition, disinterested shareholders (all shareholders excluding insiders and associates of insiders) approval is required pursuant to the rules of the Canadian Unlisted Board and Ontario Securities Commission where:
(a) grant of incentive stock options could result at any time in:
      (i) the Company having options outstanding to insiders which, in aggregate, are exercisable to acquire over 10% of the outstanding common shares of the Company; or
     (ii) the issuance to insiders, within a one year period, of common shares which, in aggregate, exceed 10% of the outstanding common shares of the Company; or
    (iii) the issuance to any one insider and such insider's associates, within a one year period, of common shares which, in aggregate, exceed 5% of the outstanding common shares of the Company; or
     (iv) the issuance to any consultant of common shares which, in aggregate, exceed 2% of the outstanding common shares of the Company; or
(b) the Company is proposing to decrease the exercise price of stock options held by any insiders.

The program authorizes the Board, or a committee thereof, to grant stock options from time to time to officers, directors and employees of the Company and its affiliates.

Under the program, stock options are non-assignable and may be granted for a term not exceeding ten years. The exercise price of a stock option may not be lower than the closing price of the common shares on the Canadian Unlisted Board on the business day immediately preceding the date the option is granted. If an optionee ceases to be an officer, director or employee of the Company other than by reason of the death of such optionee, any outstanding stock option held by such optionee will expire one month after the date of termination of service, or such later date as the Board may determine. In the event of the death of an optionee, any outstanding stock option held by the optionee will be exercisable by such optionee's representatives for a period of twelve months after such death.

No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The Board, in certain events, as to exercise price and number of common shares, to prevent dilution or enlargement, may adjust outstanding stock options.

The Company has the right to create a multi-year vesting schedule.

As of 10/15/2002, there were no stock options outstanding.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.
Refer to ITEM #6.E and Table No. 7.

7.A.1.b.  Significant Changes in Major Shareholders' Holdings.
The participation in private placements of equity by the Company, the exercise of stock options/share purchase warrants, and sales by the individuals has lead over the last several years to some significant changes in the holdings of major shareholders; table reflects direct/indirect holdings of common shares, refer to Table No. 7 for additional information.
______________________________________________________________________________

                                                Shares      Shares      Shares
                                                 Owned       Owned       Owned
                                            12/31/2001  12/31/2000  12/31/1999
------------------------------------------------------------------------------
Alan Crawford                                  600,474     600,474           0
Gregory Burnett                                600,474     600,474           0
Kevin Hanson                                   600,474     600,474           0

Ruby Holdings Ltd.                             600,474     600,474           0
Terry Amisano                                  563,369     582,399           0



7.A.1.c. Different Voting Rights. The Company's major shareholders do not have different voting rights.


7.A.2. Canadian Share Ownership. On 6/26/2002, the Company's shareholders' list showed 3,372,054 common shares outstanding, with 2,657 registered shareholders. 72 of these shareholders were U.S. residents, holding 17,914 shares (representing about 1% of the issued/outstanding shares) and 2,569 registered shareholders resident in Canada, holding 2,754,410 common shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company believes that it has approximately 3,000 beneficial owners of its common shares.

7.A.3. Control of Company. The Company is a publicly-owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., "History and Growth of the Company", and ITEM #6.E., "Share Ownership".

7.A.4.  Change of Control of Company Arrangements.
        --- No Disclosure Necessary ---



7.B.  Related Party Transactions

Shared Office
The Company's executive offices are located in facilities shared with Amisano Hanson, Chartered Accountants. Terry Amisano and Kevin Hanson are principles of Amisano Hanson, Chartered Accountants. The Company paid $6,000 and $3,000 in rent/ administrative services to Amisano Hanson during Fiscal 2001 and Fiscal 2000, respectively.

Accounting Fees
The Company paid accounting fees of $7,681 and $5,704 to Amisano Hanson during Fiscal 2001 and Fiscal 2000, respectively.

Indirect Payments to Gregory Burnett, President/CEO
Mr. Burnett is paid his $2,500 monthly compensation for his services as President/CEO through payments to Carob Management Ltd., a company controlled by Mr. Burnett. During Fiscal 2001 and Fiscal 2000, respectively, Carob Management Ltd. was paid $30,000 and $15,000.

Shareholder Loans
On 7/27/2001, Gregory Burnett (President/CEO/Director of the Company) and Michael Weingarten (subsequently a Director of the Company) lent $500,000 to the Company to facilitate the Company's lending the funds to Contact Solutions Group Inc. The promissory note is due on demand and charges interest of 10% per year. During Fiscal 2001, $35,417 was paid in interest.

Amounts Owing to Senior Management/Directors
At 12/31/2001, 12/31/2000, and 12/31/1999, $116,191, $48,270, and $16,600
was owed to officers/directors for accounting fees, consulting fees, interest expense and rent. These amounts are unsecured, non-interest bearing, and have no fixed terms of repayment.

At 12/31/2001, $250,000 was owed to Michael Weingarten, a Director of the Company, in respect of a loan payable; this loan bears interest at 10% per year, is unsecured, and is payable upon demand.

Other than as disclosed above, there have been no transactions since 12/31/1998, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.


7.C.  Interests of Experts and Counsel
      --- No Disclosure Necessary ---



ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information
The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement. The audit report of Morgan & Company, independent Chartered Accountants, is included herein immediately preceding the financial statements.

Audited Financial Statements:
  Fiscal 2001 Ended December 31st
  Fiscal 2000 Ended December 31st

Unaudited Financial Statements
  Six Months Ended 6/30/2002 and 6/30/2001


8.A.7.  Legal/Arbitration Proceedings

The Company brought an action on 9/1/2001 in the Superior Court of Ontario in Toronto against Contact Solutions Group Inc. ("CSG") and the principal of CSG (Parry Rosenberg), for recovery of $500,000 previously loaned to CSG. CSG and the principal of CSG, in turn has brought a counterclaim against the Company claiming $3,000,000 damages for breach of a share purchase agreement between the Company and CSG and a further $500,000 in punitive damages. The Company believes the counterclaim is without merit and intends to vigorously defend it.

The Directors and the management of the Company do not know of any other material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no other active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B.  Significant Changes
No significant change has occurred since the date of the annual financial statements, and/or since the date of the most recent interim financial statements.



ITEM 9.  THE OFFER AND LISTING

9.A.4.  Common Share Trading Information
The Company's common shares began trading for over ten years on the Canadian Dealing Network in Toronto, Ontario, Canada. The Canadian Dealing Network was absorbed by the Canadian Venture Exchange (which was subsequently absorbed by the TSX Venture Exchange). The Canadian Unlisted Board, where the Company's common shares currently trade, evolved out of these mergers as an "exchange" for those companies not seeking to be listed or not qualifying for listing on the Canadian Venture Exchange. The current stock symbol is "TRIV". The CUSIP number is #89557A-30-5.

Neither the Canadian Unlisted Board nor the Ontario Securities Commission maintain public records regarding the trading activities of securities traded on the Canadian Unlisted Board; the only archived official records are maintained for market regulation purposes only. Upon review of informal records maintained by stockbrokerage firms, the Company estimates that the high and low prices during Fiscal 2001 and Fiscal 2002-to-date were $1.00 and $1.50; a rough estimate of volume was 800,000 shares. The closing price was $1.00 on October 15, 2002.

Canadian Unlisted Board
The Canadian Unlisted Board Inc. ("CUB") offers an internet, web-based system for dealers to report completed trades in unlisted and unquoted equity securities in Ontario as required pursuant to Part VI of Regulation 1015 to the Ontario Securities Act.

The CUB system replaced the prior TSE/CATS reporting mechanism on 10/10/2000.

Further information about CUB and Over-The-Counter (OTC) trading may be obtained if you e-mail the CUB at cubadmin@cub.ca or call the CUB at 866-282-9327.

The system is secured by user identification codes and passwords.



9.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders
The Company's common shares are issued in registered form and the following information is taken from the records of CIBC Mellon Trust Company (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common shares.

Common Share Description
All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common shares are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Business Corporations Act (Ontario). Unless the Business Corporations Act or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Share Purchase Warrants
As of 10/15/2002, no share purchase warrants were outstanding.

9.A.6.  Differing Rights
9.A.7.a.  Subscription Warrants/Right
9.A.7.b.  Convertible Securities/Warrants
          --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified
The common shares trade on the Canadian Unlisted Board.
Refer to ITEM #9.A.4.




ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1. Authorized/Issued Capital. As of 6/30/2002, 12/31/2001, and 12/31/2000, the authorized capital of the Company was an unlimited number of common shares without par value and an unlimited number of non-voting convertible redeemable non-cumulative 6% preference shares without par value At these dates, there were 3,372,054, 3,372,054, and 3,372,054 common shares issued and outstanding, respectively.

Over 10% of capital has been "paid for" with assets other than cash within the past five years, considering that the Company has issued 2,846,886 common shares for $1,652,775 of debt (Fiscal 1997 and Fiscal 1999).

10.A.2.  Shares Not Representing Capital.
10.A.3.  Shares Held By Company.
--- No Disclosure Necessary ---

10.A.4.  Stock Options/Share Purchase Warrants
10.A.5.  Stock Options/Share Purchase Warrants
--- None Outstanding ---
--- Refer to ITEM #6.E. and Table No. 7. ---

10.A.6.  History of Share Capital
Fiscal 1999: Shares for Debt, 2,268,498 shares, $453,699
Fiscal 2000: None
Fiscal 2001: None
Fiscal 2002 to Date: None

10.A.7.  Resolutions/Authorizations/Approvals
--- No Disclosure Necessary ---


10.B.  Memorandum and Articles of Association

Objects and Purposes
The Articles of Incorporation place no restrictions upon the type of business that the Company may engage in.

10.B.2.  Directors

Disclosure of Interest of Directors/Officers,
Section 4.18 the By-Laws
A director or officer who is party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with the Company shall disclose the nature and extent of his interest at the time and in the manner provided by the Business Corporation Act (Alberta) ("Act"). Any such contract or proposed contract shall be referred to the Board of Directors or shareholders for approval even if such contract is one that in the ordinary course of the Company's business would not require approval by the Board or shareholders, and a director interested in a contract so referred to the Board shall not vote on any resolution to approve the same unless the material contract or transaction is:
a) an arrangement by way of security for money lent to or obligations undertaken by him for the benefit of the Company or an affiliate;
b) One relating primarily to his remuneration as a director, officer, employee, or agent of the Company or an affiliate;
c)  one for indemnity or insurance as specified under the Act; or
d)  one with an affiliate.

Not withstanding the foregoing provision on voting by such a director, he may be present at and counted to determine the presence of a quorum at the relevant meeting of directors as provided in the Act. For the purposed of this section 4.18, "affiliate" means an affiliated body corporate within the meaning of subsection 1(4) of the Act.

Remuneration and Expenses of Directors, Section 4.19 the By-Laws
Subject to the articles or any unanimous shareholder agreement, the directors shall be paid such remuneration for their services as the Board may from time to time determine. The directors shall also be entitled to be reimbursed for traveling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof. Nothing herein contained shall preclude any director from serving the Company in any other capacity and receiving remunera-tion therefore.

Borrowing Power, Section 3 of the By-Laws
Without limiting the borrowing powers of the Company as set forth in the Act, but subject to the articles and any unanimous shareholders agreement, the Board may from time to time on behalf of the Company, without authorization of the shareholders:
a)  borrow money upon the credit of the Company;
b) issue, reissue, sell or pledge bonds, debentures, notes or other similar obligations or guarantee of such an obligation of a body corporate, whether secured or unsecured;
c) to the extent permitted by the Act, give directly or indirectly financial assistance to any person by means of a loan, a guarantee on behalf of the Company to secure performance of any present or future indebtedness, Liability or obligation of any person, or otherwise; and
d) charge, mortgage, hypothecate, pledge, or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Company, including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Company.

Nothing in this section limits or restricts the borrowing of money by the Company on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Company.

Director Retirement
Neither the Company's memorandum/ articles/by-laws nor Ontario law requires retirement or non-retirement of directors under an age limit requirement.

Director Stock Ownership
Neither the Company's memorandum/ articles/by-laws nor Ontario law requires share ownership by directors.


10.B.3.  Rights, Preferences, Restrictions of Common Shares

Dividends, Section 10.1 of the By-Laws
Subject to the Act and the articles, the Board may from time to time declare dividends payable to the shareholders according their respective rights and interests in the Company. Dividends may be paid in money or property by issuing fully-paid shares of the Company or options or rights to acquire fully-paid shares of the Company.

Voting Rights, Section 9.11 and 9.15 of the By-Laws
Subject to the provisions of the Act, at any meeting of the shareholders in respect of which the Company has prepared a shareholders' list, every person who is named in such list shall be entitled to vote the share shown. At any meeting of the shareholders, every question shall, unless otherwise required by the articles or by-laws or by law (refer to "special resolution" below) be deter-mined by the majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

Neither the Company's memorandum/articles/by-laws nor Ontario law permit: staggered terms for Directors; cumulative voting; shareholder approval of corporate matter by written consent; the adoption of various "poison pill" measures precluding shareholders from realizing a potential premium over the market value of their shares.


Rights to Share in Profits
Rights in event of liquidation
Redemption Provisions
Sinking Fund Provisions
Liability to Further Capital Calls
Discriminatory Rights Against Significant Shareholders
The Company's articles/by-laws do not address these issues. Accordingly, the shareholders' rights regarding these issues are governed by Ontario law and any exchange upon which the common shares trade.


10.B.4.  Modification of Rights of Shareholders

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the "Company Act" of Ontario, Canada. Unless the "Company Act" or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

Special Resolution
The Company's Articles and the Business Corporations Act (Ontario) contain provisions that require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a two-thirds vote of shareholders rather than a simple majority for passage. The principal corporate actions that require a "special resolution" include:
a. Approval of contracts or transactions that give rise to certain conflicts of interest by Directors or Officers in certain circumstances;
b.  Disposing of all/substantially all of Company's undertaking or assets;
c.  Changing the Company name;
d. Amalgamation of the Company with another corporation (other than wholly -owned subsidiaries); and
e.  Altering any restrictions on the Company's business; and
f.  Certain reorganizations of the Company.


10.B.5.  Annual Meetings, Special Meetings, Section 9 of the By-Laws
Annual meeting of shareholders shall be held at such time in each year and, subject to section 9.3, at such place as the Board, the chairman of the Board, the managing director, or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors (unless the Company dispenses with such appointment in accordance with the Act) and for the transaction of such other business as may properly be brought before the meeting.

The board, the chairman of the board, the managing director or the president shall have power to call a special meeting of shareholders at any time.

Subject to the articles and any unanimous shareholder agreement, meetings of shareholders shall be held at the registered office of the Company or elsewhere in the municipality in which the registered office is situate or, if the board shall so determine, at some other place in or outside Ontario.

For every meeting of shareholders, the Company shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting in accordance with the Act. The only persons entitled to be present at a meeting of the shareholders shall be those entitled to vote thereat, the directors and auditors of the Company and others, who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

Shareholder meetings are called in accordance with the rules of the Business Corporation Act (Ontario) by approval of the Board of Directors determining the time, date, and place of such meetings, which must be held in Canada and not less than 54 days from the date of public notice of such meeting. The quorum for a shareholders' meeting or continuance thereof is two shareholders present in person or by proxy representing not less than 5% of the common shares eligible to vote at such meeting.

10.B.6.  Limitations on Rights to Own Shares
The Company is unaware of any limitations on the rights to own securities, including those of non-resident or foreign shareholders.

10.B.7.  Change of Control of Company
There are no provisions of the Company's articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

10.B.8.  Disclosure of Share Ownership
Although not expressly enumerated in the Articles/By-Laws, pursuant to Canadian regulations, shareholder ownership must be disclosed by any shareholder who owns more than 10% of the Company's common shares.


10.C.  Material Contracts   --- No Disclosure Necessary ---


10.D.  Exchange Controls
Except as discussed in ITEM #10.E., the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares. There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

The Investment Canada Act (the "IC Act") governs acquisitions of Canadian business by a non-Canadian person or entity. The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada. The IC Act provides, among other things, for a review of an investment in the event of acquisition of "control" in certain Canadian businesses in the following circumstances:
1. If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement ("NAFTA") and/or the
World Trade Organization ("WTO") ("NAFTA or WTO National"), any direct acquisition having an asset value exceeding US$179,000,000 is reviewable.
This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada.
This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

2. If the investor is a non-Canadian and is not a NAFTA or WTO National, any direct acquisition having an asset value exceeding US$5,000,000 and any indirect acquisition having an asset value exceeding US$50,000,000 is reviewable.

3. If the investor is a non-Canadian and is NAFTA or WTO National, an indirect acquisition of control is reviewable if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium, financial services, transportation services or cultural services.

Finally, certain transactions prescribed in the IC Act are exempted from review altogether.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the IC Act: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada;
(ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.

An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the IC Act. However, under the IC Act, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity. An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if a Canadian corporation is controlled by a non-Canadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares.

Where an investment is reviewable under the IC Act, the investment may not be implemented unless it is likely to be of net benefit to Canada. If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment. Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment.

In addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control by Canadian businesses by non-Canadian investors. The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.


10.E.  Taxation

Canadian Federal Income Tax Considerations
The following summary discusses only the Canadian federal income tax considerations generally applicable to a holder (a "Holder") of one or more common shares of the Company who, for the purposes of the Income Tax Act (Canada) (the "Tax Act") is a non-resident of Canada who holds common shares as capital property. The summary deals with the provisions of the Tax Act in force on 12/31/1999. It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules. Holders and prospective holders should consult their own tax advisers with respect to their particular circumstances.

Dividends
A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares. Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the
"Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%. If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares
A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company. The Canadian Venture Exchange is a prescribed stock exchange under the Tax Act. A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada. The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation
For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares. The gain or loss will be a capital gain or capital loss if the Company's common shares is a capital asset in the hands of the U.S. Taxpayer.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's common shares. A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability. A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company's common shares.

Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

Holders and prospective holders should therefore consult their own tax advisers with respect to their particular circumstances.

10.F.  Dividends and Paying Agents
The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders. The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts
The Company's auditors for its financial statements for each of the preceding two years was Morgan & Company, Chartered Accountants, 700 West Georgia Street, #1730, Vancouver, British Columbia, Canada V7Y 1A1. They are members of the British Columbia Institute of Chartered Accountants. Their audit report for Fiscal 2001/2000 is included with the related financial statements in this Registration Statement with their consent. The auditors for Fiscal 1999 were Amisano Hanson, Chartered Accountants.

10.H.  Document on Display    --- No Disclosure Necessary ---


ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK --- No Disclosure Necessary ---


ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12.A.  Debt Securities            --- No Disclosure Necessary ---
12.B.  Warrants and Rights        --- No Disclosure Necessary ---
12.C.  Other Securities           --- No Disclosure Necessary ---
12.D.  American Depository Shares  -- No Disclosure Necessary ---


PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
          --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
          HOLDERS AND USE OF PROCEEDS     --- No Disclosure Necessary ---

ITEM 15.  RESERVED
ITEM 16.  RESERVED


PART III

ITEM 17.  FINANCIAL STATEMENTS
The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement. The audit report of Morgan & Company, independent Chartered Accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements
 Auditor's Report, dated 4/30/2002

 Balance Sheets at 12/31/2001 and 12/31/2000

 Statements of Cash Flows for the years ended 12/31/2001 and 12/31/2000

 Notes to Financial Statements

Unaudited Financial Statements
 Balance Sheets at 6/30/2002 and 12/31/2001

 Statements of Loss and Deficit for the Six Months 6/30/2002 and 6/30/2001

 Statements of Cash Flows for the Six Months 6/30/2002 and 6/30/2001

 Notes to Financial Statements

TRI-LATERAL VENTURE CORPORATION
(A Development Stage Company)
REPORT AND FINANCIAL STATEMENTS
December 31, 2001 and 2000
(Stated in Canadian Dollars)

AUDITORS' REPORT

To the Shareholders,

Tri-Lateral Venture Corporation
(A Development Stage Company)

We have audited the balance sheets of Tri-Lateral Venture Corporation as at December 31, 2001 and 2000 and the statements of operations, shareholders' deficiency and cash flows for the years ended December 31, 2001 and 2000.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States of America generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 1999 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated April 24, 2000.

Vancouver, Canada                                 Chartered Accountants
April 30, 2002

COMMENTS BY AUDITOR FOR US READERS ON CANADA - US REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company's ability to continue as a going concern.
The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realiz-ation of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements, the Company has a working capital deficiency and has incurred substantial losses from operations which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated April 30, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada                                     Chartered Accountants
April 30, 2002

TRI-LATERAL VENTURE CORPORATION
(A Development Stage Company)
BALANCE SHEETS
December 31, 2001 and 2000
(Stated in Canadian Dollars)


ASSETS
                                                   2001             2000
                                                     $                 $
-------------------------------------------------------------------------
Current
  Cash                                           236,682           31,166
  Accounts receivable                              1,003            5,995
  Prepaid expense                                      -           10,000
-------------------------------------------------------------------------

                                                 237,685           47,161
Promissory note receivable - Notes 3 and 9       500,000                -
-------------------------------------------------------------------------

                                                 737,685           47,161
=========================================================================

LIABILITIES

Current
  Accounts payable and accrued liabilities
     - Notes 6 and 10                            261,311         139,557
  Loans payable - Notes 4 and 6                  845,504          78,424
------------------------------------------------------------------------

                                               1,106,815         217,981
------------------------------------------------------------------------

SHAREHOLDERS' DEFICIENCY

Share capital - Note 5                         5,783,259       5,785,259
Contributed surplus                                2,000               -
Deficit                                       (6,154,389)     (5,956,079)
-------------------------------------------------------------------------

                                                (369,130)       (170,820)
-------------------------------------------------------------------------

                                                 737,685          47,161
==========================================================================

Nature and Continuance of Operations - Note 1
Contingency - Note 9

SEE ACCOMPANYING NOTES

TRI-LATERAL VENTURE CORPORATION
(A Development Stage Company)
STATEMENTS OF OPERATIONS
for the years ended December 31, 2001, 2000 and 1999 and for the period January 1, 1999 (Date of Commencement of Development Stage) to December 31, 2001
(Stated in Canadian Dollars)

                                                              January 1, 1999
                                                                (Date of Com-
                                                                 mencement of
                                                                  Development
                                                                    Stage) to
                                                                 December 31,
                                 2001        2000        1999        2001
                                   $           $           $           $
-----------------------------------------------------------------------------
Administrative Expenses
  Accounting fees - Note 6       9,846      7,454       7,091        24,391
  Bad debts                     58,333          -           -        58,333
  Bank charges and interest
     - Note 6                   71,600        315         244        72,159
  Consulting fees - Note 6      30,000     25,000           -        55,000
  Filing fees                    1,417      1,437           -         2,854
  Legal fees                    41,549     27,386       4,742        73,677
  Management fees                    -          -     12,000         12,000
  Rent, office and
   Administration  - Note 6      6,174      3,653     65,348         75,175
  Transfer agent                20,385     17,005     15,386         52,776
  Travel and promotion             696      2,757          -          3,453
----------------------------------------------------------------------------

Loss before other items       (240,000)   (85,007)  (104,811)      (429,818)
Other items
  Business investigation
   Costs                       (26,725)         -     (5,559)       (32,282)
  Interest earned               63,415        295        278         63,988
  Gain on settlement of
    accounts payable             5,000      7,302          -         12,302
  Loss on write-off of
    resource properties              -          -         (1)            (1)
-----------------------------------------------------------------------------

Net loss                      (198,310)   (77,410)  (110,091)      (385,811)
==============================================================================
Deficit accumulated to
   December 31,  1998                -          -          -     (5,768,578)

Weighted average number of
   shares  outstanding      (3,372,054) (3,372,054) (2,321,708)  (6,154,389)

Basic and diluted loss
   per share                     (0.06)      (0.02)      (0.05)


SEE ACCOMPANYING NOTES

TRI-LATERAL VENTURE CORPORATION
(A Development Stage Company)
STATEMENTS OF SHAREHOLDERS' DEFICIENCY
for the years ended December 31, 1999 to 2001
(Stated in Canadian Dollars)


                                                       Deficit   Deficit
                                                       Accumu-   Accumu-
                                                       lated     lated
                                                       Prior     During
           Common           Preferred                  to the     the
           Stock             Stock         Contri      Devel-    Devel-
       Issued          Issued              buted       opment   opment
       Shares  Amount  Shares  Amount     Surplus       Stage    Stage     Total
                  $               $           $           $        $          $
-------------------------------------------------------------------------------
Cumulative totals to
December 31, 1998
  1,103,556  5,329,560 10,000   2,000        -    (5,768,578)      -   (437,018)

Issuance of shares pursuant to debt
 settlement agreements
  2,268,498    453,699     -       -         -           -         -    453,699

Net loss for the year ended
 December 31, 1999
          -         -      -       -         -           -   (110,091) (110,091)

Balance, December 31, 1999
  3,372,054  5,783,259  10,000  2,000        -   (5,768,578) (110,091) (93,410)

Net loss for the year ended
 December 31, 2000
         -         -       -      -          -           -    (77,410)  (77,410)

Balance, December 31, 2000
  3,372,054  5,783,259   10,000   2,000      -   (5,768,578) (187,501) (170,820)

Cancellation of preferred shares
         -         -    (10,000) (2,000)   2,000         -         -          -

Net loss for the year ended
 December 31, 2001
        -          -        -     -          -          -    (198,310) (198,310)

Balance, December 31, 2001
  3,372,054   5,783,259     -     -       2,000  (5,768,578) (385,811) (369,130)

TRI-LATERAL VENTURE CORPORATION
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
for the years ended December 31, 2001, 2000 and 1999 and for the period January 1, 1999 (Date of Commencement of Development Stage) to December 31, 2001
(Stated in Canadian Dollars)

                                                            January 1, 1999
                                                             (Date of Com-
                                                              mencement of
                                                                Development
                                                                 Stage) to
                                                               December 31,
                                    2001       2000       1999     2001
                                       $          $          $       $
-----------------------------------------------------------------------------
Operating Activities
  Net loss for the year           (198,310)  (77,410)  (110,091)  (385,811)
  Add item not affecting cash:
    Gain on settlement of
     accounts  payable              (5,000)   (7,302)         -    (12,302)
  Loss on write-off of resource
    Properties                           -         -          1          1
  Changes in non-cash working
  capital items related to
  operations:
    Accounts receivable              4,992    (5,364)     7,646      7,274
    Prepaid expense                 10,000   (10,000)         -          -
  Accounts payable and accrued
    Liabilities                    126,754    66,155     63,735    256,644
  Due to related parties                 -   (16,600)    10,000     (6,600)
----------------------------------------------------------------------------

Cash used in operating
  Activities                       (61,564)  (50,521)   (28,709)  (140,794)
----------------------------------------------------------------------------

Investing Activity
  Increase in promissory
    note receivable               (500,000)        -          -   (500,000)
---------------------------------------------------------------------------
Financing Activity
  Increase in loans payable        767,080    78,424          -    845,504
---------------------------------------------------------------------------
Increase (decrease) in cash        205,516    27,903    (28,709)   204,710

Cash, beginning                     31,166     3,263     31,972     31,972
---------------------------------------------------------------------------
Cash, end                          236,682    31,166      3,263    236,682
===========================================================================


Non-cash Transactions - Note 7

TRI-LATERAL VENTURE CORPORATION
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2001 and 2000
(Stated in Canadian Dollars)


Note 1  Nature and Continuance of Operations

The Company is in the development stage and is currently investigating new business opportunities. During the year ended December 31, 2001, the Company advanced $500,000 to a company in respect to a proposed acquisition of that company. The proposed acquisition did not complete and the Company has brought an action to recover the monies loaned (refer to Note 9).

The Company currently has title to 10 patented mineral claims located in the Red Lake Mining Division of Ontario. These mineral claims were written-off in previous years.

These financial statements have been prepared on a going concern basis. At December 31, 2001 the Company has a working capital deficiency of $869,130 and has accumulated losses of $6,154,389 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company was incorporated pursuant to the Ontario Business Corporations
Act on April 24, 1967 as Jolly Jumper Products of America Limited. The Company changed its name on September 25, 1987 to Sun Valley Hot Springs Ranch Inc., on March 26, 1991 to Tri-Lateral Free Trade Inc., on June 19, 1995 to Tri-Lateral Investments Corporation and on October 2, 1998 to Tri-Lateral Venture Corporation.

Note 2  Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles and are stated in Canadian dollars. Except as disclosed in Note 11, these financial statements conform in all material respects with GAAP in the United
States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may vary from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:


(a)  Basic and Diluted Loss Per Share
     Basic earnings per share ("EPS") is calculated by dividing loss applicable to common shareholders by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. As at December 31, 2001 and 2000, there were potentially dilutive securities outstanding. Therefore, there was no difference in the calculation of basic and diluted EPS in 2001 and 2000.

(b)  Fair Market Value of Financial Instruments
     The carrying value of cash, accounts receivable, accounts payable and accrued liabilities and loans payable approximate fair value because of the short term maturity of those instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(c)  Income Taxes
     The Company has adopted the liability method of accounting for income taxes, following new standards adopted by the Canadian Institute of Chartered Accountants ("CICA"). The adoption of the new standards resulted in no adjustments to opening retained earnings. Under the new standards, future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Note 3  Promissory Note Receivable

Promissory note receivable represents a loan to Contact Solutions Group Inc. ("CSG"), secured by a general security agreement over the assets of CSG and a personal guarantee of a director of CSG, bears interest at 10% per annum and is due on demand. During the year ended December 31, 2001, a formal demand for payment was made against CSG. Refer to Note 9.


Note 4  Loans Payable - Note 6

Loans payable consists of the following:
                                                      2001          2000
                                                        $             $
-------------------------------------------------------------------------
Non-interest bearing, no specific terms
of repayment and unsecured                           345,504          -

Promissory notes payable bearing interest at
10% per annum, unsecured and payable on demand       500,000          -
------------------------------------------------------------------------
                                                     845,504          -

Note 5  Share Capital

Authorized
------------
Unlimited common shares
Unlimited non-voting convertible redeemable non-cumulative 6% preference shares

Note 6  Related Party Transactions - Note 4

During the year ended December 31 the Company incurred the following expenses with directors and a company with a common director:

                                                   December 31,
                                              ----------------------
                                              2001     2000     1999
                                                $        $        $
                                              ----------------------
Accounting                                     7,681    5,704     -
Consulting fees                               30,000   15,000     -
Interest expense                              35,417        -     -
Rent                                           6,000    3,000     -
                                              ---------------------
                                              79,098   23,704     -


The expenses were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

As at December 31, 2001, accounts payable and accrued liabilities includes $116,191 (2000 $48,270) owing to directors of the Company.

As at December 31, 2001, loans payable includes a promissory note payable to a director of the Company in the amount $250,000 (2000 $Nil).

Note 7  Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows as follows:
  - During the year ended December 31, 2001 the Company cancelled 10,000 preferred shares at $0.20 per share ($2,000). This amount has been reclassified to contributed surplus.
  - During the year ended December 31, 1998, the Company issued 2,268,498 common shares at $0.20 per share to settle debts totalling $453,699.

Note 8  Corporation Income Tax Loss Carryforwards


At December 31, 2001 the Company has accumulated non-capital losses totalling $1,218,586 which are available to offset future years' taxable income. These losses expire as follows:

December 31, 2002    $   48,040
December 31, 2003       209,894
December 31, 2004       353,593
December 31, 2005       214,852
December 31, 2006       104,533
December 31, 2007        84,712
December 31, 2008       202,962
                      ---------
                     $1,218,586
                     ===========

At December 31, 2001 the Company has accumulated Canadian Exploration Expenses of $749,711 and Canadian Development Expenses of $134,908. These expenses carryforward indefinitely and are available to offset certain taxable income of future years at various rates per year.

The potential tax benefit of these losses and expenses, if any, has not been recorded in the financial statements.

Note 9  Contingency

The Company has brought an action in the Superior Court of Ontario against Contact Solutions Group Inc. ("CSG") and the principal of CSG, for recovery of $500,000 previously loaned to CSG. CSG and the principal of CSG, in turn has brought a counterclaim against the Company claiming $3,000,000 damages for breach of a share purchase agreement between the Company and CSG and a further $500,000 in punitive damages. The Company believes the counterclaim is without merit and intends to vigorously defend it.


Note 10  Subsequent Event

Subsequent to December 31, 2001, the Company settled accounts payable totalling $67,000 for payments totalling US$10,000 (CDN$16,000) resulting in a gain on settlement of accounts payable of $51,000.

Note 11  Differences between Canadian and United States Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.

The Company's accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows:

Accounting for Income Taxes
Under the asset and liability method of Statement of Financial Accounting Standards No. 109 ("SFAS-109"), deferred tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statements carrying amount of existing assets and liabilities and their respective tax bases, measured using the provisions of enacted tax laws. A deferred tax asset with respect to loss carry-forwards and timing differences would not be recognized and the application of US GAAP does not result in a material difference from Canadian GAAP.

New Accounting Standards
In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets". SFAS No. 141 requires the use of the purchase method of accounting and eliminates the pooling of interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. It also further clarifies the criteria to recognize intangible assets separately from goodwill. The requirements of SFAS No. 141 are effective for business combinations initiated after June 30, 2001.

Under SFAS No. 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed at least annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001.

The adoption of SFAS No. 141 and SFAS No. 142 will not have a material effect On the Company's financial statements.

                       TRI-LATERAL VENTURE CORPORATION
                          INTERIM FINANCIAL STATEMENTS
                                 June 30, 2002

TRI-LATERAL VENTURE CORPORATION
INTERIM BALANCE SHEET
June 30, 2002 and December 31, 2001



                                                        (Unaudited)  (Audited)
                                                          June 30,  December 31,
                                                            2002       2001
                                                              $          $
--------------------------------------------------------------------------------
ASSETS

Current
  Cash                                                      61,849     236,682
  Accounts receivable                                        3,678       1,003
------------------------------------------------------------------------------
                                                            65,527     237,685

Promissory note receivable                                 500,000     500,000
------------------------------------------------------------------------------

                                                           565,527     737,685
==============================================================================

LIABILITIES

Current
  Accounts payable and accrued liabilities - Note 3        244,162     261,311
  Loans payable - Note 3                                   725,504     845,504
------------------------------------------------------------------------------

                                                           969,666   1,106,815
------------------------------------------------------------------------------

SHAREHOLDERS' DEFICIENCY

Share capital - Note 2                                   5,783,259   5,783,259
Contributed surplus                                          2,000       2,000
Deficit                                                 (6,189,398) (6,154,389)
-------------------------------------------------------------------------------

                                                          (404,139)   (369,130)
-------------------------------------------------------------------------------

                                                           565,527     737,685
===============================================================================

SEE ACCOMPANYING NOTES

TRI-LATERAL VENTURE CORPORATION
STATEMENTS OF LOSS AND DEFICIT
for the three and six months ended June 30, 2002




                                        Three Months            Six months
                                        ended June 30,        ended June 30,
                                      2002         2001     2002         2001
                                        $            $        $            $
------------------------------------------------------------------------------

Administrative Expenses
  Accounting fees                     4,435       7,021       7,635       7,771
  Bank charges and interest          12,707         317      25,339         386
  Consulting fees                     7,500       7,500      15,000      15,000
  Filing fees                         1,208         655       1,258       1,242
  Legal fees                         12,847      24,324      20,974      31,802
  Rent and office                     1,500       1,501       3,000       3,167
  Resources property costs            1,662           -       1,662           -
  Transfer agent                      5,525           -       5,525       9,346
  Travel                                  -           -       5,950           -
--------------------------------------------------------------------------------

Loss before other items             (47,384)    (41,318)    (86,343)    (68,714)
Other items
  Business investigation costs            -           -           -     (26,725)
  Interest earned                       144       2,341         262       2,454
  Gain on settlement of debt              -           -      51,072           -
--------------------------------------------------------------------------------

Net loss for the period             (47,240)    (38,977)    (35,009)    (92,985)

Deficit, beginning of            (6,142,158) (6,010,087) (6,154,389) (5,956,079)
     the period
--------------------------------------------------------------------------------

Deficit, end of the period       (6,189,398) (6,049,064) (6,189,398) (6,049,064)
================================================================================

Basic and diluted loss
      per share                       (0.01)      (0.01)      (0.01)      (0.03)





SEE ACCOMPANYING NOTES

TRI-LATERAL VENTURE CORPORATION
STATEMENTS OF CASH FLOWS
for the three and six months ended June 30, 2002



                                        Three Months            Six months
                                        ended June 30,        ended June 30,
                                      2002         2001     2002         2001
                                        $            $        $            $
------------------------------------------------------------------------------
Operating Activities
  Net loss for the period            (47,240)   (38,977)    (35,009)   (92,985)
  Add item not affecting cash:
    Gain on settlement of debt             -          -     (51,072)         -
-------------------------------------------------------------------------------

                                     (47,240)   (38,977)    (86,081)   (92,985)
Changes in non-cash working capital
items related to operations:
  Accounts receivable                 (1,249)     7,226      (2,675)     3,538
  Prepaid expenses                         -          -           -     10,000
  Accounts payable                    20,525     31,154      33,923     48,807
  Due to related parties                   -          -           -          -
  Loans payable                     (120,000)   385,080    (120,000)   385,080
------------------------------------------------------------------------------

Increase (decrease) in cash
during the period                   (147,964)   384,483    (174,833)   354,440

Cash, beginning of period            209,813      1,123     236,682     31,166
-------------------------------------------------------------------------------

Cash, end of period                   61,849    385,606      61,849    385,606
===============================================================================



SEE ACCOMPANYING NOTES

TRI-LATERAL VENTURE CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
June 30, 2002


Note 1  Interim Reporting

While the information presented in the accompanying six months financial statements is unaudited, it included all adjustments, which are, in the opinion of management, necessary to present fairly the financial position, results of operations and its cash flows for the interim periods presented. These interim financial statements follow the same accounting policies and methods in their application as the Company's annual financial statements. It is suggested that these interim financial statements be read in conjunction with the company's audited annual December 31, 2001 financial statements.

Note 2  Share Capital

Authorized
-----------
Unlimited common shares
Unlimited non-voting convertible redeemable non-cumulative 6% preference shares

Issued Common Shares                              Number           $
--------------------                             ---------     ----------

Balance, December 31, 2001 and June 30, 2002    3,372,054      5,783,259
                                                -------------------------

Note 3  Related Party Transactions

During the six months ended June 30, 2002 the Company incurred the following expenses with directors and a company with a common director:


                                                       June 30,
                                                   2002       2001
                                                     $          $
                                                  -----------------
Accounting                                        4,300      5,606
Consulting fees                                  15,000     15,000
Interest expense                                 12,500          -
Rent                                              3,000      3,000
                                               --------    --------
                                                 34,800     23,606
                                               ========    ========

The expenses were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

As at June 30, 2002, accounts payable and accrued liabilities includes $151,549 owing to directors of the Company.

As at June 30, 2002, loans payable includes a promissory note payable to a director of the Company in the amount $250,000.

Note 4  Canadian and United States of America Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada which do not differ with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States of America.

ITEM 18.  FINANCIAL STATEMENTS
The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS
                                                                          Page

1. Articles of Incorporation/Bylaws as currently in effect:                50
   1.1.  Certificate of Incorporation, dated 4/24/1967
   1.2.  Certificate of Name Change,  dated  9/25/1987
   1.2.  Certificate of Name Change,  dated  3/26/1991
   1.2.  Certificate of Name Change,  dated  6/19/1995
   1.2.  Certificate of Name Change,  dated 10/01/1998
   1.3.  Articles/By-Laws,            dated  6/29/2001

2. Instruments defining the rights of holders of equity or debt securities being registered.
       --- Refer to Exhibit No. 1 ---

3.  Voting Trust Agreements:             No Disclosure Necessary

4.  Material Contracts:                  No Disclosure Necessary

5.  Foreign Patents:                     No Disclosure Necessary
6.  Earnings Per Share Calculation:      No Disclosure Necessary
7.  Ratio of Earnings To Fixed Charges:  No Disclosure Necessary
8.  List of Subsidiaries:                No Disclosure Necessary
9.  Statement Regarding Date of Financial Statements:
                                         No Disclosure Necessary

10.  Additional Exhibits:
     a.  Notice/Information Circular for AGM held 8/6/2002                 78
     b.  Form 42, Report of Takeover Bid, dated 5/29/2000                  84
     c.  Information Circular for Takeover Bid, dated 5/26/2000            86
     d.  Consent of Auditor, Morgan & Company, dated 4/30/2002            111
     e.  Location Map of Lennie Property Location Map                     111

                                     EXHIBITS

Exhibit 1.1.  Certificate of Incorporation, dated 4/24/1967

DATED OCTOBER 16, AD 1970

PROVINCE OF ONTARIO

SUPPLEMENTARY LETTERS PATENT

JOLLY JUMPER PRODUCTS OF AMERICA LIMTED

PROVINCE OF ONTARIO

BY THE HONOURABLE A.S.R. LAWRENCE
MINISTER OF FINANCIAL AND COMMERICAL AFFARIS

To all to whom these Presents shall come Greeting

WHEREAS the Corporations Act provides that the Lieutenant Governor may in his discretion issue Supplementary Letters Patent to any Corporation that applies therefore amending or otherwise altering or amending its Letters Paten of prior Supplementary Letters patent.

AND WHEREAS by the said Act it is further provided that the member of the Executive Counsel to whom the administration of this Act is assigned may with discretion and under the Seal of his office have use exercise and enjoy any power, right or authority covered by the said Act of the Lieutenant Governor.

AND WHEREAS it has been made to appear that the Corporation herein named has complied with the conditions precedent to the issue of the desired Supplementary Letters Patent.

NOW THEREFORE KNOW YE that being the member of the Executive Council to whom the administration of this Act is assigned.

DO BY THESE SUPPPLEMENTARY LETTERS PATENT TO

           JOLLY JUMPER PRODUCTS OF AMERICA LIMITED
           Incorporated by Letters Patent dated the Twenty-fourth day of April, 1967

INCREASE the authorized capital of the Company by creating an additional Three Million (3,000,000) common shares without par value, ranking on a parity with the existing Two Million (2,000,000) common shares of the Company; provided that the Five Million (5,000,000) common shares shall not be issued for a consider-ation exceeding in amount or value the sum of Five Million dollars ($5,000,000) or such greater amount as the board of directors of the Company deem expedient on payment to the Treasurer of Ontario of the fees payable on such greater amount and on the issuance by the Minister of a certificate of such payment.

GIVEN under my hand and Seal by office of the Court in the said Province of Ontario this Sixteenth day of October in the year of Our Lord One Thousand Nine Hundred and Seventy.

A.S. R. LAWRENCE

BY THE HONOURABLE A.S.R. LAWRENCE
MINISTER OF FINANCIAL AND COMMERICAL AFFARIS

To all to whom these Presents shall come Greeting

WHEREAS the Corporations Act provides that the Lieutenant Governor may in his discretion issue Supplementary Letters Patent to any Corporation that applies therefore amending or otherwise altering or amending its Letters Paten of prior Supplementary Letters patent.

AND WHEREAS by the said Act it is further provided that the member of the Executive Counsel to whom the administration of this Act is assigned may with discretion and under the Seal of his office have use exercise and enjoy any power, right or authority covered by the said Act of the Lieutenant Governor.

AND WHEREAS it has been made to appear that the Corporation herein named has complied with the conditions precedent to the issue of the desired Supplementary Letters Patent.

NOW THEREFORE KNOW YE that being the member of the Executive Council to whom the administration of this Act is assigned.

DO BY THESE SUPPPLEMENTARY LETTERS PATENT TO

                             PROVINCE OF ONTARIO

BY THE HONOURABLE

                           ROBERT WELCH
                 PROVINCIAL SECRETARY ND MINISTER OF CIRTIZENSHIP

TO ALL TO WHOM THESE PRESENTS SHALL COME
                                               GREETING

WHEREAS The Corporations Act provides that the Lieutenant Governor may in his discretion issue Supplementary Letters Patent to nay Corporation that applies therefore amending or otherwise altering or modifying its Letters Patent or prior Supplementary Letters Patent;

AND WHEREAS by the said Act it is further provided that the Provincial Secretary may in his discretion and under the Seal of this office have, use, exercise and enjoy any power, right or authority conferred by the said Act on the Lieutenant Governor;

AND WHEREAS by is application in that behalf the Corporation herein named has applied for Supplementary Letters Patent for the purpose hereinafter set out:

AND WHEREAS it has been made to appear that the said Corporation has complied with the conditions precedent to the issue of the desired Supplementary Letters Patent.

NOWTHEREFORE KNOW YE that under the authority of the hereinbefore in part recited Acts I DO BY THESE LETTER PATENT issue a Charter to the Persons hereinafter named that is to say:

PATRICK DESMOND RYAN, Executive, and CHARLES HENRY JUDGE, Insurance Agent, both of the Borough of North York, in the County of York and Province of Ontario, JOSEPH HARRY SEGUIN, Solicitor, and VALERIE MONTY, CHRISTINE MORGAN and DOROTHY CHALONER, Secetaries, all of the City of Toronto, in the said County of York, CLEMONS MICHAEL WEIMAN AND JOAN BISSETT WEIMAN, both of the Borough of Stobicoke, in the said County of York, Solicitors, and JANET MCTAGGART of the Township of Pickering, in the County of Ontario and Province of Ontario, Secretary, constituting them and any others who become shareholders of the Company hereby created a company under the name of:

For the following objects, that is to say:

(a) To buy, sell, manufacture, distribute and generally deal in children's goods, wares and merchandise;
(b) To purchase receive, hold, own, sell, assign, transfer, mortgage, pledge and otherwise acquire or dispose of shares, bonds, mortgages, debentures, notes and other securities, obligations, contracts and evidences of indebtedness of any company, corporation or association or of any government, state, municipality or body politic and to receive, collect and dispose of interest, dividends and income upon, of and from any of the shares, bonds, mortgages, debentures, notes, securities, obligations, contracts, evidences of indebtedness and other property held or owned by the Company, and to exercise in respect of such shares, bonds, mortgages, debentures, notes, securities, obligations, contracts, evidences of indebtedness and other property any and al the rights, powers and privileges of individual ownership thereof, including the right to vote thereon;

(c) To purchase, lease or otherwise acquire, to hold, rent, operate, manage, develop or otherwise use and to sell, exchange or otherwise dispose of real property, improved or unimproved, and to mortgage the same, and to acquire, construct, operate, manage, sell or otherwise dispose of buildings and structures of all kinds;

(d) To engage in the business of acquiring, holding experimenting with, financing, developing, using selling, assigning, leasing, mortgaging or otherwise disposing of letters patent of invention of Canada or of any foreign country, patents, patent rights, licences and privileges, inventions improve-ments and processes, trade marks, trader names and copyrights or pending applic-ations therefore and the royalties, rewards and benefits thereof and there for, and

(e) To enter into, make, perform and carry out contracts of every kind with any person, firm, association, corporation, private, public or municipal or body politic, and with the Government of Canada or any foreign government;

PROVIDED, however, that it shall not be lawful for the Company hereby incorporated directly or indirectly to transact or undertake any business within the meaning of The Loan and Trust Corporation Act;

THE AUTHORIZED CAPITAL of the Company to be divided into Two Million (2,000,000) shares without par value; provided that the shares shall not be issued for a consideration exceeding in amount or value the sum of Two Million dollars ($2,000,000) or such greater amount as the board of directors of the Company deems expedient on payment to the Treasurer of Ontario of the fees payable on such greater amount and on the issuance by the Provincial Secretary of a certificate of such payment;

THE HEAD OFFICE of the Company to be situate in the Municipality of Metropolitan Toronto, in the said County of York; and

THE FIRST DIRECTORS of the Company to be Patrick Desmond Ryan, Joseph Harry Seguin, Clemens Michael Weiman, Joan Bissett Weiman, Charles Henry Judge, Valerie Monty, Christine Morgan, Dorothy Chaloner and Janet McTaggart, hereinbefore mentioned;

AND IT IS HEREBY ORDAINED AND DECLARED that meetings of the board of directors and the executive committee (if any ) of the Company may be held at any place in or outside Ontario and Meetings of the shareholders of the Company may be held at any place in Ontario or at the City of New York, in the State of New York, one of the United States of America.

GIVEN under my hand and Seal of office at the City of Toronto in the said Province of Ontario this Twenty-Fourth day of April in the year of Our Lord one thousand nine hundred and sixty-seven.

Robert Welch
Provincial Secretary and
Minister of Citizenship.

Exhibit 1.2.  Certificate of Name Change, dated 9/25/1987

MINISTRY OF CONSUMER                            ONTARIO CORPORATION NUMBER
AND COMMERIAL RELATIONS                                             202728
Ontario Commerical Realtions
C E R T I F I C A T E
This is to certify that
these articles are effective on
SEPTEMBER 25 1987

Director
Business Corporations Act

FORM 16
BUSINESS CORPORARTIONS ACT 1982

                              ARTICLES OF REVIVAL

1.  Name of dissolved corporation:

    JOLLY JUMPER PRODUCTS OF AMERICA LIMITED

2. Name under which the corporation is to be revived if other than the name at dissolution:

    SUN VALLEY HOT SPPRINGS RANCH INC.

3.  Date of incorporation/amalgamation

    24 APRIL 1967
    -----------------------
   (Day. Month. Year)

4.  Date of dissolution:

    1 November 1982
-------------------------
   (Day, Month, Year)

5  The address of the registered office is:

   184 Sandringham Drive
-------------------------------------
  (Street & Number or R R Number & Multi-office Building give Room No.)

   Downsview, Ontario M3H 1E3
----------------------------------------------
(Name of Municipality or Post Office)


6. The following terms and conditions have been complied with:
   (a) All notices required to be filed by the corporation under the Corporations Information Act, have been filed and all other defaults of the corporation to the date of dissolution have been remedied.
   (b) The consent of the Corporations Tax Branch of the Ministry of Revenue to the requested revival has been obtained and is enclosed
   (c) The consent of the Public Trustee to the requested revival has been obtained and is attached.

7. Immediately before dissolution the interest of the applicant in the corporation was:

   SHAREHOLDER AND DIRECTOR

8. The reasons for requesting revival at the corporation are:

   SUBSTANTIAL ASSETS OF THE CORPORATION HAVE BEEN LOCATED.

These articles are signed in duplicate.

First name, initials and surname, signature and full residence address of applicant

PATRICK RYAN
184 SANDRINGHAM DRIVE DOWNSVIEW, ONTARIO M3H 1E3

1.2.  Certificate of Name Change, dated  3/26/1991

MINISTRY OF CONSUMER                            ONTARIO CORPORATION NUMBER
AND COMMERIAL RELATIONS                                             202728
Ontario Commerical Realtions
C E R T I F I C A T E
This is to certify that
these articles are effective on
MARCH 26, 1991

Director
Business Corporations Act

FORM 3
BUSINESS CORPORARTIONS ACT

                              ARTICLES OF AMENDMENT

1.  The present name of the corporation is:

    SUN VALLEY HOT SPRINGS RANCH INC.

2.  The name of the corporation is changed to (if applicable):

    TRI-LATERAL FREE TRADE INC.

3.  Date of incorporation/amalgamation

    24 APRIL 1967
    -----------------------
   (Day. Month. Year)

4.  The articles of the Corporation are amended as follows:

(A) To change the number of directors of the Corporation from five (5) to the following:

     Number of (or minimum and maximum number) of directors is:
     A minimum of three (3) and a maximum of fifteen (15).

(B) To delete the objects for which the Corporation is incorporated, in their entirety, so that there shall be no restrictions on the business the Corporation may carry on or on the powers the Corporation may exercise.

(C) To change the authorized capital of the Corporation from 5,000,000 common shares without par value to the following:

     (a) an unlimited number of common shares without nominal or par value ("common shares"), the holders of which are entitled among other things:
         (i) to vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares
         (ii) subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the corporation, to receive the remaining property of the corporation Upon dissolution; and

     (b) an unlimited number of preference shares without nominal or par value ("preference shares") which, class, have attached thereto the following:
         (i) the preference $hares may from time to time be isued in one or more series and subject to the following provisions, and subject to the sending of articles of amendment in prescribed form, and the endorsement thereon of a certificate of amendment in respect thereof, the directors may fix from time to time before such issue the number of shares that is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of preference shares including, without limiting the generality of the foregoing, the rate or amount of dividents or the methos of calculating dividents, the dates of payment thereof, the redemption, purchase and/or conversion prices and terms and conditions of redemption, purchase and/or conver-sion, and any sinking fund or other provisions;

        (ii) the preference shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the corporation among its shareholders for the purpose of winding up its affairs, rank on a parity with the preference shares of every other series and be entitled to preference over the common shares and over any other shares of the corporation ranking junior to the preference shares; the preference shares of any series may also be given such other preferences, not inconsistent with these articles, over the common shares and any other shares of the Corporation ranking junior to such preference shares as may be fixed in accordance with clause (b) (i);

       (iii) if any cumulative dividends or amounts payable on the return of capital in respect of a series of preference shares are not paid in full, all series of preference shares shall participate rate-ably in respect of such dividends and return of capital;


        (iv) the preference shares of any series may be made convertible into common shares; and

         (v) unless the directors otherwise determine in the articles of amendment designating a series, the holder of each share of a series of preference shares shall be entitled to one vote at a meeting of shareholders.

(D) To reorganise the share capital of the corporation to consolidate the 1,741,066 common shares of the Corporation which were issued and outstanding on 28th February 1988 on a one-for-five basis into 348,213 common shares of the Corporation.

(E)  The name of the corporation be changed to:

     TRI -LATERAL FREE TRADE INC

5. The amendment has been duly authorized as required by Sections 167 and 169 (as applicable) of the Business Corporations Act.

6. The resolution authorizing the amendment was approved by the shareholders/ directors (as applicable) of the corporation on

      31 MAY 1990
     --------------------

These articles are signed in duplicate.


SUN VALLEY HOT SPRINGS RANCH INC.
-----------------------------------
(Name of Corporation)


By:  /s/ Patrick Ryan
Patrick Ryan, President

1.2.  Certificate of Name Change, dated  6/19/1995

MINISTRY OF CONSUMER                            ONTARIO CORPORATION NUMBER
AND COMMERIAL RELATIONS                                             202728
Ontario Commerical Realtions
C E R T I F I C A T E
This is to certify that
these articles are effective on
JUNE 19, 1995

Director
Business Corporations Act

FORM 3
BUSINESS CORPORARTIONS ACT

                              ARTICLES OF AMENDMENT

1.  The present name of the corporation is:

    TRI-LATERAL FREE TRADE INC.

2.  The name of the corporation is changed to (if applicable):

    TRI-LATERAL INVESTMENTS CORPORATION

3.  Date of incorporation/amalgamation

    24     04    1967
    -----------------------
   (Day, Month, Year)

4.  The articles of the Corporation are amended as follows:

    i) to change the name of the Corporation to TRI-LATERAL INVESTMENTS CORPORATION; and

    ii) to consolidate the common shares on the basis of 1:10


5. The amendment has been duly authorized as required by Sections 167 and 169 (as applicable) of the Business Corporations Act.

6. The resolution authorizing the amendment was approved by the shareholders/ directors (as applicable) of the corporation on

      15 MAY 1998
     --------------------
    (Day, Month, Year)


These articles are signed in duplicate.


TRI-LATERAL FREE TRADE INC.
-----------------------------------
(Name of Corporation)


By:  /s/ Venita Renae Koch
Venita Renae Koch, Secretary

1.2.  Certificate of Name Change, dated 10/01/1998

MINISTRY OF CONSUMER                            ONTARIO CORPORATION NUMBER
AND COMMERIAL RELATIONS                                             202728
Ontario Commerical Realtions
C E R T I F I C A T E
This is to certify that
these articles are effective on
OCTOBER 02 1998

Director
Business Corporations Act

FORM 3
BUSINESS CORPORARTIONS ACT

                              ARTICLES OF AMENDMENT

1.  The present name of the corporation is:

    TRI-LATERAL INVESTMENTS CORPORATION

2.  The name of the corporation is changed to (if applicable):

    TRI-LATERAL VENTURE CORORATION

3.  Date of incorporation/amalgamation

    24 APRIL 1967
    -----------------------
   (Day. Month. Year)

4.  The articles of the Corporation are amended as follows:

    BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

    1. the articles of the Corporation are amended to consolidate the issued and unissued common shares on the basis of ten (10) existing common shares for each post consolidated common share;

    2. the articles of the Corporation be and they are hereby amended to change the name of the Corporation from "Tri-Lateral Investments Corporation" to "Tri-lateral Venture Corporation"; and

    3. anyone director or officer of the Corporation is authorized and empowered to execute and deliver, acting for, in the name of and on behalf of the Corporation, all such documents and to do all such other acts and things as may be considered necessary or desirable to give effect to this resolution including, without limitation, the delivery of articles of amendment in the prescribed form to the Director appointed under the Business Corporations Act (Ontario).

5. The amendment has been duly authorized as required by Sections 167 and 169 (as applicable) of the Business Corporations Act.

6. The resolution authorizing the amendment was approved by the shareholders/ directors (as applicable) of the corporation on


      15 MAY 1998
     --------------------
    (Day, Month, Year)

These articles are signed in duplicate.

TRI-LATERAL INVESTMENTS CORPORATION
-----------------------------------
(Name of Corporation)


By:  /s/ Patrick Ryan
Patrick Ryan, President

Exhibit 1.3.  Articles/By-Laws, dated  6/29/2001

                                  BY-LAW NO. 1
                 A by-law relating generally to the transaction
                         of the business and affairs of
                        TRI-LATERAL VENTURE CORPORATION
                       (herein called the "Corporation")
CONTENTS
   1  Interpretation
   2  Business of the Corporation
   3  Borrowing and Securities
   4  Directors
   5  Committees
   6  Officers
   7  Protection of Directors, Officers and Others
   8  Shares
   9  Meetings of Shareholders
  10  Dividends and Rights
  11  Notices
  12  Effective Date

BE IT ENACTED as a by-law of the Corporation as follows:
                                   SECTION 1
                                 INTERPRETATION
1.1 Definitions     In this by-law, unless the context otherwise requires:
    (a) "Act" means the Business Corporations Act, or any statute that may be substituted therefor, as from time to time amended includes the regulations made pursuant thereto;
    (b) "appoint" includes "elect" and vice versa;
    (c) "articles" means the articles of the Corporation as from time to time amended or restated;
    (d) "board" means the board of directors of the Corporation;
    (e) "by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;
    (f) "cheque" includes a draft;
    (g) "day" means a clear day and a period of days shall be deemed to commence the day following the event that began the period and shall be deemed to terminate at midnight of the last day of the period except that if the last day of the period falls on a Sunday or holiday the period shall terminate at midnight of the day next following that is not a Sunday or holiday;
    (h) "meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders;
    (i) "non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Ontario) as from time to time amended;
    (j) "recorded address" means in the case of a shareholder his address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the board, his latest address as recorded in the records of the Corporation;
    (k) "resident Canadian" means an individual who is
         (i) a Canadian citizen ordinarily resident in Canada;
        (ii) a Canadian citizen not ordinarily resident in Canada who is a member of a class of persons prescribed by the Act, or
       (iii) a permanent resident within the meaning of the Immigration Act
            (Canada) and ordinarily resident in Canada;
    (l) "signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by or pursuant to section 2.4;
    (m) "special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders; and
    (n) "unanimous shareholder agreement" means a written agreement among all the shareholders of the Corporation or among all such shareholders and one or more persons who are not shareholders, or a written declaration of the bene-ficial owner of all of the issued shares of the Corporation, that restricts, in whole or in part, the powers of the directors to manage or supervise the management of the business and affairs of the Corporation, as from time to time amended;

1.2 Save as aforesaid, words and expressions defined in the Act have the same meanings when used herein. Words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing a person include an individual, sole proprietorship, partnership, unincorporated association, trust, body corporate, and a natural person in his capacity as trustee, executor, administrator, or other legal representative.

1.3 Where any provision in these by-laws conflicts with any provision of a unanimous shareholder agreement the provision of such unanimous shareholder agreement shall govern.

                                   SECTION 2

                          BUSINESS OF THE CORPORATION
2.1 Registered Office
The registered office of the Corporation shall be at the address within the municipality or geographic township within Ontario specified in the articles or in a special resolution made under subsection 14(4) of the Act or at such other location therein as the board may from time to time determine by resolution.

2.2 Corporate Seal
Until changed by the board, the corporate seal of the Corporation, if any, shall be in the form impressed hereon.

2.3 Financial Year
The financial year of the Corporation shall end on such date in each year as shall be determined from time to time by resolution of the board.

2.4 Execution of Instruments
Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any two directors of the Company, or as may be determined by resolution of the Directors.In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same.

2.5 Banking Arrangements
The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time authorize.

2.6 Voting Rights in Other Bodies Corporate
The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corpora-tion. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.7 Divisions
The board may cause the business and operations of the Corporation or any part thereof to be divided or segregated into one or more divisions upon such basis, including without limitation, character or type of businesses or operations, geographical territories, product lines or goods or services as the board may consider appropriate in each case. From time to time the board or, if authorized by the board, the chief executive officer may authorize, upon such basis as may be considered appropriate in each case:
    (a) Sub-division and consolidation
The further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such divisions and sub-units;
    (b) Name
The designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Corporation; provided that the Corporation shall set out its name in legible characters in all contracts, invoices, negotiable instru-ments and orders for goods or services issued or made by or on behalf of the Corporation; and
    (c) Officers
The appointment of officers for any such division or sub-unit, the determination of their powers and duties, and the removal of any such officer so appointed without prejudice to such officer's rights under any employment contract or in law, provided that any such officers shall not, as such, be officers of the Corporation, unless expressly designated as such.

                                   SECTION 3

                            BORROWING AND SECURITIES

3.1 Borrowing Power
Without limiting the borrowing powers of the Corporation as set forth in the Act, but subject to the articles and any unanimous shareholders agreement, the board may from time to time on behalf of the Corporation, without authorization of the shareholders:
    (a) borrow money upon the credit of the Corporation;
    (b) issue, reissue, sell or pledge bonds, debentures, notes or other similar obligations or guarantee of such an obligation of a body corporate, whether secured or unsecured;
    (c) to the extent permitted by the Act, give directly or indirectly financial assistance to any person by means of a loan, a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person, or otherwise; and
    (d) charge, mortgage, hypothecate, pledge, or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation, including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Corporation. Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

3.2 Delegation
Subject to the Act, the articles and any unanimous shareholders agreement, the board may from time to time delegate to a committee of the board, one or more directors or officers of the Corporation or any other person as may be design-ated by the board all or any of the powers conferred on the board by section

3.1 or by the Act to such extent and in such manner as the board shall determine at the time of each such delegation.

                                   SECTION 4

                                   DIRECTORS

4.1 Number of Directors and Quorum
    Until changed in accordance with the Act, the board shall consist of:
    (a) such fixed number of directors provided for in the articles; or
    (b) such number of directors within the minimum and maximum number of directors provided for in the articles, as is determined by special resolution or, if such special resolution empowers the board to determine the number, by a resolution of the board.

Subject to section 4.8, the quorum for the transaction of business at any meeting of the board shall consist of a majority of the number of directors determined in the manner set forth above or such other number of directors, in compliance with the Act, as the board may from time to time by resolution signed by all the directors of the board determine.

4.2 Qualification
No person shall be qualified for election as a director if he is less than eighteen years of age; if he is of unsound mind and has been so found by a court in Canada or elsewhere; if he is not an individual; or if he has the status of a bankrupt. A director need not be a shareholder. A majority of the directors shall be resident Canadians provided that if the number of directors is two, at least one shall be a resident Canadian.

4.3 Election and Term
The election of directors shall take place at the first meeting of shareholders and at each annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall, if a minimum and maximum number of directors is authorized by the articles, be the number of directors determined in accordance with section 4.1 or shall, if a fixed number of direct-ors is authorized, be such fixed number. The election shall be by ordinary resolution. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

4.4 Removal of Directors
Subject to the provisions of the Act, the shareholders may by ordinary resolution passed at an annual or special meeting called for such purpose remove any director or directors from office and the vacancy or vacancies created by such removal may be filled at the same meeting failing which, provided a quorum remains in office, it may be filled by the board. Where the holders of any class or series of shares of the Corporation have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution passed at a meeting of the shareholders of that class or series.

4.5 Vacation of Office
A director ceases to hold office when he dies; he is removed from office by the shareholders; he ceases to be qualified for election as a director; or his written resignation is received by the Corporation, or if a time is specified in such resignation, at the time so specified, whichever is later.

4.6 Vacancies
Subject to the Act and any unanimous shareholders agreement, a quorum of the board may fill a vacancy in the board, except:
    (a) a vacancy resulting from an increase in the number of directors,
    (b) (except as set out hereunder) a vacancy resulting from an increase in the maximum number of directors, or
    (c) a vacancy resulting from a failure to elect a number of directors required to be elected at any meeting of the shareholders.

Where the articles of the Corporation provide for a minimum and maximum number of directors and a special resolution has been passed empowering the directors to determine the number of directors, the directors may appoint one or more additional directors but may not, between meetings of shareholders, appoint an additional director if, after such appointment, the total number of directors would be greater than one and one-third times the number of directors required to have been elected at the last annual meeting of shareholders. In the absence of a quorum of the board, or if the vacancy has arisen from a failure of the shareholders to elect the number of directors required by section 4.1 hereof, the board shall forthwith call a special meeting of shareholders to fill the vacancy. If the board fails to call such meeting or if there are no such directors then in office, any shareholder may call the meeting.

4.7 Action by the Board
Subject to any unanimous shareholder agreement, the board shall manage or supervise the management of the business and affairs of the Corporation. Subject to sections 4.8 and 4.9, the powers of the board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum remains in office. Where the Corporation has a board consisting of only one director, that director may constitute a meeting.

4.8 Canadian Majority
The board shall not transact business at a meeting of directors, other than filling a vacancy in the board, unless a majority of directors present are resident Canadians or, where a Corporation has fewer than three directors, one of the directors present is a resident Canadian.

Notwithstanding the foregoing, directors may transact business at a meeting of directors where a majority of resident Canadian directors is not present if,
    (a) a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and
    (b) a majority of resident Canadians would have been present had that director been present at that meeting.

4.9 Meetings by Telephone
If all the directors consent, a director may participate in a meeting of the board or of a committee of the board by means of such telephone or other communications facilities as permit all persons participating in the meeting to hear each other, and a director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board held while a director holds office.

4.10 Place of Meetings
Meetings of the board may be held at any place within or without Ontario. In any financial year of the Corporation a majority of the meetings of the board need not be held within Canada.

4.11 Calling of Meetings
Meetings of the board shall be held from time to time and at such place as the board, the chairman of the board, the managing director, the president or any two directors may determine.

4.12 Notice of Meeting
Notice of the time and place of each meeting of the board shall be given in the manner provided in section 11.1 to each director not less than forty-eight hours
before the time when the meeting is to be held.   A notice of a meeting of
directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified. A director may in any manner, and at any time, waive notice of or otherwise consent to a meeting of the board and, subject to the Act, attendance of a director at a meeting of the board is a waiver of notice of the meeting.

4.13 First Meeting of New Board
If a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

4.14 Adjourned Meeting
Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

4.15 Regular Meetings
The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

4.16 Chairman
The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, managing director, president, or a vice-president. If no such officer is present, the directors present shall choose one of their number to be chairman.

4.17 Votes to Govern
At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote.

4.18 Conflict of Interest
A director or officer who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided by the Act. Any such contract or proposed contract shall be referred to the board or share-holders for approval even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the board or share-holders, and a director interested in a contract so referred to the board shall not vote on any resolution to approve the same unless the material contract or transaction is:
    (a) an arrangement by way of security for money lent to or obligations undertaken by him for the benefit of the Corporation or an affiliate;
    (b) one relating primarily to his remuneration as a director, officer, employee or agent of the Corporation or an affiliate;
    (c) one for indemnity or insurance as specified under the Act;  or
    (d) one with an affiliate.

Notwithstanding the foregoing provision on voting by such a director, he may be present at and counted to determine the presence of a quorum at the relevant meeting of directors as provided in the Act. For the purposes of this section

4.18, "affiliate" means an affiliated body corporate within the meaning of subsection 1(4) of the Act.

4.19 Remuneration and Expenses
Subject to the articles or any unanimous shareholder agreement, the directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

                                   SECTION 5

                                  COMMITTEES

5.1 Committees of Directors
The board may appoint one or more committees of directors, however designated, and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of directors has no authority to exercise. A majority of the members of such committee shall be resident Canadians.

5.2 Transaction of Business
Subject to the provisions of section 4.9, the powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place within or without Ontario.

5.3 Procedure Unless otherwise determined by the board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

5.4 Limits on Authority
Notwithstanding any other provision hereof, but subject to any unanimous shareholders agreement, no managing director and no committee of directors has authority to:
    (a) submit to the shareholders any question or matter requiring the approval of the shareholders;
    (b) fill a vacancy among the directors or in the office of auditor or appoint or remove any of the chief executive officer, however designated, the chief financial officer, however designated, the chairman or the president of the Corporation;
    (c) subject to the Act, issue securities except in the manner and on the terms authorized by the directors;
    (d) declare dividends;
    (e) purchase, redeem or otherwise acquire shares issued by the Corporation;
    (f) pay a commission referred to in the Act;
    (g) approve a management information circular referred to in the Act;
    (h) approve a take-over bid circular, directors' circular, or issuer bid circular referred to in the Securities Act (Ontario);
    (i) approve any financial statements referred to in the Securities Act (Ontario);
    (j) approve an amalgamation or an amendment to the articles under the Act;
or
    (k) adopt, amend or repeal by-laws.

                                   SECTION 6

                                   OFFICERS
6.1 Appointment
Subject to any unanimous shareholder agreement, the board may from time to time appoint a president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accord-ance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to sections 6.2 and 6.3, an officer may but need not be a director and one person may hold more than one office.

6.2 Chairman of the Board
The board may from time to time also appoint a chairman of the board who shall be a director. If appointed, the board may assign to him any of the powers and duties that are by any provisions of this by-law assigned to the managing director or to the president; and he shall, subject to the provisions of the Act, the articles or any unanimous shareholder agreement, have such other powers and duties as the board may specify. During the absence or disability of the chairman of the board, his duties shall be performed and his powers exercised by the managing director, if any, or by the president.

6.3 Managing Director
The board may from time to time appoint a managing director who shall be a resident Canadian and a director. If appointed, he shall be the chief executive officer and, subject to the authority of the board, shall have general super-vision of the business and affairs of the Corporation; and he shall, subject to the provisions of the Act, the articles, any unanimous shareholder agreement and section 5.4 hereof, have such other powers and duties as the board may specify. During the absence or disability of the president, or if no president has been appointed, the managing director shall also have the powers and duties of that office.

6.4 President
If appointed, the president shall be the chief operating officer and, subject to the authority of the board, shall have general supervision of the business of the Corporation; and he shall have such other powers and duties as the board may specify. During the absence or disability of the managing director, or if no managing director has been appointed, the president shall also have the powers and duties of that office and shall be the chief executive officer.

6.5 Vice-President
A vice-president shall have such powers and duties as the board or the chief executive officer may specify.

6.6 Secretary
The secretary shall attend and be the secretary of all meetings of the board, shareholders and committees of the board, or arrange for another individual to so act, and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corpora-tion and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the board or the chief executive officer may specify.

6.7 Treasurer
The treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the board whenever required an account of all his transactions as Treasurer and of the financial position of the Corporation; and he shall have such other powers and duties as the board or the chief executive officer may specify.

6.8 Powers and Duties of Other Officers
The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board or the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.
6.9 Variation of Powers and Duties
The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

6.10 Term of Office
The board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer's rights under any employment contract. Otherwise each officer appointed by the board shall hold office until his successor is appointed, or until his earlier resignation.

6.11 Terms of Employment and Remuneration
The terms of employment and the remuneration of an officer appointed by the board shall be settled by it from time to time.

6.12 Conflict of Interest
An officer shall disclose his interest in any material contract or proposed material contract with the Corporation in accordance with section 4.18 hereof.

6.13 Agents and Attorneys
The Corporation, by or under the authority of the board, shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management, administration or otherwise (including the power to sub-delegate) as may be thought fit, subject to the provisions of the Act.

6.14 Fidelity Bonds
The board may require such officers, employees and agents of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the board may from time to time determine.

                                   SECTION 7

                  PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.1 Limitation of Liability
Every director and officer of the Corporation in exercising his powers and discharging his duties shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circum-stances. Subject to the foregoing, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director, officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corpora-tion, or for the insufficiency or deficiency of any security in or upon which any of the monies of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the monies, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his office or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act or from liability for any breach thereof.

7.2 Indemnity
The Corporation shall indemnify every director or officer of the Corporation, every former director or former officer of the Corporation and every person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor (or a person who undertakes or has undertaken any liability on behalf of the Corpora-tion or any such body corporate) and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if
    (a) he acted honestly and in good faith with a view to the best interests of the Corporation; and
    (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

Subject to the Act, the Corporation may indemnify a director or officer of the Corporation, a former director or former officer of the Corporation, or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor (or a person who undertakes or has undertaken any liability on behalf of the Corp-oration or any such body corporate) and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if
    (a) he acted honestly and in good faith with a view to the best interests of the Corporation; and
    (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

7.3 Insurance
Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of any person referred to in section 7.2 against such liabilities and in such amounts as the board may from time to time determine and as is permitted by the Act.

                                   SECTION 8

                                    SHARES

8.1 Allotment
Subject to the Act, the articles and any unanimous shareholder agreement, the board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

8.2 Commissions
The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.3 Registration of Share Transfers
Subject to the Act, no transfer of shares shall be registered in a securities register except upon presentation of the certificate representing such shares with a transfer endorsed thereon or delivered therewith duly executed by the registered holder or by his attorney or successor duly appointed, together with such reasonable assurance or evidence of signature, identification and authority to transfer as the board may from time to time prescribe, upon payment of all applicable taxes and any reasonable fee, not to exceed Three Dollars ($3.00), prescribed by the board, upon compliance with such restrictions on transfer as are authorized by the articles and upon satisfaction of any lien referred to in section 8.10.

8.4 Transfer Agents and Registrars
The board may from time to time appoint, for each class of securities and warrants issued by the Corporation,
    (a) a trustee, transfer agent or other agent to keep the securities register and the register of transfers and one or more persons to keep branch registers, and
    (b) a registrar, trustee or agent to maintain a record of issued security certificates and warrants;and, subject to the Act, one person may be appointed for the purposes of both clauses (a) and (b) above in respect of all securities and warrants of the Corporation or any class or classes, thereof. The board may at any time terminate such appointment.

8.5 Non-Recognition of Trusts
Subject to the Act, the Corporation may treat the registered holder of a share as the person exclusively entitled to vote, to receive notices, to receive any interest, dividend or other payments in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

8.6 Share Certificates
Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written acknowledgement of his right to obtain a share certificate, stating the number and class or series of shares held by him as shown on the securities register. Share cert-ificates and acknowledgements of a shareholder's right to a share certificate, respectively, shall be in such form as the board shall from time to time
approve.   Any share certificate shall be signed manually by at least one director or officer of the Corporation or by or on behalf of the transfer agent and/or registrar (if one has been appointed); provided that, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. Any additional signatures required may be printed or otherwise mechanically reproduced. A share certificate executed as aforesaid shall be valid notwith-standing that one of the directors or officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

8.7 Replacement of Share Certificates
The board or any officer or agent designated by the board may in its or his discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such fee, not exceeding Three Dollars ($3.00), and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any partic-ular case.

8.8 Joint Shareholders If two (2) or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.9 Deceased Shareholders
In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

8.10 Lien for Indebtedness
Except where the Corporation has shares listed on a stock exchange recognized by the Ontario Securities Commission, the Corporation shall, subject to the provisions of the Act, have a lien on the shares registered in the name of a shareholder or his legal representative for a debt of such shareholder to the Corporation to the extent of such indebtedness, and such lien may be enforced, subject to any provisions of the articles and to any unanimous shareholder agreement, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity.

                                   SECTION 9

                            MEETINGS OF SHAREHOLDERS

9.1 Annual Meetings
The annual meeting of shareholders shall be held at such time in each year and, subject to section

9.3, at such place as the board, the chairman of the board, the managing director or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors (unless the Corporation dispenses with such appointment in accordance with the Act) and for the transaction of such other business as may properly be brought before the meeting.

9.2 Special Meetings
The board, the chairman of the board, the managing director or the president shall have power to call a special meeting of shareholders at any time.

9.3 Place of Meetings
Subject to the articles and any unanimous shareholder agreement, meetings of shareholders shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is situate or, if the board shall so determine, at some other place in or outside Ontario.

9.4 Notice of Meetings
Notice of the time and place of each meeting of shareholders shall be given in the manner provided in section 11.1 not less than ten (10) nor more than fifty
(50) days before the date of the meeting to each director, to the auditor, if any, and to each shareholder who at the close of business on the record date, if any, for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than the consideration of minutes of an earlier meeting, consideration of the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting. A shareholder may in any manner waive notice of or otherwise consent to a meeting of shareholders, and, subject to the Act, attendance of any such shareholder or any such other person is a waiver of notice of the meeting.

9.5 List of Shareholders Entitled to Notice
For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting in accordance with the Act. If a record date for the meeting is fixed pursuant to section 9.6, the shareholders listed shall be those registered at the close of business on a day not later than ten (10) days after such record date. If no record date is fixed, the shareholders listed shall be those regis-tered at the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, on the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corpora-tion or at the place where the securities register is kept or at the place where the meeting is held. Where a separate list of shareholders has not been pre-pared, the names of persons appearing in the securities register at the requi-site time as the holder of one or more shares carrying the right to vote at such meeting shall be deemed to be a list of shareholders.

9.6 Record Date for Notice
The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than fifty (50) days and not less than twenty-one (21) days, as a record date, for the determination of the shareholders entitled to notice of the meeting, and notice of any such record date shall, unless waived in accordance with the Act, be given not less than seven (7) days before such record date, by newspaper advertisement in the manner provided in the Act. If no record date is so fixed, the record date for the determination of the share-holders entitled to notice of the meeting shall be the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

9.7 Meetings without Notice
A meeting of shareholders may be held without notice at any time and place permitted by the Act:
    (a) if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being held; and
    (b) if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held;

so long as such shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not properly called. At such meeting any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Ontario, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

9.8 Chairman, Secretary and Scrutineers
The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: managing director, president, chairman of the board or a vice-president who is a shareholder. If no such officer is present within fifteen (15) minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scruti-neers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

9.9 Persons Entitled to be Present
The only persons entitled to be present at a meeting of the shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

9.10 Quorum
Members personally present or represented by proxy, being not less than two (or, if the Corporation has only one member, one), and who hold or represent by proxy in the aggregate not less than one-twentieth of the issued capital of the Corp-oration entitled to vote, constitute a quorum. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may adjourn the meeting to a fixed time and place but may not transact any other business. Where the Corporation has only one shareholder or any one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting.

9.11 Right to Vote
Subject to the provisions of the Act as to authorized representatives of any other body corporate, at any meeting of shareholders in respect of which the Corporation has prepared the list referred to in section 9.5, every person who is named in such list shall be entitled to vote the shares shown thereon opposite his name except, where the Corporation has fixed a record date in respect of such meeting pursuant to section 9.6, to the extent that such person has transferred any of his shares after such record date and the transferee, upon producing properly endorsed certificates evidencing such shares or other-wise establishing that he owns such shares, demands not later than ten (10) days before the meeting that his name be included to vote the transferred shares at the meeting. In the absence of a list prepared as aforesaid in respect of a meeting of shareholders, every person shall be entitled to vote at the meeting who at the time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.

9.12 Proxyholders and Representatives
Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be share-holders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his attorney or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and shall conform with the requirements of the Act. Alternatively, every such shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual to represent it at a meeting of shareholders and such individual may exercise on the shareholder's behalf all the powers it could exercise if it were an individual shareholder. The author-ity of such an individual shall be established by depositing with the Corpor-ation a certified copy of such resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chairman of the meeting. Any such proxyholder or representative need not be a shareholder.

9.13 Time for Deposit of Proxies
The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than forty-eight (48) hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited with the Corporation or an agent thereof, and any period of time so fixed shall be specified in the notice calling the meeting. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, unless it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

9.14 Joint Shareholders
If two (2) or more persons hold shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two (2) or more of those persons are present in person or represented by proxy and vote, they shall vote as one on the shares jointly held by them.

9.15 Votes to Govern
At any meeting of the shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by the majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

9.16 Show of Hands
Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

9.17 Ballots
On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairman of the meeting or any person who is present and any shareholder or proxyholder entitled to vote whether as shareholder, proxyholder or representative on such question at the meeting may require or demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

9.18 Adjournments
The chairman at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may approve, adjourn the meeting from time to time and place to place. If a meeting of shareholders is adjourned for less than thirty (30) days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given as for an original meeting.

9.19 Resolution in Writing
A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders; and a resolution in writing dealing with all matters required by the Act to be dealt with at a meeting of shareholders, and signed by all the shareholders entitled to vote at that meeting, satisfies all the requirements of the Act relating to that meeting of shareholders unless, in accordance with the Act,

    (a) in the case of the resignation or removal of a director, or the appointment or election of another person to fill the place of such director, a written statement is submitted to the Corporation by the director giving the reasons for his resignation or the reasons why he opposes any proposed action or resolution for the purpose of removing him from office or the election of another person to fill the office of such director; or
    (b) in the case of the removal or resignation of an auditor, or the appointment of election of another person to fill the office of auditor, representations in writing are made to the Corporation by that auditor concerning his proposed removal, the appointment or election of another person to fill the office of auditor, or his resignation.

                                   SECTION 10

                              DIVIDENDS AND RIGHTS

10.1 Dividends
Subject to the Act and the articles, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation or options or rights to acquire fully paid shares of the Corporation.

10.2 Dividend Cheques
A dividend payable in cash shall be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

10.3 Non-Receipt of Cheques
In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

10.4 Record Date for Dividends and Rights
The board may fix in advance a date, preceding by not more than fifty (50) days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Corpor-ation, as record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securi-ties, provided that notice of any such record date is given, not less that fourteen (14) days before such record date, by newspaper advertisement in the manner provided in the Act. Where no record date is fixed in advance as afore-said, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resol-ution relating to such dividend or right to subscribe is passed by the board.

10.5 Unclaimed Dividends
Any dividend unclaimed after a period of six (6) years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

                                   SECTION 11

                                    NOTICES

11.1 Method of Giving Notice
Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given; or if delivered to his recorded address; or if mailed to him at his recorded address by prepaid ordinary or air mail; or if sent to him at his recorded address by any means of prepaid transmitted or recorded communication. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box and shall be deemed to have been received on the fifth day after so depositing; and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The secretary may change or cause to be changed the recorded address of any share-holder, director, officer, auditor or member of a committee of the board in accordance with any information believed by him to be reliable. The recorded address of a director shall be his latest address as shown in the records of the Corporation or in the most recent notice filed under the Corporations Information Act, whichever is the more current.

11.2 Notice to Joint Shareholders
If two (2) or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

11.3 Undelivered Notices
If any notice given to a shareholder pursuant to section 11.1 is returned on three (3) consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.

11.4 Omissions and Errors
The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

11.5 Persons Entitled by Death or Operation of Law
Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

11.6 Waiver of Notice
Any shareholder, proxyholder, representative, or other person entitled to attend a meeting of shareholders, director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under any provisions of the Act, the articles, the by-laws or otherwise and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board which may be given in any manner.

                                  SECTION 12
                                 EFFECTIVE DATE

12.1 Effective Date
This by-law shall come into force when made by the board in accordance with the Act.

12.2 Repeal
By-Law No. 1 of the Corporation is repealed as of the coming into force of this by-law. Such repeal shall not affect the previous operation of such by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles or predecessor charter documents of the Corporation contained pursuant to, such by-law prior
to its repeal.   All officers and persons acting under  By-Law  No. 1 shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the board or a committee of the board with continuing effect passed under By-Law No. 1 shall continue good and valid except to the extent inconsistent with this by-law and until amended or repealed.

MADE by the board, this 29th day of June 2001.

/s/ Greg Burnett                           /s/ Brent Peterson
___________________________________     ____________________________________
President                               Secretary

CONFIRMED by the shareholder, this 29th day of June 2001.
 TRI-LATERAL VENTURE CORPORATION

       /s/ Greg Burnett
Per:  _______________________________
      Authorized Signatory

Exhibit 10.a.
Notice/Information Circular for AGM
held 8/6/2002
                         TRI-LATERAL VENTURE CORPORATION
                           604 - 750 West Pender Street
                             Vancouver, B.C., V6C 2T7
                             (604) 669-2615 (Telephone)
                             (604) 689-9773 (Facsimile)

                                INFORMATION CIRCULAR
                    (As at June 26, 2002 except as indicated)

MANAGEMENT SOLICITATION

This information circular is furnished in connection with the solicitation of proxies by the management of Tri-Lateral Venture Corporation (the "Corporation") for use at the annual and special meeting (the "Meeting") of the Corporation to be held on Tuesday, August 6, 2002. The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Corporation. The Corporation does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Corporation.

REVOCABILITY OF PROXY
The persons named in the enclosed form of proxy are directors of the Corporation.

Any shareholder returning the enclosed form of proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer, or attorney, of the corporation, and delivered either to the office of the Corporation or the registrar and transfer agent by mail or by fax, at any time up to and including 4:00 p.m. (Pacific time) on the last business day preceding the day of the Meeting at which such proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon any such delivery the proxy is revoked.

VOTING OF PROXIES
A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ACCOMPANYING FORM OF PROXY. TO EXERCISE THIS RIGHT THE SHAREHOLDER MAY INSERT THE NAME OF THE DESIRED PERSON IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKE OUT THE OTHER NAMES OR MAY SUBMIT ANOTHER PROXY.

THE SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED ON ANY POLL (SUBJECT TO ANY RESTRICTIONS THEY MAY CONTAIN) IN FAVOUR OF THE MATTERS DESCRIBED IN THE PROXY.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
The Corporation is authorized to issue an unlimited number of common shares without par value and an unlimited number of non-voting convertible redeemable non-cumulative 6% preference shares, of which 3,372,054 common shares are issued and outstanding and no nonvoting convertible redeemable non-cumulative 6% preference shares are outstanding.

The holders of common shares are entitled to one vote for each common share held. The holders of preference shares are entitled to one vote for each preference share held. Holders of common shares and preference shares of record on June 26, 2002 will be entitled to vote at the Meeting; except to the extent that such shareholder has transferred the ownership of any of his shares after the record date (June 26, 2002) and the transferee of those shares:

(a) produces properly endorsed share certificates; or
(b) otherwise established that he owns the shares;

and demands, not later than 10 days before the Meeting that his name be included in the list of shareholders who are entitled to vote at the Meeting, then the transferee is entitled to vote the shares at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, the following persons beneficially own shares carrying more than 10% of the voting rights attached to all shares of the Corporation:

                                                      Percentage of
                             No. of Common             Outstanding
Name of Shareholder           Shares Owned           Common Shares
-------------------------------------------------------------------

Ruby Holdings Ltd. (1)          600,474                  17.81%
Gregory C. Burnett              350,474                  10.39%
Alan G. Crawford                600,474                  17.81%

(1) Ruby Holdings Ltd. is a company of which Catherine Bruce is the controlling shareholder.

ELECTION OF DIRECTORS
The directors of the Corporation are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed, all of whom are presently members of the Board of Directors.

Management of the Corporation proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

                                              Approx. No. of
                       Principal Occupation   Voting Shares       Date on which
Name, Country          or Employment and,     Beneficially        the Nominee
of Ordinary            if not an Elected      Owned Directly or   became a
Residence and          Director, Occupation   Indirectly, or      Director
Position held          During the Past        Controlled or       of the
with the Corporation   Five Years             Directed            Corporation
-------------------------------------------------------------------------------
GREGORY C. BURNETT(1)(2)  President of Carob      350,474         June 30, 2000
Vancouver, Canada         Management Ltd., a
PRESIDENT and DIRECTOR    private management
                          Consulting company

ALAN G. CRAWFORD(1)(2)    President of Techven    600,474         June 30, 2000
Vancouver, Canada         Finance Corp., a
DIRECTOR                  private management
                          Company; Director of
                          Camflo International
                          Inc., a junior resource
                          Exploration company
                          (1998 to present)

KEVIN R. HANSON(1)(2)     Chartered Accountant,   300,474         June 30, 2000
Vancouver, Canada         Amisano Hanson
DIRECTOR

MICHAEL WEINGARTEN        1999 to present         N/A             June 29, 2001
Toronto, Canada           Chairman of Commercial
DIRECTOR                  Consolidators Corp.,
                          1997 to present,
                          founder and President
                          of Complete Tele-
                          management Services Inc.

(1) Member of Audit Committee
(2) Member of Executive Committee

STATEMENT OF EXECUTIVE COMPENSATION

Particulars of compensation paid to:
(c) the Corporation's chief executive officer ("CEO");

(d) each of the Corporation's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; or

(e) any additional individuals for whom disclosure would have been provided under (d) but for the fact that the individual was not serving as an executive officer of the Corporation at the end of the most recently completed financial year;

("Named Executive Officer") is set out in the summary compensation table below:

                         SUMMARY COMPENSATION TABLE
--------------------------------------------------------------------------------
                   Annual Compensation           Long Term Compensation
                                                  Awards      Payouts
--------------------------------------------------------------------------------
                                            Securi-
                                            ties     Restricted
                                    Other   Under    Shares or
Name and                            Annual  Options  Restricted        All Other
Principal                           Compen- /S Ars   Share      LTIP     Compen-
Position    Year   Salary    Bonus  sation  Granted  Units      Payouts   sation
-------------------------------------------------------------------------------
Gregory     2001  $30,000(1)  Nil    Nil      Nil      Nil        Nil      Nil
C. Burnett  2000  $30,000(1)  Nil    Nil      Nil      Nil        Nil      Nil
            1999      N/A     N/A    N/A      N/A      N/A        N/A      N/A

(1) $2,500 is paid monthly to Carob Management Ltd., a company controlled by Mr. Burnett.

There were no Named Executive Officers serving as executive officers at the end of the most recently completed financial year or executive officers who served during the financial year whose salaries exceeded $100,000 per year.

There were no long term incentive plans in place for any Named Executive Officer of the Corporation during the most recently completed financial year.

OPTIONS AND SARS

There were no options granted to the CEO or any Named Executive Officer during the most recently completed financial year.

There were no options exercised by the CEO or any Named Executive Officer during the most recently completed financial year.

There were no options held by the CEO or any Named Executive Officer that were repriced downward during the most recently completed financial year.

There were no defined benefit or actuarial plans in place for any Named
Executive

There are no employment contracts or compensatory plans or arrangements between the Corporation and a Named Executive Officer.

The Corporation has no compensation committee.

COMPENSATION OF DIRECTORS

There were no stock options granted to directors of the Corporation during the most recently completed financial year.

OTHER COMPENSATION TO DIRECTORS

No other compensation was paid to directors of the Corporation during the last completed financial year.

INDEBTEDNESS TO CORPORATION OF DIRECTORS AND SENIOR OFFICERS

None of the directors and senior officers of the Corporation, proposed nominees for election or associates of such persons is or has been indebted to the Corporation or its subsidiaries at any time since the beginning of the last completed financial year of the Corporation and no indebtedness remains outstanding as at the date of this Information Circular.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Corporation pays $500 per month to Amisano Hanson, Chartered Accountants, of which Mr. Kevin R. Hanson, a director of the Corporation, is a partner, for office space and administrative services. During the fiscal year ended December 31, 2001 the Corporation also paid $7,681 to Amisano Hanson, Chartered Accountants, for accounting fees. Greg Burnett, the President and Director of the Company and Michael Weingarten, a Director of the Company have each charged interest in the amount of $35,417 in respect of a loan made by each of them to the Company.

Save and except the foregoing, or as disclosed elsewhere in this information circular, since January 1, 2001, being the commencement of the Corporation's last completed financial year, none of the following persons has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect the Corporation or any of its subsidiaries:
(a) any director or senior officer of the Corporation;
(b) any proposed nominee for election as a director of the Corporation;
(c) any member holding, directly or indirectly, more than 10% of the voting rights attached to all the shares of the Corporation; and
(d) any associate or affiliate of any of the foregoing persons.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Morgan & Company, Chartered Accountants, of Vancouver, British Columbia, as auditor of the Corporation to hold office until the close of the next annual general meeting of the Corporation. It is proposed that the remuneration to be paid to the auditor of the Corporation be fixed by the Board of Directors.

Morgan & Company were first appointed auditor of the Corporation on June 30, 2000.

MANAGEMENT CONTRACTS

There are no management functions of the Corporation or a subsidiary thereof which are to any substantial degree performed by a person other than the directors or senior officers of the Corporation or a subsidiary thereof.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Disposal of Assets

The Board of Directors of the Corporation has determined that it is in the best interests of the Corporation to sell or dispose of the Corporation's Lennie Property located in Balmer Township, Red Lake District of Northern Ontario (the "Sale"). The Lennie Property consists of 10 patented claims and totals 123 hectares. As the Sale will constitute a disposition of substantially the whole of the undertaking of the Corporation, the Act provides that such Sale may only take place with the approval of the shareholders by special resolution. Therefore, in order to complete the Sale the following special resolution must be passed by the majority of not less than two-thirds of the votes cast by shareholders of the Corporation.

"RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The Board of Directors of the Corporation be authorized to sell or dispose of the Lennie Property, being all or substantially all of the Corporation's assets;

2. The directors of the Corporation be and they are hereby authorized, empowered and directed to take any and all such actions in their discretion they deem necessary or expedient to effectuate the purposes of the foregoing resolutions."

Dissent Rights for Disposition of Assets

The Act provides that shareholders who dissent to certain actions being taken by a company may exercise a right of dissent and require the Corporation to purchase the shares held by such shareholder at the fair value of such shares. "Fair value" will be determined as of the close of business on the day prior to the day on which the resolution is adopted. A dissenting shareholder may only dissent with respect to all the shares held by him or her on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Procedure for Dissent under the Act

A shareholder of the Corporation may give notice of dissent in respect of the Sale pursuant to section 185 of the Act, until 10:00 am, August 6, 2002.

The notice of dissent must be given by registered mail or by delivery addressed to the office of the Corporation (Attention: President), Suite 604 - 750 West Pender Street, Vancouver, BC V6C 2T8.

As a result of giving a notice of dissent, a shareholder may, on receiving a notice of intention to act from the Corporation in accordance with Section 185 of the Act, require that the Corporation purchase the common shares of such shareholder in respect of which the notice of dissent was given for their fair market value.

A vote against the special resolution to approve the Sale, an abstention or the execution or exercise of a proxy to vote against the special resolution to approve the Sale does not constitute a written objection, but a shareholder need not vote against such special resolution in order to object. However, a share-holder who consents to or votes, other than as a proxy for a shareholder whose proxy required an affirmative vote, in favour of such special resolution or otherwise acts inconsistently with the dissent will cease to be entitled to exercise any rights of dissent.

Within 10 days after the approval of the Sale by the shareholders of the Corporation, the Corporation will send a notice of intention to act to each of its shareholders who has filed a notice of dissent stating that the special resolution to approve the Sale has been passed and informing the shareholder of its intention to act on such special resolution. A notice of intention need not be sent to any shareholder who voted in favour of the special resolution to approve the Sale or who has withdrawn his notice of dissent.

Within 20 days of the Corporation giving notice of its intention to act, the dissenting shareholder is required to send a written notice to the Corporation containing the shareholder's name and address, the number of common shares held by him or her in respect of which he or she dissents and a demand for payment of the fair value of such shares. Within 30 days after sending a demand for payment to the Corporation, the shareholder must send to the Corporation the share certificate(s) representing his or her shares. The share certificate(s) will be endorsed by the Corporation with a notice that the holder is a dissenting shareholder and will be returned to the dissenting shareholder.

A dissenting shareholder who fails to forward a notice of dissent, demand for payment or share certificate(s) to the Corporation within the times required loses any right to make a claim for payment of the fair value of his or her shares.

No more than seven days after the later of the effective date of the resolution approving the Sale (the "Resolution Effective Date") or the date the Corporation receives the demand for payment, the Corporation will send to each dissenting shareholder a written offer (the "Offer") to pay for the shares in an amount considered by the directors of the Corporation to be the fair value of those shares, accompanied by a statement showing how the fair value was determined. Every Offer shall be on the same terms.

Dissenting shareholders who accept the Offer will be paid within 10 days following such acceptance. The Offer lapses if the Corporation does not receive acceptance within 30 days after the date on which the Offer is made.

If the Corporation fails to make the offer, or the dissenting shareholder fails to accept the Offer, the Corporation may apply to a court to fix a fair value for the shares within 50 days after the Resolution Effective Date or within such further period as the court may allow. If the Corporation fails to make such an application, a dissenting shareholder has the right to so apply within a further period of 20 days or within such further period as the court may allow. The applications referred to above shall be made to a court having jurisdiction in the place where the Corporation has its head office or in the province where the dissenting shareholder resides if the Corporation carries on business in that province. All dissenting shareholders whose shares have not been purchased by the Corporation will be joined as parties to the application and will be bound by the decision of the court. The court may determine whether any person is a dissenting shareholder who should be joined as a party and the court will fix a fair value for the shares of all dissenting shareholders.

A dissenting shareholder who complies with each of the steps required to dissent effectively is deemed to have transferred his or her shares to the Corporation for cancellation on the Resolution Effective Date and is entitled to be paid the fair value of the shares in respect of which he or she dissented determined as of the close of business on the day before the resolution is adopted.

If the Sale is proceeded with, a dissenting shareholder who is ultimately not entitled to be paid fair value for his or her shares for any reason, including as a result of the withdrawal of a demand for payment before the Corporation sends the Offer, or the failure of the dissenting shareholder to comply with each of the steps required to dissent effectively, shall be reinstated as a shareholder of the Corporation. Otherwise, a dissenting shareholder shall, as at and from the date the shareholder sends the demand for payment, cease to have any rights as a shareholder of the Corporation other than the right to be paid the fair value of his or her shares.

The above is only a summary of the provisions of section 185 of the Act. Shareholders considering exercising a right of dissent should specifically refer to section 185 of the Act. As failure to comply strictly with the provisions of the Act may prejudice the shareholder's right of dissent, it is suggested that any shareholder seeking to exercise such right obtain his or her own legal advice as to the manner of exercising such right and the implications thereof for the shareholder.

The management of the Corporation is not aware of any other matter to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

By Order of the Board of

TRI-LATERAL VENTURE CORPORATION

Per: "Gregory Burnett"
Gregory C. Burnett,
President

Exhibit 10.b.
Form 42, Report of Takeover Bid,
dated 5/29/2000

                                    FORM 42

                             REPORT OF TAKE-OVER BID
                 ISSUER BID OR APPLICATION UNDER CLAUSE 104(2)(C)
               OF THE SECURITIES ACT, R.S.O.1990, S.5, AS AMENDED

                      (Subsection 203.1 of the Regulation)

1.  Name and address of the offeree issuer:

    Tri-Lateral Venture Corporation
    2626 East Biltmore Circle, Suite 12
    Phoenix, Arizona
    85016
    USA

2.  Names and addresses of the offerors:

    Terry Amisano, Gregory Burnett, Alan Crawford and Kevin Hanson c/o 604 - 750 West Pender Street
    Vancouver, BC V6C 2T7

    Ruby Holdings
    Design House - Leewards Highway
    P.O. Box 150
    Providenciales, Turks & Caicos Islands
    British West Indies

3. What is the designation of the class(es) of securities that are subject to the bid? (Include the CUSIP number):

    Common Shares, CUSIP Number: 89557A
    Preferred Shares

4.  What is the date of the bid?

    May 26, 2000

5. What is the maximum number of securities sought by the offeror for each class of securities subject to the bid?

   3,372,054 common shares and 10,000 preferred shares being all of the issued and outstanding common shares and preferred shares in the capital of Tri-Lateral Venture Corporation.

6. What is the value, expressed in Canadian dollars, of the consideration offered per security for each class of securities subject to the bid?

    $0.02 per common share or preferred share

7. What is the number of securities of each class subject to the bid excluding the offerors' securities, that are held by security holders whose last address as shown on the books of the offeree issuer is in Ontario?

    528,718 common shares and 0 preferred shares

8. What is the fee payable in respect of the bid, as calculated under subsection 32(1) of Schedule 1?

    $900

9.  The information given in this report is true and complete.

                                               DATED: May 29, 2000

                                               Signed:  "Terry Amisano"
                                               By: -------------------------
                                                          Signature

                                               Terry Amisano
                                               -----------------------------
                                               Name of person signing this form

                                               On behalf of the offerors
                                               ---------------------------------
                                               Office or capacity

Exhibit 10.c.
Information Circular for Takeover Bid,
dated 5/26/2000


This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, lawyer or other advisor. No securities commission or similar authority in Canada has in any way passed upon the merits of the securities offered hereunder and any representation to the contrary is an offence.

TERRY M. AMISANO, GREGORY C. BURNETT, ALAN G. CRAWFORD, KEVIN R. HANSON
                             and RUBY HOLDINGS

                                OFFER TO PURCHASE
                All of the Common Shares and Preferred Shares of

                         TRI-LATERAL VENTURE CORPORATION

               for $0.02 cash per common share or preferred share

This offer (the "Offer") by Terry M. Amisano, Gregory C. Burnett, Alan G. Crawford, Kevin R. Hanson And Ruby Holdings (the "Offerors") is for all of the issued and outstanding common shares and preferred shares (the "Tri-Lateral Shares") of Tri-Lateral Venture Corporation ("Tri-Lateral"). The Offer will be open for acceptance until 4p.m. (Ontario time) on June 16, 2000 (the "Expiry
Time) unless withdrawn or extended.

The Offer is conditional upon certain events which are described below under the heading "Conditions to the Offer", including without limitation, not less than 51% of all the Tri-Lateral Shares being deposited under the Offer and notwithdrawn.

Shareholders of Tri-Lateral who wish to accept the Offer must properly complete and execute the accompanying Letter of Acceptance and deposit it, together with all other documents required by the Letter of Acceptance with Morton & Company (the "Depositary") in accordance with the instructions in the Letter of Offerors and additional copies of this document and the Letter of Acceptance may be obtained without charge on request from the Offerors at their office as setout on the Letter of Acceptance.

Questions and requests for assistance may be directed to Terry M. Amisano (Tel. No. 604-689-0188) or Gregory C. Burnett (Tel. No. 604-669-2615). Additional copies of this document and the Letter of Acceptance may also be obtained upon request from Terry M. Amisano or Gregory C. Burnett.

If your shares are in the name of a nominee, you should contact your broker, investment dealer, bank, trust company or other nominee for assistance. This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Tri-Lateral Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offerors may, in their sole discretion, take such action as they may deem neces-sary to extend the Offer to holders of Tri-Lateral Shares in suchjurisdiction.

                                       - 2 -
TABLE OF CONTENTS
SUMMARY.................................................................... 3
DEFINITIONS.........................................................        5
OFFER...................................................................... 6
 1. THE OFFER ............................................................. 6
 2. TIME FOR ACCEPTANCE.................................................... 6
 3. MANNER OF ACCEPTANCE................................................... 6
 4. CONDITIONS OF THE OFFER................................................ 7
 5. EXTENSION AND VARIATION OF THE OFFER................................... 9
 6. PAYMENT FOR DEPOSITED SECURITIES...................................... 10
 7. WITHDRAWAL OF DEPOSITED SECURITIES.................................... 11
 8. RETURN OF DEPOSITED SECURITIES........................................ 11
 9. MAIL SERVICE INTERRUPTION ............................................ 12
10. NOTICE AND DELIVERY .................................................. 12
11. ACQUISITION OF SHARES NOT DEPOSITED ...................................12
12. DEPOSITARY ........................................................... 13
13. OTHER TERMS OF THE OFFER.............................................  13

TAKE-OVER BID CIRCULAR ................................................... 15
     1. THE OFFERORS ....................................................  15
     2. TRI-LATERAL VENTURE CORPORATION .................................. 16
     3. SECURITIES SUBJECT TO............................................. 16
     4. OWNERSHIP OF SECURITIES OF TRI-LATERAL............................ 17
     5. TRADING IN SECURITIES OF TRI-LATERAL ............................. 17
     6. COMMITMENTS TO ACQUIRE SECURITIES OF TRI-LATERAL.................. 17
     7. TERMS AND CONDITIONS OF THE BID .................................. 18
     8. PAYMENT FOR DEPOSITED SECURITIES.................................. 19
     9. RIGHT TO WITHDRAW DEPOSITED SECURITIES............................ 20
    10. ARRANGEMENTS TO PAY FOR DEPOSITED SECURITIES...................... 21
    11. TRADING IN SECURITIES TO BE ACQUIRED ............................. 21
    12. ARRANGEMENTS WITH DIRECTORS AND OFFICERS OF TRI-LATERAL .......... 22
    13. MATERIAL CHANGES IN THE AFFAIRS OF TRI-LATERAL.................... 22
    14. VALUATION......................................................... 22
    15. NO SECURITIES TO BE EXCHANGED..................................... 22
    16. RIGHT OF APPRAISAL AND ACQUISITION................................ 22
    17. MARKET PURCHASES OF SECURITIES.................................... 23
    18. FUTURE MATERIAL CHANGES IN THE AFFAIRS OF TRI-LATERAL............. 23
    19. OTHER MATERIAL FACTS.............................................. 24
    20. JUDICIAL DEVELOPMENTS ............................................ 26
    21. STATUTORY RIGHTS OF RESCISSION.................................... 26
    22. APPROVAL OF THE TAKE-OVER BID CIRCULAR............................ 26
    23. SOLICITATION...................................................... 26
    24. CERTIFICATE....................................................... 26

                                     - 3 -
                                    SUMMARY

The following is a summary only and is qualified by the detailed provisions contained in the Offer. The information concerning Tri-Lateral has been taken from or based upon publicly available documents and records on file with Canadian regulatory authorities and other public sources or provided by certain directors or officers of Tri-Lateral. Although the Offerors have no knowledge that would indicate that any of the statements herein and taken from or based upon that information are untrue or incomplete, the Offerors do not assume responsibility for the accuracy of that information, or for any failure by Tri-Lateral to disclose publicly events or facts which may have occurred or which may affect the significance or accuracy of that information and which are unknown to the Offerors. Shareholders of Tri-Lateral are urged to read the Offer in its entirety. Certain terms used in this Summary are defined under "Definitions". All dollar references in the Offer and the Circular are references to Canadian dollars.

                                   The Offer

Upon the terms and subject to the conditions of the Offer, the Offerors are offering to purchase all of the issued and outstanding Tri-Lateral Shares. The consideration for the Tri-Lateral Shares will be $0.02 cash per share.

Time for Acceptance

The Offer is open for acceptance until 4:00 p.m. (Ontario time) on June 16, 2000 (the "Expiry Time") or such later time and date to which the Offer may be extended, unless withdrawn by the Offerors.

Lock-up Agreement

Pursuant to an agreement dated February 29, 2000, Patrick Ryan, on his own behalf and as agent for 14 Tri-Lateral Shareholders (the "Lock-up Agreement"), has agreed to deposit, on his own behalf and on behalf of the 14 Tri-Lateral Shareholders, under the Offer and, except as provided in the agreement, not to withdraw at least 3,001,195 Tri-Lateral Shares, representing approximately 89% of the Tri-Lateral Shares. Refer to "Commitments to Acquire Securities of Tri-Lateral" in section 6 of the Take-Over Bid Circular.

Conditions of the Offer

The obligation of the Offerors to take up and pay for Tri-Lateral Shares pursuant to the Offer is subject to certain conditions including, without limitation, obtaining not less than 51% of all the Tri-Lateral Shares being deposited under the Offer and not withdrawn. The Offerors reserve the right to withdraw the Offer and not take up and pay for any Tri-Lateral Shares deposited under the Offer unless the conditions described in Section 4 of the Offer "Conditions of the Offer", are satisfied or waived.

Tri-Lateral Venture Corporation

Tri-Lateral is a corporation incorporated pursuant to the laws of Ontario and is traded on the Canadian Dealing Network ("CDN").

                                     - 4 -
Purpose of the Offer

The purpose of the Offer is to enable the Offerors to acquire, directly or indirectly, a majority of the issued and outstanding shares of Tri-Lateral. The acquisition of the Tri-Lateral Shares is intended to change control over the management of Tri-Lateral.

Manner of Acceptance

A holder of Tri-Lateral Shares wishing to accept the Offer must deposit a properly completed and executed Letter of Acceptance, or manually signed facsimile thereof, together with certificates representing the Tri-Lateral Shares at the office of the Depositary at or prior to the Expiry Time. Refer to "Manner of Acceptance" in the Offer.

Payment for Deposited Securities

Subject to the terms and conditions of the Offer, the Offerors will take up and pay for the Tri-Lateral Shares validly deposited under the Offer and not with-drawn within the time period prescribed by applicable securities laws. Refer to "Payment for Deposited Securities" in the Offer.

Acquisition of Securities Not Deposited

The Offerors do NOT intend to acquire the Tri-Lateral Shares not tendered under this Offer pursuant to the compulsory acquisition provisions of the Ontario Business Corporations Act.

Canadian Federal Income Tax Considerations

There are certain Canadian federal income tax considerations applicable to a holder of Tri-Lateral Shares under the Offer. In addition to consulting their own tax advisors, holders of Tri-Lateral Shares are urged to read the informa-tion in the accompanying Take-Over Bid Circular under "Other Material Facts".

Depositary

Morton & Company is acting as Depositary under the Offer. The Depositary will receive deposits of certificates representing the Tri-Lateral Shares and accompanying Letter of Acceptance at the office specified in the Letter of Acceptance.

                                  DEFINITIONS

In the Offer and the Circular, unless the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below.

"CDN" means the Canadian Dealers Network.

"Depositary" means Morton & Company at the office specified in the Letter of Acceptance.

"Expiry Date" means June 16, 2000 or such later date or dates as may be fixed by the Offerors from time to time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer".

"Expiry Time" means 4:00 p.m. Ontario time on the Expiry Date.

"Letter of Acceptance" means the Letter of Acceptance and Transmittal Instructions in the form accompanying the Offer and Circular;

"Lock-up Agreement" means the agreement dated February 29, 2000 between the Offerors and Patrick Ryan pursuant to which Patrick Ryan agreed to tender, pursuant to the Offer, Tri-Lateral Shares directly or indirectly held or controlled by him and 14 other Tri-Lateral Shareholders on whose behalf he is acting as agent.

"OBCA" means the Ontario Business Corporations Act as amended and the rules and regulations thereto.

"Offer" means the offer by the Offerors to purchase the Tri-Lateral Shares, the terms and conditions of which are set forth herein.

"Offer Period" means the period commencing on the date hereof and ending at the Expiry Time.

"the Offerors" means Terry M. Amisano, Gregory C. Burnett, Alan G. Crawford, Kevin R. Hanson And Ruby Holdings

"Take-Over Bid Circular" means the take-over bid circular required under Canadian provincial securities legislation distributed to Tri-Lateral Shareholders in conjunction with the Offer.

"Tri-Lateral" means Tri-Lateral Venture Corporation, an Ontario corporation.

"Tri-Lateral Shares" means the issued and outstanding common shares and preferred shares of Tri- Lateral as constituted on the date hereof.

"Tri-Lateral Shareholders" means the legal and beneficial holders of the Tri-Lateral Shares.

                                      - 6 -
                                      OFFER

TO: THE HOLDERS OF COMMON SHARES AND PREFERRED SHARES OF TRILATERAL VENTURE
    CORPORATION

The information concerning Tri-Lateral contained in this Offer and the Take-Over Bid Circular has been taken from or based upon publicly available documents and records on file with Canadian regulatory authorities and other public sources or provided by certain directors or officers of Tri-Lateral. Although the Offerors have no knowledge that would indicate that any of the statements contained in this Offer or the Take-Over Bid Circular and taken from or based upon that information are untrue or incomplete, the Offerors do not assume responsibility for the accuracy of that information, or for any failure by Tri-Lateral to disclose publicly events or facts which may have occurred or which may affect the significance or accuracy of that information and which are unknown to the Offerors.

1. The Offer

The Offerors hereby offer to purchase, on and subject to the terms and conditions hereinafter specified, all of the issued and outstanding Tri-

All currency amounts expressed in this Offer are expressed in Canadian dollars.

The accompanying Take-Over Bid Circular and Letter of Acceptance are incorporated into and form part of the Offer and contain important information that should be read carefully before making a decision with respect to the Offer.

2. Time for Acceptance

The Offer is open for acceptance until 4:00 p.m.(Ontario time) on June 16, 2000, or until such later time and date or times and dates as may be fixed by the Offerors from time to time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer", or such other time at which the Offer is withdrawn by the Offerors.

3. Manner of Acceptance

Any of the Tri-Lateral Shareholders may tender their Tri-Lateral Shares pursuant to the Offer by delivering the following to the Depositary at their offices set out in the Letter of Acceptance, so as to arrive there not later than the Expiry
Time:
  a. the certificate or certificates representing any of the Tri-Lateral Shares in respect of which the Offer is being accepted;

  b. the Letter of Acceptance, or a manually signed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Acceptance;

  c. any other relevant documents required by the instructions set out in the Letter of Acceptance.

                                     - 7 -
The method of delivery of the Letter of Acceptance and all other required documents is at the option and risk of the person depositing the same. The Offerors recommend that such documents be delivered by hand to the Depositary or, if mailed, that registered mail with return receipt requested be used.

Tri-Lateral Shareholders whose Tri-Lateral Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Tri-Lateral Shares.

The acceptance of the Offer pursuant to the procedures set forth above will constitute an agreement between the depositing Tri-Lateral Shareholder and the Offerors in accordance with the terms and conditions of the Offer.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Tri-Lateral Shares deposited pursuant to the Offer will be determined by the Offerors in their sole discretion. Depositing holders of Tri-Lateral Shares agree that such determination shall be final and binding. The Offerors reserve the right to waive any defect or irregularity in the deposit of any Tri-Lateral Shares and to permit the Offer to be accepted in a manner other than set out above.

In all cases, payment of the Tri-Lateral Shares deposited and taken up by the Offerors will be made only after timely receipt of certificates representing the Tri-Lateral Shares together with a properly completed and duly executed Letter of Acceptance accompanying the Offer, or manually signed facsimile thereof, covering such Tri-Lateral Shares.

4. Conditions of the Offer

The Offerors reserve the right to withdraw, amend or terminate the Offer or not take up and pay for or to extend the Expiry Date and postpone taking up and paying for any Tri-Lateral Shares deposited under the Offer unless all of the following conditions have been satisfied or waived by the Offerors prior to the Expiry Time:

   a. not less than 51% of the Tri-Lateral Shares are validly deposited under the Offer and not withdrawn at the Expiry Time;

   b. all government or regulatory approvals which the Offerors, in their sole judgment, view as being necessary or desirable to enable the Offerors to acquire Tri-Lateral Shares deposited hereunder shall have been received by the Offerors on terms and conditions satisfactory to the Offerors;

   c. there shall not exist any prohibition at law against the Offerors making the Offer or taking up and paying for the Tri-Lateral Shares under the Offer;

   d. there shall not exist or have occurred (or, if there does exist or shall have previously occurred, there shall not have been disclosed, generally or to the Offerors in writing, prior to the commencement of the Offer) any change (or any condition, event or development involving a prospective change) in the business, operations, assets, capitalization, condition (financial or other-wise), results of operations, cash flows, prospects, properties, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Tri-Lateral which, in the sole judgment of the Offerors, is adverse or may reasonably be considered to be significant to a purchaser of Tri-Lateral Shares;

   e. there shall not have occurred, developed or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, or any law, regulation, action, government regula-tion, inquiry or other occurrence of any nature whatsoever which adversely affects, or may adversely affect, the financial markets in Canada or the United States, generally;

   f. the Offerors shall not have become aware of any untrue statement of material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings) in any document filed by or on behalf of Tri-Lateral with any securities commission or similar securities regulatory authority in any of the provinces of Canada, including without limitation any annual information form, financial statement, material change report or management proxy circular or in any document so filed or released by Tri-Lateral to the public;

   g. no action, suit or proceeding will have been threatened or taken before or by any domestic or foreign court, tribunal, governmental agency, stock exchange or other regulatory or administrative agency or commission or before or by any elected or appointed public official in any jurisdiction, and no law, regula-tion, policy or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated or applied:
      (i) to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offerors of the Tri-Lateral Shares or the right of the Offerors to own or exercise full rights of ownership of the Tri-Lateral Shares; or
     (ii) which, in the reasonable opinion of the Offerors, has had or might have a material adverse effect on Tri-Lateral;

   h. there will not have occurred, in the opinion of the Offerors, any adverse material change (or any condition, event or development involving a prospective adverse material change) in the business, assets, capitalization, financial condition, licenses, permits, rights or privileges, whether contractual or otherwise, of Tri-Lateral, and without limiting the generality of the foregoing, between June 16, 2000 and the time that the Tri-Lateral Shares are taken up and paid for, Tri-Lateral shall not have:
      (i) altered any of the provisions of its constating documents;
     (ii) resolved to reduce or repurchase any of its share capital in any way;
    (iii) transferred, sold, assigned or otherwise disposed of, or made any allotment or issuance of, or issued or granted any option or right to subscribe for, any of its shares, or agreed to do any of the foregoing;
     (iv) issued or agreed to issue securities convertible into shares in its capital;
      (v) purchased, sold or transferred, or agreed to purchase, sell or transfer, or entered into any negotiations for the purchase, sale or transfer of, any material assets;
     (vi) mortgaged or charged, or agreed to mortgage or charge any of its assets;
    (vii) appointed a liquidator, receiver or trustee in bankruptcy, whether for itself or in relation to its assets;
   (viii) resolved to wind up or dissolve;

                                     - 9 -
     (ix) declared or paid any dividends or made any payment or distribution to its shareholders other than in the ordinary course of its business;
      (x) caused any change in its senior management;
     (xi) made, or agreed to make, any material capital expenditure; or
    (xii) made any other material change in its present business, assets, affairs, capitalization, dividend policy or financial condition; and

   i. at the Expiry Time or the time at which the Tri-Lateral Shares are taken-up by the Offerors there shall be no order, ruling, judgement or decree in effect which would enjoin or prohibit the take-over bid.

The foregoing conditions are for the sole benefit of the Offerors and may be waived by it in whole or in part at any time. Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other commun-ication confirmed in writing by the Offerors to that effect to the Depositary. If the Offer is withdrawn, the Offerors shall not be obligated to take up or pay for any Tri-Lateral Shares deposited under the Offer and the Depositary will promptly return all deposited certificates, Letter of Acceptance and related documents to the parties by whom they were deposited.

5. Extension and Variation of the Offer

The Offer is open for acceptance until, but not after, the Expiry Time.

The Offerors reserve the right, in its sole discretion, at any time and from time to time during the Offer Period (or otherwise permitted by applicable law), to extend the Expiry Time or to vary the Offer by giving written notice or other communication confirmed in writing of such extension or variation by providing as soon as practicable thereafter a copy of such notice to all holders of Tri-Lateral Shares whose Tri-Lateral Shares have not been taken up prior to the extension or variation.

Notwithstanding the foregoing, the Offer may not be extended by the Offerors if all of the terms and conditions of the Offer, except those waived by the Offerors, have been fulfilled or complied with unless the Offerors first take up and pay for all Tri-Lateral Shares deposited under the Offer and which are not withdrawn.

Where the terms of the Offer are varied, the Offer shall not expire before ten
(10) days after the notice of variation in respect of such change has been given to the shareholders of Tri-Lateral unless otherwise permitted by applicable law.

During any such extension or if there is a variation, all Tri-Lateral Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offerors in accordance with the terms hereof, subject to Section 7 of the Offer, "Withdrawal of Deposited Securities". An extension of the Expiry Time or a variation of the Offer does not constitute a waiver by the Offerors of its rights under Section 4 of the Offer, "Conditions of the Offer".

If the consideration being offered for the Tri-lateral Shares under the Offer is increased, the increased amount will be paid to all depositing Tri-Lateral Shareholders whose Tri-Lateral Shares are taken up under the Offer, without regard to when such Tri-Lateral Shares are taken up by the Offer.

                                     - 10 -
6. Payment for Deposited Securities

If all the conditions referred to in Section 4 of the Offer "Conditions of the Offer", are satisfied or waived at the Expiry Time, the Offerors will be obligated to take up all Tri-Lateral Shares validly deposited and not withdrawn under the Offer not later than ten (10) days after the Expiry Time and to pay for the Tri-Lateral Shares taken up as soon as possible, but in any event not later than three (3) days after taking up the Tri-Lateral Shares. In accordance with applicable law, the Offerors will take up and pay for Tri-Lateral Shares, deposited under the Offer after the date on which they first take up Tri-Lateral Shares deposited under the Offer, within ten (10) days of the deposit of such securities.

In addition, from the Expiry Time, if all of the terms and conditions attached to the Offer have been fulfilled or waived, the Offerors shall be entitled to take up and pay for the Tri-Lateral Shares deposited under the Offer and not withdrawn, subject however, to the withdrawal rights in respect of such Tri-Lateral Shares set forth in Section 7 of the Offer, "Withdrawal of Deposited Securities".

The Offerors will pay for Tri-Lateral Shares validly deposited pursuant to the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Tri-Lateral Shareholders. Under no circumstances will interest accrue or be paid by the Offerors on the purchase price of Tri-Lateral Shares purchased by the Offerors, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Tri-Lateral Shares in acceptance of the Offer for the purposes of receiving payment from the Offerors and transmitting payment to such persons. Receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Tri-Lateral Shares. The Depositary will forward cheques by first class mail, postage prepaid, to persons depositing Shares at the address specified in the Letter of Acceptance unless the depositing Tri-Lateral Shareholder instructs the Depositary in the Letter of Acceptance to hold the cheque for pick-up. If no address is therein specified, a cheque payable in respect of Tri-Lateral Shares will be forwarded to the address of the holder as shown on the share register of Tri-Lateral.

If for any reason any deposited Tri-Lateral Shares are not purchased pursuant to the Offer, certificates representing the unpurchased Tri-Lateral Shares and the Letter of Acceptance will be returned, without expense to the depositing Tri-Lateral Shareholders as soon as practicable following the Expiry Time or withdrawal and early termination of the Offer. Unless the person who deposits the Tri-Lateral Shares instructs the Depositary to hold the share certificate(s) and the Letter of Acceptance for pick-up by checking the appropriate box in the Letter of Acceptance, the share certificate(s) will be forwarded by first class mail to the persons at the address specified in the Letter of Acceptance. If no address is specified in the Letter of Acceptance, the share certificate(s) and the Letter of Acceptance will be forwarded to the address of the holder as shown on the share register or shareholder list.

                                       - 11 -
7. Withdrawal of Deposited Securities

All deposits of Tri-Lateral Shares pursuant to the Offer are irrevocable. Provided, however, that the Tri-Lateral Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Tri-Lateral
Shareholder:

  a. at any time prior to the Expiry Time, except that any shares taken-up by the Offerors after 21 days from the date of the Offer cannot be withdrawn;

  b. if there is a variation in the terms of this Offer, at any time prior to the expiration of 10 days from the date of the notice of the variation unless:
    (ii) the Tri-Lateral Shares have been taken up by the Offerors at the date of the notice of the variation;
   (iii) the variation consists solely of an increase in price and the Offer Period is not extended for more than ten (10) days after the notice of the variation has been delivered; or
    (iv) the variation consists solely of the waiver of a condition of the Offer; or

  c. where the Tri-Lateral Shares have not been taken up and paid for by the Offerors, after 45 days from the date of the Offer.

Any withdrawal must be made by giving notice in writing and must be actually received by the Depositary by facsimile transmission, mail or hand delivery to the Depositary within the period permitted for withdrawal. Any such notice of withdrawal must (i) be signed by or on behalf of the person who signed the Letter of Acceptance that accompanied the Tri-Lateral Shares to be withdrawn; and (ii) specify such person's name and the number of Tri-Lateral Shares, as the case may be, to be withdrawn. The withdrawal shall take effect upon receipt of the written notice by the Depositary.

All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by the Offerors in their sole discretion and such determination shall be final and binding. There shall be no duty or obligation on the Offerors, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notice.

In addition to the foregoing rights of withdrawal, holders of Tri-Lateral Shares in certain provinces of Canada may be entitled to statutory rights of rescission in certain circumstances. See Section 21, "Statutory Rights of Rescission" in this Take-Over Bid Circular.

8. Return of Deposited Securities

As soon as practicable, following any withdrawal of Tri-Lateral Shares by a depositing holder thereof, the Expiry Time or the withdrawal or termination of the Offer, any deposited Tri-Lateral Shares not taken up and paid for by the Offerors for any reason will be returned at the Offerors' expense by returning the deposited certificates (and other relevant documents) by first class mail in the name of and to the address specified by the holder of Tri-Lateral Shares in the Letter of Acceptance. If such name or address is not so specified, the deposited share certificates will be returned to such name and to such address as shown on the registers maintained by Tri-Lateral.

                                     - 12 -
9. Mail Service Interruption

Notwithstanding the provisions of the Offer, the Take-Over Bid Circular or the Letter of Acceptance, payments for Tri-Lateral Shares purchased pursuant to the Offer and certificates representing Tri-Lateral Shares to be returned will not be mailed if the Offerors determine that delivery thereof by mail may be delayed. Persons entitled to cheques or certificates that are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary until such time as the Offerors have determined that delivery by mail will no longer be delayed. The Offerors shall provide notice of any such determination not to mail as soon as reasonably practicable after the making of such determination and in accordance with Section 10 of the Offer, "Notice and Delivery". Notwith-standing Section 6 of the Offer, "Payment for Deposited Securities", cheques or share certificates not mailed for the foregoing reason will conclusively be deemed to have been delivered on the first day upon which they are available for delivery to the depositing Tri-Lateral Shareholder at the office of the Depositary.

10. Notice and Delivery

Without limiting any other lawful means of giving notice, any notice the Offerors or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered holders of Tri-Lateral Shares at their addresses as shown on the registers maintained by Tri-Lateral and will be deemed to have been received on the first day following the date of mailing which is not a Saturday, Sunday or statutory holiday. These provisions apply notwithstanding any acci-dental omission to give notice to any one or more holders of Tri-Lateral Shares and notwithstanding any interruption of postal service in Canada or elsewhere following mailing. In the event of any interruption of postal service following mailing, the Offerors intend to make reasonable efforts to disseminate the notice by other means, such as publication. If post offices in Canada or else-where are not open for the deposit of mail or there is reason to believe there is or could be a disruption in all or part of the postal service, any notice which the Offerors or the Depositary may give or cause to be given under the Offer, will be deemed to have been properly given and to have been received by holders of Tri-Lateral Shares if it is published once in the national edition of The Globe & Mail.

Wherever the Offer calls for documents to be delivered to the Depositary such documents will not be considered delivered unless and until they have been physically received at the address of the Depositary set out in the Letter of Acceptance.

11. Acquisition of Shares Not Deposited

Section 188 of the OBCA permits an offeror to acquire the shares not tendered to an offer for all of the shares of a particular class of shares of a corporation if, within 120 days after the date of the offer, the offer is accepted by the holders of not less than 90% of the shares to which the offer relates, other than shares held at the date of the offer by or on behalf of the offeror or its affiliates or associates (as such terms are defined in the OBCA). The Offerors will not exercise this right even if the Offerors take up and pay for Tri-Lateral Shares validly tendered to the Offer and as a result acquire a sufficient number of the Shares to avail itself of this right of acquisition.

                                    - 13 -
12. Depositary

Morton & Company has agreed to act as Depositary for the receipt of certificates in respect of Tri-Lateral Shares, related Letter of Acceptance deposited under the Offer and for the payment of Tri-Lateral Shares purchased by the Offerors pursuant to the Offer. The Depositary will receive compensation from the for certain out-of-pocket expenses.

13. Other Terms of the Offer

The Offer and all contracts resulting from the acceptance hereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to thejurisdiction of the courts of the Province of Ontario and the courts of appeal therefrom.

The provisions of the Take-Over Bid Circular, Definitions and Letter of Acceptance accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer.

The Offerors shall, in their sole discretion, be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, Take-Over Bid Circular and the Letter of Acceptance, the validity of any acceptance of the Offer, the validity of any withdrawals of the Tri-Lateral Shares including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of Tri-Lateral Shares or notice of withdrawal of Tri-Lateral Shares and the due completion and execution of the Letter of Acceptance. The Offerors reserve the right to waive any defect in acceptance with respect to any particular Tri-Lateral Shares or any particular holder of Tri-Lateral Shares. There shall be no obligation on the Offerors, the Depositary or any other person to give notice of any defects or irregularities in acceptance and no liabilities shall be incurred by any of them for failure to give any such notification.

No broker, dealer or other person has been authorized to give any information or make any representation on behalf of the Offerors not contained herein or in the accompanying Take-Over Bid Circular, and, if given or made, such information or representation must not be relied upon as having been authorized.

The Offer is not being made to, nor will deposits be accepted from or on behalf of holders of Tri-Lateral Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdic-tion. However, the Offerors may, in their sole discretion, take such action as it may deem necessary to extend the Offer to holders of Tri-Lateral Shares in any such jurisdiction.

The accompanying Take-Over Bid Circular constitutes the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer.

Dated this 26th day of May, 2000.



"Gregory Burnett"                          "Terry Amisano"
-------------------                        ------------------
GREGORY C. BURNETT                         TERRY M. AMISANO




"Kevin Hanson"                              "Alan Crawford"
___________________                         _________________
KEVIN R. HANSON                             ALAN G. CRAWFORD




RUBY HOLDINGS

"Catherine Bruce"
---------------------------------------------------------
By: Bruce Directors Ltd., sole director of Ruby Holdings
    (by Bruce Directors Ltd.'s signatory, its sole director
     Catherine Bruce)

                             TAKE-OVER BID CIRCULAR

This Take-Over Bid Circular forms part of the accompanying Offer dated May 26, 2000 made by the Offerors to purchase all of the issued and outstanding Tri-Lateral Shares. The terms and conditions of the Offer, including the price of the Offer, are set out in the Offer, which are incorporated into the Take-Over Bid Circular by reference and form part of the Take-Over Bid Circular. All the terms that are defined in the definition section of the Offer have the same meaning in this Take-Over Bid Circular as defined in that definition section. Tri-Lateral Shareholders are referred to the accompanying Offer for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights.

The information concerning Tri-Lateral contained in the Offer and this Take-Over Bid Circular has been taken from or based upon publicly available documents and records on file with Canadian regulatory authorities and other public sources or provided by certain directors or officers of Tri-Lateral. Although the Offerors have no knowledge that would indicate that any of the statements contained in the Offer or this Take-Over Bid Circular and taken from or based upon that information are untrue or incomplete, the Offerors do not assume responsibility for the accuracy of that information, or for any failure by Tri-Lateral to disclose publicly events or facts which may have occurred or which may affect the significance or accuracy of that information and which are unknown to the Offerors.

1. The Offerors

   The names of the Offerors are as follows:
   Terry M. Amisano
   Gregory C. Burnett
   Alan G. Crawford
   Kevin R. Hanson
   Ruby Holdings

A short biography of each of the purchasers follows:

Terry M. Amisano
Mr. Amisano has been a Chartered Accountant since 1985 and co-founded Amisano Hanson, Chartered Accountants in 1991. From 1987 to 1990, Mr. Amisano was a sole proprietor in a public accounting practice. From 1984 to 1986 Mr. Amisano was the Controller for M.E. Pritchard Associates Ltd., a privately owned company. Mr. Amisano served as an auditor for Revenue Canada Taxation in 1983. Mr. Amisano also served as a director of Pender Capital Corp., an Alberta Stock Exchange company from 1993 to 1995.

Gregory C. Burnett
Mr. Burnett is the President of Carob Management Ltd., a private management consulting company. Mr. Burnett is also President of Orko Gold Corporation, a junior gold exploration company listed on the Canadian Venture Exchange and the Secretary of Commercial Consolidations Corp., an international trading company listed on the Canadian Venture Exchange. In addition, Mr. Burnett serves on the board of and is a consultant to the following public companies: Pender Capital Corporation, Calldirect Capital Corporation, Camflo Resources Ltd., Starfire Technologies International Inc., all listed on the Canadian Venture Exchange and East Asia Gold Corporation, which is listed on the Canadian Dealing Network.

Mr. Burnett obtained a Master of Business Administration degree (1986) and a Bachelor of Applied Sciences Degree in Civil Engineering (1984) from the University of British Columbia.

Alan G. Crawford
Mr. Crawford is the founder of the TECHVEN FINANCE GROUP OF COMPANIES, doing business in Vancouver, Canada and Edinburgh, Scotland since 1991. Mr. Crawford's public company experience includes the formation, financing and management of companies on the TSE, CDNX, NASDAQ, German markets and the London Stock Exchange. Related experience includes corporate finance strategy, mergers and acquisitions, investor relations and business planning. Mr. Crawford was previously a Corporate Finance Partner and Registered Representative in Canaccord Capital Corp., 24th Floor Group and NESBITT BURNS, where he was involved in the structure, syndication and financing of public and private companies. Mr. Crawford has a Master of Business Administration (MBA), Honors, 1993 from the UNIVERSITY OF EDINBURGH where he majored in technology finance and marketing, as well as a Chartered Financial Planning (CFP), Honors Accreditation
(1987).

Kevin R. Hanson
Mr. Hanson has been a Chartered Accountant since 1983 and co-founded Amisano Hanson, Chartered Accountants in 1991. From 1987 to 1990, Mr. Hanson served as the Controller of several resource companies listed on various stock exchanges including the Vancouver, Toronto and NASDAQ stock exchanges. In addition, during this period Mr. Hanson served as Controller of Clark Consulting Services Inc., a management company that provided management services to the aforementioned resource companies. From 1980 to 1987, Mr. Hanson was employed with the account-ing firm of Wolrige Mahon & Co., Vancouver, as an Audit Supervisor. Mr. Hanson also served as a director of Pender Capital Corp., an Alberta Stock Exchange listed company, from 1993 to 1995.

Ruby Holdings
Ruby Holdings is an investment corporation incorporated pursuant to the laws of Turks & Caicos with a registered office located at Design House - Leeward High P.O. Box 150, Providenciales, Turks & Caicos Islands, British West Indies. The controlling shareholder of Ruby Holdings is The Summit Foundation.

2. Tri-Lateral Venture Corporation
The name of the offeree issuer is Tri-Lateral Venture Corporation. Tri-Lateral was incorporated under the Business Corporations Act (Ontario) on April 24, 1967. Tri-Lateral does not currently have an active business.

3. Securities Subject to Bid

It is the Offerors' understanding that the authorized capital of Tri-Lateral consists of an unlimited number common shares, of which 3,372,874 common shares are issued and outstanding as at May 26, 2000 and of an unlimited number of preferred shares, of which 10,000 preferred shares are issued and outstanding as at May 26, 2000.

It is the Offerors' understanding from the 1999 audited financial statements for Tri-Lateral and from discussions with Tri-Lateral's board of directors that there are no outstanding options to purchase common shares nor are there out-standing options to purchase preferred shares of the capital of Tri-Lateral. It is the Offerors' understanding that there are no other classes of securities of Tri-Lateral and no other options.

All of the Tri-Lateral Shares are the subject of the Offer.

4. Ownership of Securities of Tri-Lateral

None of the Offerors nor any director, officer or associate of the Offerors, or any person acting jointly or in concert with the Offerors beneficially own or directly or indirectly exercise control or direction over any securities of Tri-Lateral.

5. Trading in Securities of Tri-Lateral

To the knowledge of the Offerors after reasonably inquiry, there have been no securities of Tri-Lateral traded by the Offerors, any director or officer of the Offerors, any associate of a director or officer of the Offerors, or any person acting jointly or in concert with the Offerors during the six (6) months preceding the date of the Offer and this Take-Over Bid Circular.

6. Commitments to Acquire Securities of Tri-Lateral

Pursuant to a Lock-up Agreement dated February 29, 2000, Patrick Ryan, on his own behalf and as agent for 14 Tri-Lateral Shareholders, has agreed to deposit, on his own behalf and on behalf of the 14 Tri-Lateral Shareholders, under the Offer and, except as provided in the agreement, not to withdraw at least 3,001,195 Tri-Lateral Shares, representing approximately 89% of the Tri-Lateral Shares. The Lock-up Agreement assigns the voting rights for the deposited shares to the Offerors.

Mr. Ryan is acting as agent with respect to the following Tri-Lateral
Shareholders:

            Name                             Number of Tri-Lateral Shares
            --------------------------------------------------------------
            1116520 Ontario Inc.                          329,430
            Albert A. Golusin                               7,817
            Cameron Hair                                  239,654
            Duke Investments                              264,572
            Golden Spike Financial Services Corp.         254,866
            Herbert H. Quinn                              259,623
            James Doyle                                   261,623
            Jean Bodganovich                              259,623
            Maria Newman                                   65,500
            Megan Cozens                                  259,623
            Ol'Bud Financial Services Corporation, Inc.   321,745
            Patrick Ryan                                  393,847
            Raymond D. Little                              75,005
            Shamrock Financial Services Inc.                3,400
            Venita Renae (Koch)                             4,867
            ------------------------------------------------------
            Total                                       3,001,195

Also pursuant to the Lock-up Agreement, Patrick Ryan, as agent for certain creditors of Tri-Lateral, has agreed to assign certain debts owing from Tri-Lateral to the creditors to the Offerors for consideration of $71,000. The names of the creditors and the amount of debt to be assigned are as follows:

             Name                                         Amount of Debt
             --------------------------------------------------------------
             1116520 Ontario Ltd.                           $5,600.00
             Ol'Bud Financial Services Corporation, Inc.   $48,800.00
             Patrick Ryan                                  $10,000.00
             Ray Little                                     $6,600.00
             --------------------------------------------------------------
             Total                                         $71,000.00

7. Terms and Conditions of the Bid

The terms and conditions of the bid are as set out in the Offer, which are hereby incorporated into and form part of this Take-Over Bid Circular. As set out in Section 4 of the Offer, "Conditions of the Offer", the Offer is conditional on the following conditions:
   a. not less than 51% of the Tri-Lateral Shares are validly deposited under the Offer and not withdrawn at the Expiry Time;

   b. all government or regulatory approvals which the Offerors, in their sole judgment, view as being necessary or desirable to enable the Offerors to acquire Tri-Lateral Shares deposited hereunder shall have been received by the Offerors on terms and conditions satisfactory to the Offerors;

   c. there shall not exist any prohibition at law against the Offerors making the Offer or taking up and paying for the Tri-Lateral Shares under the Offer or completing a Compulsory Acquisition or any Subsequent Acquisition Transaction;
   d. there shall not exist or have occurred (or, if there does exist or shall have previously occurred, there shall not have been disclosed, generally or to the Offerors in writing, prior to the commencement of the Offer) any change (or any condition, event or development involving a prospective change) in the business, operations, assets, capitalization, condition
     (financial or otherwise), results of operations, cash flows, prospects, properties, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Tri-Lateral which, in the sole judgment of the Offerors, is adverse or may reasonably be considered to be significant to a purchaser of Tri-Lateral Shares;

   e. there shall not have occurred, developed or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, or any law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever which adversely affects, or may adversely affect, the financial markets in Canada or the United States, generally;

   f. the Offerors shall not have become aware of any untrue statement of material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all

                                     - 19 -
      matters covered in earlier filings) in any document filed by or on behalf of Tri-Lateral with any securities commission or similar securities regulatory authority in any of the provinces of Canada, including without limitation any annual information form, financial statement, material change report or management proxy circular or in any document so filed or released by Tri-Lateral to the public;

   g. no action, suit or proceeding will have been threatened or taken before or by any domestic or foreign court, tribunal, governmental agency, stock exchange or other regulatory or administrative agency or commission or before or by any elected or appointed public official in any jurisdiction, and no law, regulation, policy or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated or applied:

      (i) to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offerors of the Tri-Lateral Shares or the right of the Offerors to own or exercise full rights of ownership of the Tri-Lateral Shares; or
     (ii) which, in the reasonable opinion of the Offerors, has had or might have a material adverse effect on Tri-Lateral;
   h. there will not have occurred, in the opinion of the Offerors, any adverse material change (or any condition, event or development involving a pros-pective adverse material change) in the business, assets, capitalization, financial condition, licenses, permits, rights or privileges, whether contractual or otherwise, of Tri-Lateral, and without limiting the generality of the foregoing, between June 16, 2000 and the time that Tri-Lateral's are taken up and paid for, Tri-Lateral shall not have:

      (i) altered any of the provisions of its constating documents;
     (ii) resolved to reduce or repurchase any of its share capital in any way;
    (iii) transferred, sold, assigned or otherwise disposed of, or made any allotment or issuance of, or issued or granted any option or right to subscribe for, any of its shares, or agreed to do any of the foregoing;
     (iv) issued or agreed to issue securities convertible into shares in its capital;
      (v) purchased, sold or transferred, or agreed to purchase, sell or transfer, or entered into any negotiations for the purchase, sale or transfer of, any material assets;
     (vi) mortgaged or charged, or agreed to mortgage or charge any of its assets;
    (vii) appointed a liquidator, receiver or trustee in bankruptcy, whether for itself or in relation to its assets;
   (viii) resolved to wind up or dissolve;
     (ix) declared or paid any dividends or made any payment or distribution to its shareholders other than in the ordinary course of its business;
      (x) caused any change in its senior management;
     (xi) made, or agreed to make, any material capital expenditure; or
    (xii) made any other material change in its present business, assets, affairs, capitalization, dividend policy or financial condition; and

   i. at the Expiry Time or the time at which the Tri-Lateral Shares are taken-up by the Offerors there shall be no order, ruling, judgement or decree in effect which would enjoin or prohibit the take-over bid.

8. Payment for Deposited Securities

As set out in Section 6 of the Offer, "Payment for Deposited Securities", if all the terms and conditions of the Offer, are satisfied or waived at the Expiry Time, the Offerors will be obligated to take up all Tri-Lateral Shares validly deposited and not withdrawn under the Offer not later than ten (10) days after the Expiry Time and to pay for the Tri-Lateral Shares taken up as soon as possible, but in any event not later than three (3) days after taking up the Tri-Lateral Shares. In accordance with applicable law, the Offerors will take up and pay for Tri-Lateral Shares, deposited under the Offer after the date on which they first take up Tri-Lateral Shares deposited under the Offer, within ten (10) days of the deposit of such securities.

In addition, from the Expiry Time, if all of the terms and conditions attached to the Offer have been fulfilled or waived, the Offerors shall be entitled to take up and pay for the Tri-Lateral Shares deposited under the Offer and not withdrawn, subject however, to the withdrawal rights in respect of such Tri-Lateral Shares set forth in Section 7 of the Offer, "Withdrawal of Deposited Securities".

The Offerors will pay for Tri-Lateral Shares validly deposited pursuant to the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Tri-Lateral Shareholders. Under no circumstances will interest accrue or be paid by the Offerors on the purchase price of Tri-Lateral Shares purchased by the Offerors, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Tri-Lateral Shares in acceptance of the Offer for the purposes of receiving p1ayment from the Offerors and transmitting payment to such persons. Receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Tri-Lateral Shares. The Depositary will forward cheques by first class mail, postage prepaid, to persons depositing Tri-Lateral Shares at the address specified in the Letter of Acceptance unless the depositing Tri-Lateral Shareholder instructs the Depositary in the Letter of Acceptance to hold the cheque for pick-up. If no address is therein specified, a cheque payable in respect of Tri-Lateral Shares will be forwarded to the address of the holder as shown on the share register of Tri-Lateral.

If for any reason any deposited Tri-Lateral Shares are not purchased pursuant to the Offer, certificates representing the unpurchased Tri-Lateral Shares and the Letter of Acceptance will be returned, without expense to the depositing Tri-Lateral Shareholders as soon as practicable following the Expiry Time or with-drawal and early termination of the Offer. Unless the person who deposits the Tri-Lateral Shares instructs the Depositary to hold the share certificate(s) and the Letter of Acceptance for pick-up by checking the appropriate box in the Letter of Acceptance, the share certificate(s) will be forwarded by first class mail to the persons at the address specified in the Letter of Acceptance. If no address is specified in the Letter of Acceptance, the share certificate(s) and the Letter of Acceptance will be forwarded to the address of the holder as shown on the share register or shareholder list.

9. Right to Withdraw Deposited Securities

As stated in Section 7 of the Offer, "Withdrawal of Deposited Securities", except as otherwise stated in that section all deposits of Tri-Lateral Shares pursuant to the Offer are irrevocable. However, any Tri-Lateral Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Tri-Lateral Shareholder:

   c. at any time prior to the Expiry Time, except that any shares taken-up by the Offerors after 21 days from the date of the Offer cannot be withdrawn;

   d. if there is a variation in the terms of this Offer, at any time prior to the expiration of 10 days from the date of the notice of the variation unless:

      (v) the Tri-Lateral Shares have been taken up by the Offerors at the date of the notice of the variation;
     (vi) the variation consists solely of an increase in price and the Offer Period is not extended for more than ten (10) days after the notice of the variation has been delivered; or
    (vii) the variation consists solely of the waiver of a condition of the Offer; or

   e. where the Tri-Lateral Shares have not been taken up and paid for by the Offerors, after 45 days from the date of the Offer.
 Any withdrawal must be made by giving notice in writing and must be actually received by the Depositary by facsimile transmission, mail or hand delivery to the Depositary within the period permitted for withdrawal. Any such notice of withdrawal must (i) be signed by or on behalf of the person who signed the Letter of Acceptance that accompanied the Tri-Lateral Shares to be withdrawn; and (ii) specify such person's name and the number of Tri-Lateral Shares, as the case may be, to be withdrawn. The withdrawal shall take effect upon receipt of the written notice by the Depositary.

All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by the Offerors in their sole discretion and such determination shall be final and binding. There shall be no duty or obligation on the Offerors, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notice.

In addition to the foregoing rights of withdrawal, holders of Tri-Lateral Shares in certain provinces of Canada may be entitled to statutory rights of rescission in certain circumstances. See Section 21, "Statutory Rights of Rescission" in this Take-Over Bid Circular.

10. Arrangements to Pay for Deposited Securities

The source of funds to be used for payment of Tri-Lateral Shares deposited under this Offer is the existing cash resources of the Offerors.

11. Trading in Securities to be Acquired

The principal market for the Tri-Lateral Shares is the Canadian Dealing Network. The Offerors do not plan to delist the Tri-Lateral Shares from the Canadian Dealing Network. The Canadian Dealing Network is in the process of merging with the Canadian Venture Exchange. Once this merger is complete the Offerors plan is to seek to qualify the Tri-Lateral Shares for listing on the Canadian Venture Exchange.

There have been no trades of the Tri-Lateral Shares in the six (6) month period preceding the date of the Offer and Take-Over Bid Circular. The last trade in the Tri-Lateral Shares was on November 19, 1999. A summary of the trades made on November 19, 1999 is as follows:

          Date                 High          Low        Close      Volume
         ----------------------------------------------------------------
          November 19, 1999   $0.05         $0.03      $0.05       6,100

As of the time of printing of the Offer and this Take-Over Bid Circular, the Offer had not yet been announced to the public.

12. Arrangements with Directors and Officers of Tri-Lateral

Other than the Lock-up Agreement, there are no arrangements, agreements, commitments or understandings made or proposed to be made between the Offerors and any of the directors or officers of Tri-Lateral. The Offer is conditional upon, among other things, all of the current directors and officers of Tri-Lateral resigning as directors and officers of Tri-Lateral and releasing Tri-Lateral from any claims they may have against Tri-Lateral.

13. Material Changes in the Affairs of Tri-Lateral

The Offerors have no knowledge of any information that indicates any material change in the affairs of Tri-Lateral since December 31, 1999, the date of the last published annual financial statements of Tri-Lateral.

14. Valuation

As the Offerors are not required, either pursuant to a legal requirement or otherwise, to provide a valuation in connection with the Offer, the Offerors have not commissioned any third party appraisals or valuations of the Tri-Lateral Shares in preparation of the Offer. Accordingly, there is no summary of any such valuation included in this Take-Over Bid Circular. There are no copies of any such valuation available for inspection or sending to any Tri-Lateral Shareholder.

15. No Securities to be Exchanged

The entire consideration for the Tri-Lateral Shares is to be paid in cash. No securities of the Offerors or any other issuer form any part of the consideration for the Tri-Lateral Shares.

16. Right of Appraisal and Acquisition

The Offerors do NOT intend to elect to acquire the remainder of the Tri-Lateral Shares if 90% or more of the outstanding Tri-Lateral Shares are deposited pursuant to this Offer. A summary of the right of acquisition, provided for information purposes only, follows.

If, within 120 days after the date hereof, the Offer has been accepted by holders of not less than 90% of the Tri-Lateral Shares (on a fully-diluted basis), other than Tri-Lateral Shares owned, directly or indirectly, on the date hereof by or on behalf of the Offerors or an affiliate or associate of the Offerors, and the Offerors acquire the deposited Tri-Lateral Shares, the Offerors may elect to acquire the remainder of the Tri-Lateral Shares on the same terms as such Tri-Lateral Shares were acquired under the Offer pursuant to the provisions of section 188 of the OBCA (a "Compulsory Acquisition"). In determining whether or not 90% of the outstanding Tri-Lateral Shares have been tendered, any Tri-Lateral Shares acquired by the Offerors during the course of the Offer are not included in the number of Tri-Lateral Shares tendered.

To exercise such statutory right, the Offerors must give notice (the "Offerors' Notice") to each holder of Tri-Lateral Shares who did not accept the Offer (in each case, a "Dissenting Offeree") and to the Director under the OBCA of such proposed acquisition on or before the earlier of 60 days from the Expiry Time and 180 days from the date of the Offer. Within 20 days of giving the Offerors' Notice, the Offerors must pay or transfer to Tri-Lateral the consideration the Offerors would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. In accordance with section 188 of the OBCA, within 20 days after receipt of the Offerors' Notice, each Dissenting Offeree must send the certificates representing the Tri-Lateral Shares held by such Dissenting Offeree to Tri-Lateral, and must elect either to transfer such Tri-Lateral Shares to the Offerors on the terms of the Offer or to demand payment of the fair value of such Tri-Lateral Shares held by such holder by so notifying the Offerors. If a Dissenting Offeree has elected to demand payment of the fair value of such Tri-Lateral Shares, the Offerors may apply to a court having jurisdiction to hear such application to fix the fair value of such Tri-Lateral Shares of that Dissenting Offeree. If the Offerors fail to apply to such court within 20 days after it makes the payment to Tri-Lateral referred to above, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value of such Tri-Lateral Shares. If there is no such application by the Dissenting Offeree within such period, the Dissenting Offeree will be deemed to have elected to transfer such Tri-Lateral Shares to the Offerors on the same terms as the Offer. Any judicial determination of the fair value of the Tri-Lateral Shares could be more or less than the amount paid pursuant to the Offer.

The foregoing is a summary only. Reference is made to section 188 of the OBCA for the text of the relevant statutory provisions. Strict adherence to notice and timing provisions of section 188 of the OBCA may be required, failing which rights may be lost or altered. Shareholders wishing to be better informed about these provisions should consult their legal advisors.

17. Market Purchases of Securities

The Offerors do not intend to purchase any Tri-Lateral Shares in the market.

18. Future Material Changes in the Affairs of Tri-Lateral

Currently Tri-Lateral does not carry on any business nor has it identified a prospective asset or business for acquisition. If this Take-Over Bid is successful and the Offerors gain control of Tri-Lateral, then the Offerors plan to have Tri-Lateral identify and evaluate assets or businesses for potential acquisition. Once a suitable asset or business is identified and evaluated, Tri-Lateral will negotiate the terms under which such property or business may be acquired or participated in by Tri-Lateral or jointly with others.

Once Tri-Lateral has negotiated the terms upon which a target asset or business may be acquired or participated in, it will use cash, secured or unsecured debt, the issuance of treasury shares or a combination of the foregoing to finance its acquisition of or participation in the assets or business. Where acquisitions or participation are financed by the issuance of shares from treasury, control of Tri-Lateral may change and investors may suffer dilution to their investment.

Tri-Lateral's acquisition of, or participation in, an asset or business may arise in numerous ways and the Offerors have not placed geographical restrict-ions on such acquisitions or participation. The Offerors have no established pre-determined criteria for such acquisitions or participation, other than sound business fundamentals. Such fundamentals include, but are not limited to:

   (a) the ratio of risk to reward;
   (b) the cost effectiveness of the acquisition or participation;
   (c) the length of the payout period; and
   (d) the rate of return.

19. Other Material Facts

Release of Tri-Lateral

A Tri-Lateral Shareholder who accepts the Offer by completing, signing and depositing the Letter of Acceptance and Transmittal will be releasing, remising and forever discharging Tri-Lateral of and from:
   (a) all manner of actions, causes of action, proceedings, suits, debts, dues, sums of money (including loans advanced by the Tri-Lateral Shareholder to Tri-Lateral), claims and demands whatsoever, at law or in equity, that the Tri-Lateral Shareholder now has or hereafter may have against Tri-Lateral; and

   (b) all liabilities and obligations that Tri-Lateral now has or hereafter may have to the Tri-Lateral Shareholder;

by reason of any cause, act, deed, matter, thing or omission up to the date that the Letter of Acceptance and Transmittal is signed by the Tri-Lateral Share-holder. As a result, the legal rights and obligations of the Tri-Lateral Share-holder may be affected. Tri-Lateral Shareholders who wish to be better informed about the resulting effect on their legal rights and obligations should consult with their legal advisors.

Tax Consequences

The acquisition may result in certain tax consequences to the Tri-Lateral Shareholders who accept the Offer and deposit their Tri-Lateral Shares pursuant to the Offer. A brief summary of the general tax consequences is set out below. The following summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of Tri-Lateral Shares to which this Offer is made and no representations with respect to the income tax consequences to any particular holder are made. Accordingly, persons holding Tri-Lateral Shares who wish to accept the Offer should consult their own tax advisors with respect to their particular circumstances.

Canadian Residents

For Canadian residents, the transactions contemplated by the Offer will generally be regarded as taxable transactions that give rise to a capital gain or loss for Canadian income tax purposes. Therefore for Canadian income tax purposes a Tri-Lateral Shareholder disposing of Tri-Lateral Shares will gener-ally have to recognize any gain or loss in the taxation year in which the disposition occurs. For individuals, that disposition would be reported in their 2000 personal income tax returns. Tri-Lateral Shareholders resident in Canada will generally be required to calculate their capital gain or loss as the difference between the proceeds of disposition (net of any costs of disposition) over the adjusted cost base of the Tri-Lateral Shares.

Non-Residents

If at any time during the 60 month period prior to the disposition of the Tri-Lateral Shares a nonresident and any person with whom the non-resident does not deal with at arm's-length either separately or together owned 25% or more of the Tri-Lateral Shares, then the non-resident will generally be subject to Canadian income tax on the gain which arises from the disposition of the Tri-Lateral Shares, subject to the provisions of any applicable tax treaty with Canada. Although the Offerors do not believe there are any such Tri-Lateral Share-holders, in those circumstances the nonresident of Canada must file with Canada Customs and Revenue Agency the required forms under section 116 of the Income Tax Act (Canada). In filing the forms the non-resident should request that Canada Customs and Revenue Agency issue a certificate to the Offerors, which will permit the Offerors to pay all of the purchase price to the selling Tri-Lateral Shareholder without the necessity of withholding and remitting some of the proceeds to Canada Customs and Revenue Agency. In filing the forms the nonresident will be required to disclose information concerning the transaction, including the expected proceeds, the tax cost of the Tri-Lateral Shares and the resultant gain as well as detailed information concerning the non-resident and the Offer. The non-resident will then claim that the gain is exempt from Canadian taxation by virtue of a tax treaty or alternatively pay to Canada Customs and Revenue Agency 33 1/3% of the capital gain. Canada Customs and Revenue Agency will then issue the certificate to the Offerors.

If in the circumstances described above the non-resident does not provide the Canada Customs and Revenue Agency certificate to the Offerors or if the Offerors otherwise does not receive the Canada Customs and Revenue Agency certificate, then the Offerors will be required to withhold and remit 33 1/3% of the total proceeds to Canada Customs and Revenue Agency within 30 days following the month in which the transaction is completed. The Offerors will withhold 33 1/3% of the total proceeds payable until it receives the Canada Customs and Revenue Agency certificate. If the certificate is not provided to and received by the Offerors by the 30th day following the month in which the transaction is completed, then the Offerors will then be required to remit the withheld proceeds to Canada Customs and Revenue Agency. Non-residents who fall within the circumstances described above should apply to Canada Customs and Revenue Agency as soon as possible for the section 116 certificate to ensure that it is provided to the Offerors by the required date.

The Offerors have no knowledge of any other material fact concerning the Tri-Lateral Shares or any other matter that has not previously been generally disclosed that would reasonably be expected to affect the decision of Tri-Lateral Shareholders to accept or reject the Offer, except as otherwise disclosed in the Offer or this Take-Over Bid Circular.

20. Judicial Developments

As the Offer is not an insider bid under the Ontario Securities Act, and at this time the Offerors do not anticipate that a going private transaction under the Ontario Securities Act will follow the Offer, there are no references to applicable recent legal developments included in this Take-Over Bid Circular.

21. Statutory Rights of Rescission

Securities legislation in certain of the provinces and territories of Canada provides security holders of Tri-Lateral with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

22. Approval of the Take-Over Bid Circular

This Take-Over Bid Circular has been approved, and the delivery of this Take-Over Bid Circular to the Tri-Lateral Shareholders has been authorized, by the Offerors and the board of directors of the Offerors where appropriate.

23. Solicitation

No person has been retained by or on behalf of the Offerors to make solicitations in respect of the Offer or this Take-Over Bid Circular.

24. Certificate

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: May 26, 2000

"Terry Amisano"                             "Gregory Burnett"
------------------                          --------------------
TERRY M. AMISANO                            GREGORY C. BURNETT



"Alan Crawford"                              "Kevin Hanson"
------------------                          -------------------
ALAN G. CRAWFORD                             KEVIN R. HANSON



RUBY HOLDINGS

"Catherine Bruce"
---------------------------------------------------------
By: Bruce Directors Ltd., sole director of Ruby Holdings
(by Bruce Directors Ltd.'s signatory, its sole director Catherine Bruce)



                          The Depositary for the Offer is:
                                Morton & Company
                     FOR DELIVERY BY MAIL, HAND OR COURIER:
                         #1750 - 750 West Pender Street
                          Vancouver, British Columbia
                                    V6C 2T8

Any questions and requests for assistance may be directed to Terry M. Amisano (Tel. No. 604-689- 0188) or Gregory C. Burnett (Tel. No. 604-669-2615).

Exhibit 10.d.
Consent of Auditor dated April 30, 2002

Morgan & Company
Chartered Accounts
PO Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, BC  V7Y 1A1
Tel:  604.687.5841
Fax:  604.687.0075
www.morgan-cas.com



                               AUDITORS' REPORT

To the Shareholders
Tri-Lateral Venture Corporation


We have audited the balance sheets of Tri-Lateral Venture Corporation as at December 31, 2001 and 2000 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material mis-
statement.   An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.


Vancouver                                            "Morgan & Company"
April 30, 2002                                     Chartered Accountants

Exhibit 10.e.
Lennie Property
Location Map

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TRI-LATERAL VENTURE CORPORATION


By: /s/ GREGORY BURNETT
Gregory Burnett, President and Chief Executive Officer

Dated: November 25, 2002

Exhibit
99.1. CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


I, GREGORY BURNETT, President and Chief Executive Officer (performing the functions of Chief Financial Officer of the Company), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report on Form 20-F of Tri-Lateral Venture Corporation for the year ended December 31, 2001 and the quarterly report ended June 30, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Annual Report on Form 20-F fairly presents in all material respects the finan-cial condition and results of operations of Tri-Lateral Venture Corporation

By:  /s/ GREGORY BURNETT
------------------------------
Name:  GREGORY BURNETT
Title:  President and Chief Executive Officer

Date:  November 25, 2002

